Contents

Chairman’s Statement	2
Chief Executive Officer’s Statement	4
Highlights	6
Banking Analysis	10
Funds Management Analysis	14
Insurance Analysis	16
Directors’ Report	18
Five Year Financial Summary	49
Financial Statements	51
Income Statement	52
Balance Sheet	53
Statement of Recognised Income and Expense	54
Statement of Cash Flows	55
Notes to the Financial Statements	57
Directors’ Declaration	67
Independent Audit Report	68
Shareholding Information	69
International Representation	73
Contact Us	75
Corporate Directory	77

Chairman’s Statement
Introduction
The 2007 financial year has been a successful one for the Commonwealth Bank (“the Group”). We have achieved a very strong financial result and made another record dividend payment to Shareholders.
Your Board is focused on directing the Group to achieve superior long term Shareholder value. During the year the Group made good progress on many initiatives which, as further developed, will contribute significantly to our long term objective.
Results
The Group reported a statutory net profit after income tax (“net profit after income tax”) for the 12 months to 30 June 2007 of $4,470 million – an increase of 14% on the prior year. Cash net profit after income tax grew 18% to $4,604 million excluding the profit from the sale of the Hong Kong Insurance Business during 2006. Including the profit on sale of the Hong Kong Insurance Business cash net profit after tax increased by 14% with cash return on equity increasing from 21.3% to 22.1%. Cash earnings per share were up 16% to 353 cents per share (12% including the profit on sale of the Hong Kong Insurance Business).
Some of the achievements over the year were:
•	Record profit achieved with cash net profit after tax increasing 18% to $4,604 million;
•	Shareholders were rewarded with a record final dividend of 149 cents per share taking the total dividend for the year to 256 cents per share, an increase of 14%;
•	Strong performance from all businesses with Banking, Funds Management and Insurance all delivering double digit earnings growth;
•	Significant progress in the execution of the five key strategic priorities as the Group reinvests in the businesses to drive future profit growth;
•	Solid growth in Banking income of 10%, following growth in average interest earning assets of 15% to $316 billion and net interest margin contraction of 15 basis points (including 10 basis points of underlying margin contraction);
•	Growth in Funds Under Administration of 17% to $177 billion supported by both strong underlying inflows and positive investment market returns;
•	Growth in insurance premiums of 21% to $1,400 million and improved operating margins;
•	Strong growth in Total operating income of 11% with expense growth of 7%. The expense growth includes ongoing reinvestment in our businesses through recruitment of front line staff and increased spend on strategic initiatives; and
•	Continued stability in credit quality level across the portfolio.
The Banking business delivered a full year underlying Net profit after income tax of $3,763 million, representing a 17% increase on the prior year. This performance was supported by significant business lending volume growth, solid home loan growth and targeted investment in areas which will drive future profitability. Credit quality remained sound with loan impairment expense remaining stable as a proportion of lending assets.
The Australian Retail Banking business performed strongly with underlying net profit after income tax up 10%. This result reflects the strategic targeting of profitable growth in a competitive market, disciplined cost management and continued sound credit quality.
Highlights for the year included good home loan growth assisted by improved branch network performance in the second half, good inflows to all major deposit product categories and further productivity gains and technology savings largely offsetting the additional investment in front line staff. The improvements made to the retail product range were illustrated by the awarding of five star ratings to seven deposit products and three credit card products by Cannex.
Business, Corporate and Institutional businesses delivered an outstanding result, increasing underlying net profit after tax by 24%. This was driven by good performances across all businesses, with solid growth achieved in lending and deposit balances, favourable trading conditions and record CommSec trading volumes. Further investments were made during the year in both staff numbers and increased project spend to support the strategic expansion of Business Banking activities.
In the competitive New Zealand Banking industry, ASB Bank again performed well. ASB achieved statutory profit growth in local currency terms of 8% (excluding the impact of AIFRS hedge accounting). For the fifth consecutive year, ASB Bank was recognised as New Zealand’s “Bank of the Year” by the UK based Banker Magazine.
The Funds Management business delivered another excellent result. Underlying net profit after tax increased 23% over the prior year to $492 million. Funds Under Administration grew by 17% to $177 billion as a result of strong net fund flows and favourable investment markets. First Choice further increased its share of the Platform market to 8.5%. First Choice has now exceeded $39 billion in Funds Under Administration, achieving a growth rate of 51% in the last 12 months.
The Insurance business delivered an 18% increase in underlying net profit after income tax to $253 million, with strong sales volumes and good progress on the cross-sell initiative.
Dividends and Capital
The Board declared a record final dividend of 149 cents per share, a 15% increase on last year’s final dividend. The final dividend, which is fully franked, will be paid on 5 October 2007. This will take total dividends for the year to 256 cents per share, up 14% on last year. Over the last three years dividends have grown at an annual compound rate of 12%
The Group continues to issue new shares to satisfy the requirements of its Dividend Reinvestment Plan.
During the year dividend and interest payments were also made to the holders of the Group’s various capital securities: PERLS II, PERLS III, Trust Preferred Securities 2003, Trust Preferred Securities 2006, ASB Capital Preference Shares and ASB Capital No 2 Preference Shares.
The Group continued to actively manage its capital.
•	In September 2006, a number of changes were made to the Group’s Dividend Reinvestment Plan, which were advised to Shareholders on 5 October 2006. As a result of these changes, the dividend reinvestment plan participation rate increased markedly to 37.6% from previous levels of 18%;
•	An issue of $700 million of hybrid securities, called Funds Management Securities, was completed in September 2006; and
2      Commonwealth Bank of Australia Concise Annual Report 2007

Chairman’s Statement
•	An offer of Perpetual Exchangeable Resaleable Listed Securities (PERLS IV) was announced on 1 June 2007. The offer raised $1,465 million in July. These securities are structured to meet APRA’s new regulatory capital requirements for Non-Innovative Residual Tier 1 Capital, effective January 2008.
The issue of these securities forms part of the Group’s ongoing commitment to efficient capital management.
In February 2007, the Group’s long term credit rating was upgraded by Standard and Poor’s to ‘AA’ from ‘AA-‘ with the short term rating affirmed at ‘A-1+’. Moody’s Investor Services upgraded the Group’s long term rating from ‘Aa3’ to ‘Aa1’ and reaffirmed the short term rating at ‘P-1’ in May 2007.
Outlook
The economy performed well in 2007 with strong credit growth in housing, personal and business lending, supported by low levels of unemployment and robust capital expenditure.
While the outlook for the Australian economy for the 2008 financial year remains positive, there is some risk from recent instability in global financial markets. However, given the mix of the Group’s business and, in particular, its strong retail franchise, the Group is well positioned to continue to deliver strong returns.
Credit growth for the 2008 financial year is likely to remain strong although growth in business credit, which ran at nearly 19% in the 2007 year, may begin to slow. Despite recent rate rises, housing credit growth is expected to be slightly stronger due to continued high demand assisted by the migration of skilled workers to Australia. However, consumer credit growth is likely to slow from the 15% experienced in 2007 to between 8.5 – 10.5%.
The current high level of competitive intensity is not anticipated to decline in the coming year. Despite this, all of the Group’s businesses are performing well and the investments we are making coupled with quality execution will ensure that we remain competitive.
Taking all these factors into consideration, the Group expects to again deliver EPS growth in the coming year which meets or exceeds the average of its peers through a continued focus on delivering exceptional customer service and profitable growth.
Corporate Governance and Board Performance
It has been another busy and successful year for the Board and I would like to thank my fellow Directors for their contribution and dedication. I would particularly like to extend my appreciation to Warwick Kent and Frank Swan who will retire at this year’s Annual General Meeting on 7 November 2007.
Frank and Warwick have been members of the Board since July 1997 and June 2000 respectively. During this time, they have made invaluable contributions as members of the Board’s Audit and Risk Committees (and Frank as a member of the Board Performance and Renewal Committee). We thank Warwick and Frank for their contributions and wish them well in their retirements from the Board.
I would like to welcome two new Directors to the Board. Harrison Young and Sir John Anderson joined the Board on 13 February 2007 and 12 March 2007 respectively. Harrison Young had a distinguished career in investment banking for more than thirty years and was Managing Director and Vice Chairman of Morgan Stanley Asia from 1997 to 2003. Sir John Anderson has held many senior positions in the financial services industry in New Zealand including Chief Executive and Director of ANZ National Bank Limited and the National Bank of New Zealand. I am sure their skills and contributions will complement and enhance the performance of the Board.
Conclusion
It has been an exciting year for the Group. We have made significant progress on the four strategic priorities during the year. We are particularly pleased about the good results achieved in the Customer Service priority where we are receiving fewer retail customer complaints and more customer compliments. We have also identified a fifth strategic priority which is Profitable Growth where we are looking at different areas to enhance growth opportunities. Our progress on these strategic initiatives and the delivery of yet another good financial result is attributable to the commitment and hard work of our people. I would like to recognise, congratulate and thank all our employees for their contribution to the success of the Group.
I would also like to thank our customers and Shareholders for their confidence in and continued support of the Commonwealth Bank.
John Schubert
Chairman
15 August 2007
Commonwealth Bank of Australia Concise Annual Report 2007     3

Chief Executive Officer’s Statement
Introduction
The 2007 financial year has been another good one for the Group with all of our businesses performing well. The year’s success again demonstrates the quality and diversity of the businesses we have and the commitment of our people to realising our vision of being Australia’s finest financial services organisation through excelling in customer service.
At an operational level the Group maintained its momentum from last year and reported a very good result. We have delivered cash earnings per share growth (excluding the impact of the sale of our Hong Kong Insurance Business in the prior year) of 16%. Cash return on equity was up 80 basis points to 22.1%. A particularly pleasing aspect of the result was that as well as delivering a strong result we continued to invest in growth initiatives which will help to underwrite our future profit growth.
We continued to focus on profitable growth, avoiding business which we perceived to have a high risk profile or which did not meet our return criteria. As a result our credit quality remains strong. We are confident going into the new financial year but recognise that business will remain competitive. However, we do not plan to trade-off credit quality for growth.
Last year we identified four strategic priorities to lift business performance and growth: Customer Service; Business Banking; Technology and Operational Excellence; and Trust and Team Spirit. We made significant progress again this year in progressing these four strategies and I am very pleased with what has been achieved, and the positive impact it is having for all our businesses. During the course of the year we introduced one additional strategic priority – Profitable Growth.
Customer Service
Customer service remains the Group’s top strategic priority and while we have made real progress we still have some way to go before we achieve a level of service which we are happy with. Examples of our customer service initiatives in 2007 include:
•	The embedding of our Sales and Service culture has remained a priority. In particular, we have placed emphasis on training our front line people where we have focused on disciplines around customer needs analysis, business referral initiatives and “taking ownership and following up”;
•	We are investing in our front line and becoming more accessible to our customers. Examples include:
–	We are refurbishing retail branches and opening new branches;

–	We increased customer facing staff in both Retail and Business Banking. In business we are adding more bankers in Local Business Banking, our Agribusiness and middle market business;

–	We have introduced more flexible opening hours in our branches including Saturday trading in 65 branches;

–	We are opening new Business Banking centres and providing 24 hour, seven days per week phone access for our local business and rural customers;

–	For our rural customers, we launched Agriline, a telephone service operated by specialist agribusiness bankers;

–	We have introduced a new operating model into the retail branch network, giving our branch managers greater autonomy, which will better meet the needs of our customers and our people; and

–	We have continued to train wealth management and insurance advisers, placing them in our retail bank branches to provide specialist advice for our customers.
•	We are continuously reviewing and refining our product portfolio and introducing new and improved products which we believe will make us more competitive. We have also rationalised some of our product offering to provide simpler and more tailored solutions for customers; and
•	We are also simplifying our procedures and processing to improve our responsiveness and are introducing auto-decisioning in many parts of our business to speed up approval and processing times.
These initiatives are being noticed by our customers who are telling us that our service is getting better. In the Retail Bank we have seen significant improvements over the year with our Roy Morgan customer satisfaction scores up 5.6% — our best rating in ten years. In both the Retail and Business Banks we are seeing significant declines in customer complaints and a corresponding increase in customer compliments.
Business Banking
While we have strong relationships with a significant proportion of Australian businesses and are generating good quality profit growth, we have opportunities within a number of segments of Business Banking to improve our performance and grow our business. During the year we progressed important initiatives to improve Business Banking including:
•	We have completed the restructuring of the business to better align it with the needs of our business customers;
•	We are making good progress increasing our Business Banking “footprint” by employing new Business Bankers, adding new Business Banking centres and putting Business Bankers back into selected branches – we are on track to add 25 new Business Banking Centres by June 2009;
•	We have rolled out our CommSee for Business across our branch and call centre networks which is providing us with the information platform to support the selective growth of our Business Banking “footprint”;
•	We have built CommBiz, our new internet based Business Banking offering, and have successfully rolled it out to over 10,000 of our business customers;
•	We have developed a new and improved portfolio of Business Banking products and simplified our Business Banking processes and approval procedures; and
•	We have invested in people and new technology to make it easier for our customers to deal with us. For our rural customers we launched Agriline with 23 new Agriline specialists and for our small business customers we launched Local Business Banking Online.
Technology and Operational Excellence
The initiatives in this area are designed to deliver greater efficiency across the Group and to provide us with the technology to increase our competitive leverage through innovative process and systems. Progress to date includes:
•	We have bedded down our new Enterprise Information Technology (EIT) team and we have reorganised the function into a more co-ordinated and effective structure;
•	We have achieved our target of delivering efficiency savings across EIT of $100 million;
4      Commonwealth Bank of Australia Concise Annual Report 2007

Chief Executive Officer’s Statement
•	We have seen significant improvements in systems stability and resilience and have improved our security, controls and disaster recovery capabilities;
•	We executed a significant number of initiatives designed to improve customer service, increase operational efficiency and provide increased security to the Group and its customers. These initiatives include:
–	Dual factor identification;

–	The rollout of CommBiz;

–	Ongoing CommSee enhancements;

–	Global Markets systems improvements;

–	MediClear;

–	Wealth management cross sell initiative; and

–	New margin lending facility systems for FirstChoice.
•	We have continued to restructure our relationship with our IT providers with the execution this year of a new desktop agreement with EDS which will deliver savings and improved service levels to the Group; and
•	We have continued to refine our more focused approach to Group-wide procurement – building on the progress we have made over the last three years.
Trust and Team Spirit
The commitment, engagement and enthusiasm of our people go to the heart of our success as an organisation and our ability to deliver on our strategies. Over the year we have put in place a number of initiatives in this area including:
•	We are continuing to see a greater level of collaboration across the Group and we have better aligned the Group with the needs of our customers;
•	Our people are seeing continued improvements in the organisation and this is being reflected in a number of ways, including an increased focus on customer service;
•	We have increased our focus on our people with the introduction of a number of initiatives designed to enhance their well-being; and
•	We have continued to support our community by making significant commitments to a range of initiatives including financial literacy, environmental partnerships and one-off assistance for communities in need of help.
We are already beginning to see positive results with improved engagement scores in internal surveys, positive feedback from our people and the community and a substantial decrease in employee injury rates and staff turnover.
Profitable Growth
During the year the Group identified profitable growth as an additional strategic initiative. This additional priority was introduced to ensure we remained focused on identifying opportunities which will ensure that we continue to grow and create long term value for our Shareholders. Examples of current growth initiatives include:
•	We have a number of investments in Asia with the most significant being our existing businesses in Indonesia and China. While these investments are still relatively small, they are all performing well and we continue to look for further opportunities to invest in these and other attractive Asian markets;

•	Our Funds Management business has grown rapidly since we acquired Colonial in 2000 and we believe that we have the expertise and the scale to continue to expand this business both locally and internationally. CFS Global Asset Management is looking at a wide range of opportunities to expand its business and during the year launched over 20 new funds including infrastructure funds to hold and manage (on behalf of investors) our interest in the recently acquired UK infrastructure company, AWG plc;
•	Premium Business Services has a high level of expertise in its Global Markets Group and has used this to leverage product capabilities across a broad range of the Group’s existing customers base. It is also introducing innovative products and looking at how we might utilise existing expertise to take advantage of opportunities to grow in selective global markets; and
•	We also recognise that there are significant opportunities to better develop our existing customer base and continue to focus on the opportunities that this presents to drive profitable growth.
Looking Ahead
I am very pleased with the progress we made in 2007. Financially we had a very good year and we have momentum going into the 2008 financial year. Obviously the financial services sector will remain competitive but we believe we are well able to meet these challenges and our target for the 2008 year is to generate earnings growth which is equal to or exceeds the average of our peers. I am also pleased with the progress that we have made on executing our strategic agenda and am confident that in the coming year our Shareholders increasingly see the benefits of the significant investments that we are making.
The Group’s ability to deliver the strong performance we have seen over the past year would not have been possible without the goodwill and commitment of our people. I am very grateful for the high level of support I have received across the organisation and am enormously impressed with the quality and skills of our people.
It is a great privilege to lead this organisation and I am confident that we can continue to deliver for our people, our customers and our Shareholders.
Thank you.
Ralph Norris
Chief Executive Officer
15 August 2007
Commonwealth Bank of Australia Concise Annual Report 2007     5

Highlights
Financial Performance and Business Review
Performance Highlights

	Full Year		Half Year
Net Profit after	30/06/07	30/06/06	30/06/07	31/12/06
Income Tax	$M	$M	$M	$M

Statutory basis	4,470	3,928	2,279	2,191
Cash basis	4,604	4,053	2,333	2,271
Cash basis ex HK sale	4,604	3,908	2,333	2,271
The Group’s net profit after tax (“statutory basis”) for the year ended 30 June 2007 was $4,470 million, an increase of 14% on the prior year. The final dividend of $1.49 per share is another record and the total dividend for the year is $2.56 per share.
Cash earnings per share(1) increased 16% on the prior year to 353.0 cents.
The net profit after tax (“cash basis”)(1) increased 18% to $4,604 million.
The Group’s Return on Equity (“cash basis”) has improved by 80 basis points over the year to 22.1%.
The Group has delivered another strong performance during the year, through continued improvement in customer service and a focus on profitable growth. Key financial performance highlights over the year were:
•	Solid growth in Banking income of 10% on the prior year, following growth in average interest earning assets of 15% to $316 billion and net interest margin contraction of 15 basis points (including 10 basis points of underlying margin contraction);
•	Growth in Funds Under Administration of 17% to $177 billion supported by both strong underlying inflows and positive investment market returns;
•	Growth in insurance premiums of 21% to $1,400 million and improved operating margins;
•	Strong growth in Total operating income of 11% with expense growth of 7%. The expense growth is driven by ongoing reinvestment in our businesses through recruitment of front line staff and increased spend on strategic initiatives; and
•	Continued stability in credit quality level across the portfolio.
The result for the half year ended 30 June 2007 was solid with net profit after tax (“cash basis”), increasing by 17% to $2,333 million compared with the prior comparative period. The Group has invested significantly in the current half in support of its strategic priorities. The current half was also impacted by three fewer days and seasonally higher bad debts. This resulted in a 3% increase in cash profit compared with the prior half.
Other performance highlights specifically relating to the Group’s strategic priorities over the year included:
•	Significant increases in customer satisfaction scores;
•	Streamlining and simplifying the operation of the branch network, empowering local decision makers and strengthening the linkage between performance and remuneration;
•	Launch of CommBiz transactional banking service and the Local Business Banking Online networking platforms to further enhance service quality to business customers; and
•	Early success of the Wealth Management cross-sell initiatives with a 15% increase in total referrals and a 30% increase in new General Insurance sales.
Financial Condition
The Group’s assets increased by $56 billion to $425 billion (2006: $369 billion), while total lending assets increased by $38 billion to $304 billion, reflecting growth across a range of lending products.
The Bank’s capital position remains strong. The Tier One Capital Ratio decreased from 7.56% to 7.14%, reflecting acquisition of a major infrastructure asset and growth in Risk Weighted Assets from $216 billion to $245 billion due to strong growth in lending assets. The Total Capital Ratio increased from 9.66% to 9.76%, due to the issue of $2,331 million of Lower Tier Two Capital. The Group’s long term credit rating has been upgraded by Standard & Poor’s to ‘AA’ from ‘AA-’.
APRA’s revised prudential standards, effective 1 July 2006, resulted in transitional relief for prudential regulations until 31 December 2007 of $1,715 million – comprising $1,641 million Tier One Capital, and $74 million Upper Tier Two Capital.
Capital management initiatives undertaken during the year included the Dividend Reinvestment Plan (“DRP”), and the issue of hybrid securities and Lower Tier Two Capital.
The Bank has an integrated risk management framework to identify, assess and manage risks in the business. The risk profile is measured by the difference between capital available to absorb loss and risk as assessed by economic capital required.
Dividends
The total dividend for the year is another record at $2.56 per share.
The final dividend declared is $1.49 per share which takes the full year dividend to $2.56, an increase of 32 cents or 14% on the prior year. The dividend has been determined based on net profit after tax (“cash basis”). On this basis the dividend payout ratio for the year is 73.0%.
The dividend payment is fully franked and will be paid on 5 October 2007 to owners of ordinary shares at the close of business on 24 August 2007 (“record date”). Shares will be quoted ex–dividend on 20 August 2007.
The Group issued $518 million of shares to satisfy Shareholder participation in the Dividend Reinvestment Plan (“DRP”) in respect of the interim dividend for 2006/07.
Dividends per Share (cents)

(1)	Excluding the profit from the sale of the Hong Kong Insurance Business during the 2006 financial year.
6      Commonwealth Bank of Australia Concise Annual Report 2007

Highlights

	Full Year Ended			Half Year Ended
	30/06/07	30/06/06	Jun 07 vs	30/06/07	31/12/06	Jun 07 vs
Group Performance Summary	$M	$M	Jun 06%	$M	$M	Dec 06%

Net interest income	7,036	6,514	8	3,551	3,485	2
Other banking income	3,432	3,036	13	1,754	1,678	5

Total banking income	10,468	9,550	10	5,305	5,163	3
Funds management income	1,874	1,543	21	981	893	10
Insurance income	817	742	10	435	382	14

Total operating income	13,159	11,835	11	6,721	6,438	4
Shareholder investment returns	149	101	48	64	85	(25)
Profit on sale of the Hong Kong Insurance Business	—	145	large	—	—	—

Total income	13,308	12,081	10	6,785	6,523	4
Operating expenses	6,427	5,994	(7)	3,283	3,144	(4)
Loan impairment expense	434	398	(9)	239	195	(23)

Net profit before income tax	6,447	5,689	13	3,263	3,184	2
Corporate tax expense (1)	1,816	1,605	(13)	916	900	(2)
Minority interests (2)	27	31	13	14	13	(8)

Net profit after income tax (“cash basis”)	4,604	4,053	14	2,333	2,271	3
Defined benefit superannuation plan income/(expense)	5	(25)	large	1	4	(75)
Treasury shares valuation adjustment	(75)	(100)	25	(37)	(38)	3
One-off AIFRS mismatches	(64)	—	—	(18)	(46)	61

Net profit after income tax (“statutory basis”)	4,470	3,928	14	2,279	2,191	4

Represented by:
Banking	3,763	3,227	17	1,896	1,867	2
Funds management	492	400	23	260	232	12
Insurance	253	215	18	142	111	28

Net profit after income tax (“underlying basis”)	4,508	3,842	17	2,298	2,210	4
Shareholder investment returns after tax	96	66	45	35	61	(43)
Cash net profit after tax excluding the sale of the Hong Kong Insurance Business	4,604	3,908	18	2,333	2,271	3

Profit on sale of Hong Kong Insurance Business	—	145	large	—	—	—

Net Profit after tax (“cash basis”)	4,604	4,053	14	2,333	2,271	3

(1)	For purposes of presentation, Policyholder tax benefit and Policyholder tax expense components of corporate tax expense are shown on a net basis.

(2)	Minority interests include preference dividends paid to holders of preference shares in ASB Capital.

	Full Year Ended			Half Year Ended
	30/06/07	30/06/06	Jun 07 vs	30/06/07	31/12/06	Jun 07 vs
Shareholder Summary			Jun 06%			Dec 06%

Dividend per share – fully franked (cents)	256	224	14	149	107	39
Dividend cover – cash (times)	1.4	1.4	n/a	1.2	1.6	n/a
Earnings per share (cents)
Statutory – basic	344.7	308.2	12	175.1	169.6	3
Cash basis – basic	353.0	315.9	12	178.3	174.7	2
Cash basis – basic excluding the sale of Hong Kong Insurance Business	353.0	304.6	16	178.3	174.7	2
Dividend payout ratio (%)
Statutory	75.2	73.3	190bpts	86.1	63.8	large
Cash basis	73.0	71.0	200bpts	84.1	61.5	large
Weighted avg no. of shares – statutory basic (M)	1,281	1,275	—	1,286	1,276	1
Weighted avg no. of shares – cash basic (M) (1)	1,289	1,283	—	1,293	1,284	1
Return on equity – cash (%)	22.1	21.3	80bpts	22.0	22.3	(30)bpts

(1)	Fully diluted EPS and weighted average number of shares (fully diluted) are disclosed in Note 4 to the Financial Statements.
Commonwealth Bank of Australia Concise Annual Report 2007     7

Highlights

	As at
	30/06/07	31/12/06	30/06/06	Jun 07 vs	Jun 07 vs
Balance Sheet Summary	$M	$M	$M	Dec 06%	Jun 06%

Lending assets (1)	304,100	286,814	266,096	6	14
Total assets	425,139	397,261	369,103	7	15
Total liabilities	400,695	374,774	347,760	7	15

Shareholders’ Equity	24,444	22,487	21,343	9	15

Assets held and Funds Under Administration (FUA)
On Balance Sheet:
Banking assets	397,093	367,250	340,254	8	17
Insurance Funds Under Administration	19,814	21,040	20,792	(6)	(5)
Other insurance and internal funds management assets	8,232	8,971	8,057	(8)	2

	425,139	397,261	369,103	7	15

Off Balance Sheet:
Funds Under Administration	157,257	146,622	130,721	7	20

Total assets held and FUA	582,396	543,883	499,824	7	17

(1)	Lending assets comprise Loans, advances, and other receivables (gross of provisions for impairment and excluding securitisation) and Bank acceptances of customers.

	Full Year Ended			Half Year Ended
			Jun 07 vs			Jun 07 vs
Key Performance Indicators	30/06/07	30/06/06	Jun 06%	30/06/07	31/12/06	Dec 06%

Banking
Underlying Net Profit after tax ($M)	3,763	3,227	17	1,896	1,867	2
Net interest margin (%)	2.19	2.34	(15)bpts	2.16	2. 22	(6)bpts
Average interest earning assets ($M) (1)	316,048	274,798	15	325,380	306,868	6
Average interest bearing liabilities ($M) (1)	294,792	255,100	16	303,171	286,548	6
Expense to income (%)	45.8	47.7	4	46.1	45. 6	(1)

Funds Management
Underlying Net profit after income tax ($M)	492	400	23	260	232	12
Operating income to average Funds Under Administration (%)	1.15	1.12	3bpts	1.16	1. 13	3bpts
Funds Under Administration – spot ($M)	177,071	151,513	17	177,071	167,662	6
Expense to average FUA (%)	0.71	0.71	—	0.72	0. 71	(1)

Insurance
Underlying Net profit after income tax ($M)	253	215	18	142	111	28
Inforce premiums ($M)	1,400	1,156	21	1,400	1,340	4
Expense to average inforce premiums (%)	36.3	38.6	6	34.7	36. 2	4

Capital Adequacy
Tier One (%)	7.14	7.56	(42)bpts	7.14	7. 06	8bpts
Total (%)	9.76	9.66	10bpts	9.76	9. 78	(2)bpts
Adjusted Common Equity (%)	4.79	4.50	29bpts	4.79	4. 70	9bpts

(1)	Average interest earning assets and average interest bearing liabilities have been adjusted to remove the impact of securitisation.

Credit Ratings	Long term	Short term	Affirmed

Fitch Ratings	AA	F1+	Jun 07
Moody’s Investor Services	Aa1	P-1	Jun 07
Standards & Poor’s	AA	A-1+	Jun 07

The Group continues to maintain a strong capital position which is reflected in its credit ratings. In February 2007 Standards & Poor’s upgraded the Group’s long term credit rating from AA- to AA. In May 2007, Moody’s Investor Services upgraded the Group’s long term credit rating from Aa3 to Aa1.

Important Dates for Shareholders

Full Year Results Announcement	15 August 2007
Ex-Dividend Date	20 August 2007
Record Date	24 August 2007
Final Dividend Payment Date	5 October 2007
Annual General Meeting	7 November 2007
2008 Interim Results Date	13 February 2008

8      Commonwealth Bank of Australia Concise Annual Report 2007

Highlights
Cash EPS Performance (cents) (1)
Underlying Net Profit after Tax By Segment ($M) (1)
Banking Expense to Income
Lending Assets ($B)
Funds Under Administration ($B)
Annual Inforce Premiums – Australia & New Zealand ($M)

(1)	2004 is presented on a previous AGAAP basis; 2006 is presented excluding the profit from sale of the Hong Kong Insurance Business.
Commonwealth Bank of Australia Concise Annual Report 2007     9

Banking Analysis
Financial Performance and Business Review
Performance Highlights
The full year underlying net profit after tax of $3,763 million for the Banking business increased by 17% on the prior year.
The strong performance during the year was supported by:
•	Significant business lending volume growth of 19% since June 2006 to $91 billion;
•	Solid volume growth in home loans, up 13% since June 2006 to $175 billion;
•	Domestic deposit volume growth of 17% since June 2006 to $175 billion including the doubling of NetBank Saver balances which now total over $8 billion;
•	Net interest margin decreased 15 basis points over the year, comprising 10 basis points of underlying margin contraction and five basis points due to the higher level of liquid assets held and AIFRS accounting volatility;
•	Targeted investment in areas which will drive future profitability balanced by cost control in other areas, resulting in operating expenses increasing 5% on the prior year; and
•	Continued stability in the credit quality across the portfolio.
The underlying net profit after tax for the second half of the year increased by 2% to $1,896 million. The current half was impacted by a $45 million increase in investment spend on strategic initiatives. As in previous years, the second half performance was dampened by three fewer days and seasonally higher bad debts.
Net Interest Income
Net interest income increased by 8% on the prior year to $7,036 million. The growth was a result of continued strong volume growth reflected by an increase in average interest earning assets of 15% offset by a 6% reduction in net interest margin.
During the second half of the year net interest income increased 2%. This represents 3% growth on an underlying basis, with the positive impact of AIFRS hedging reclassification more than offset by the dampening impacts of three fewer days and a 50 basis point increase in the pensioner savings deeming rate in April. The increase in net interest income was driven by 6% growth in average interest earning assets and net interest margin contraction of six basis points.
Average Interest Earning Assets
Average interest earning assets increased by $41 billion over the year to $316 billion, reflecting a $33 billion increase in average lending interest earning assets and $8 billion increase in average non-lending interest earning assets.
Average home loan balances increased by 10% since 30 June 2006 and by 3% since December 2006. Both these growth rates were impacted by the $7 billion securitisation undertaken in March as part of ongoing capital management initiatives. Excluding this impact, the increase in gross home loan balances was 11% over the full year and 5% over the half year.
Personal Lending average balances have increased by 13% since June 2006 and 7% since December 2006. This result continues to be largely driven by strong growth in margin lending.
Average balances for Business, Corporate and Institutional lending increased 24% since June 2006 and 9% since December 2006, driven by lending to large institutions.
Net Interest Margin
Underlying net interest margin declined by 10 basis points. Increased holdings of liquid assets and AIFRS hedging volatility added a further five basis points, bringing total net interest margin decline to 15 basis points. The key drivers of the margin reduction were:
Liquid Assets: Average non lending interest earning assets have increased by $8 billion, resulting in headline margin contraction of six basis points.
AIFRS Volatility: The yield related to certain non-trading derivatives is reclassified to other banking income under AIFRS, which distorts the calculation of net interest margin. In the current year this had the effect of increasing headline margin by one basis point, net of increased hybrid instrument distributions.
Asset Pricing & Mix: Mainly the impact of strong competition in the home lending segment in both Australia and New Zealand (five basis points); and personal lending portfolio repricing (three basis points). Business lending margin has remained stable overall with some improving margins on domestic lending offsetting growth in lower margin offshore portfolios.
Cash Rate & Deposit Pricing: The combined impact of cash rate increases during 2006 on deposits, repricing of certain products and increasing proportion of lower margin savings accounts was a net benefit of three basis points. This was more than offset by an increase in the deeming rate on pensioner savings (one basis point); and yield curve impact from tightening of bill rate to cash rate spread and replicating portfolio (five basis points).
NIM movement since June 2006
During the second half net interest margin decreased by six basis points on both a headline and an underlying basis due to the offsetting impact of liquid asset growth and AIFRS volatility.
Underlying margin contraction was due to:
•	Asset Pricing & Mix impact of three basis points due to competitive pricing of home loans and growth in the lower yielding margin lending portfolio; and
•	Cash Rate & Deposit Pricing related contraction of three basis points due to similar influences as described above.
10      Commonwealth Bank of Australia Concise Annual Report 2007

Banking Analysis

	Full Year Ended			Half Year Ended
	30/06/07	30/06/06	Jun 07 vs	30/06/07	31/12/06	Jun 07 vs
Key Performance Indicators	$M	$M	Jun 06%	$M	$M	Dec 06%

Net interest income	7,036	6,514	8	3,551	3,485	2
Other banking income	3,432	3,036	13	1,754	1,678	5

Total Banking income	10,468	9,550	10	5,305	5,163	3

Operating expenses	4,797	4,558	(5)	2,443	2,354	(4)
Loan impairment expense	434	398	(9)	239	195	(23)

Net profit before income tax	5,237	4,594	14	2,623	2,614	—

Income tax expense	1,447	1,339	(8)	713	734	3
Minority interests	27	28	4	14	13	(8)

Net profit after income tax (“cash basis”)	3,763	3,227	17	1,896	1,867	2

Net profit after income tax (“underlying basis”)	3,763	3,227	17	1,896	1,867	2

	Full Year Ended			Half Year Ended
	30/06/07	30/06/06	Jun 07 vs	30/06/07	31/12/06	Jun 07
Productivity and Other Measures	$M	$M	Jun 06%	$M	$M	vs Dec 06%

Net interest margin (%)	2. 19	2.34	(15)bpts	2.16	2.22	(6)bpts
Expense to income (%)	45. 8	47.7	4	46.1	45.6	(1)
Effective corporate tax rate (%)	27. 6	29.1	150bpts	27.2	28.1	90bpts

	Full Year Ended			Half Year Ended
	30/06/07	30/06/06	Jun 07 vs	30/06/07	31/12/06	Jun 07 vs
Total Banking Net Profit after Tax (“Underlying Basis”)	$M	$M	Jun 06%	$M	$M	Dec 06%

Australian Retail products	1,840	1,678	10	928	912	2
Business, Corporate and Institutional products (1)	1,529	1,236	24	767	762	1
Hedging and AIFRS volatility (2)	2	(41)	large	1	1	—
Asia Pacific	390	356	10	201	189	6
Hedging and AIFRS volatility(2)	59	17	large	85	(26)	large
Other (2)	(57)	(19)	large	(86)	29	large

Total Banking Net profit after tax (“underlying basis”)	3,763	3,227	17	1,896	1,867	2

(1)	During the current year certain Balance Sheet risk management operations have been merged within the Financial Markets product of the Business, Corporate and Institutional segment; and the methodology for overhead cost allocation between Banking segments has been refined. Prior periods have been restated on a consistent basis.

(2)	During the current half the impact of Hedging and AIFRS volatility has been separately disclosed within the Business, Corporate and Institutional and Asia Pacific segments. Prior periods have been restated on a consistent basis.
Other Banking Income

	Full Year		Half Year
	30/06/07	30/06/06	30/06/07	31/12/06
	$M	$M	$M	$M

Commissions	1,729	1,635	870	859
Lending fees	896	800	479	417
Trading income	555	505	249	306
Other income	271	175	112	159

	3,451	3,115	1,710	1,741
Non-trading derivatives	(19)	(79)	44	(63)

Other banking income	3,432	3,036	1,754	1,678

Excluding the impact of AIFRS non-trading derivative volatility, Other banking income increased 11% over the year.
Other Banking Income
Factors impacting Other banking income were:
•	Commissions: increased by 6% on the prior year to $1,729 million. The increase was driven by a 22% increase in CommSec brokerage volumes and increased volume of initial public offering activities;
•	Lending fees: increased by 12% on the prior year to $896 million. The result was driven by an increase in lending volumes, particularly line fees related to the business and corporate lending portfolios;
•	Trading income: increased 10% on the prior year to $555 million reflecting favourable market conditions; and
•	Other income: increased $96 million on the prior year. The current year includes a $79 million gain on the sale of the Group’s share in Greater Energy Alliance Corporation Pty Limited (“Loy Yang”) and $58 million in relation to the sale of Mastercard shares. The prior year includes $32 million relating to the Mastercard initial public offering. The level of asset sales is not inconsistent with historic experience.

Other income in the second half decreased by $47 million to $112 million. After adjusting for the timing of Loy Yang, Mastercard and other property asset sales, other income was flat.
The current half result decreased by 2% compared to the prior half after excluding the impact of non-trading derivatives. This was the result of a reduction in trading income in the current half and the timing of asset sales impacting other income.
Commonwealth Bank of Australia Concise Annual Report 2007     11

Banking Analysis
Operating expenses
Underlying operating expenses within the Banking business increased by 5% on the prior year to $4,797 million. Operating expenses were impacted by:
•	Average salary increases of 4% reflecting the competitive domestic labour market and the effect of inflation on general expenses;
•	Ongoing investment in front line staff across each of our key businesses, with staff numbers rising 3% over the year;
•	Continued investment in various projects supporting the strategic priorities of the Group most notably the Business Banking and Global Markets growth initiatives, which were accelerated in the current half contributing to a $35 million half-on-half increase in investment spend; and
•	Continued productivity improvements achieved through process simplification initiatives, including $100 million of cost savings in IT expenditure during the year.
During the second half of the year operating expenses increased 4% to $2,443 million, driven by similar factors (particularly the accelerated investment).
Banking Expense to Income Ratio
The underlying Banking expense to income ratio improved from 47.7% for the full year ended 30 June 2006 to 45.8% in the current year representing a productivity improvement of 4%. The improvement reflects strong income growth, targeted growth in investment spend and discipline in underlying cost control.
Productivity
Loan Impairment Expense
The total charge for loan impairment expense for the year was $434 million, which is 19 basis points of average risk weighted assets. During the second half the loan impairment expense increased by 23% to $239 million. This was driven by general growth in risk weighted assets, risk ratings downgrades in the corporate middle market segment and seasonal influences. Loan impairment expense on consumer loans remained steady in the second half as a proportion of risk weighted assets.
Gross impaired assets were $421 million as at 30 June 2007, compared with $326 million at June 2006.
The Group remains well provisioned, with total provisions for impairment as a percentage of gross impaired assets of 298%.
Taxation Expense
The corporate tax charge for the year was $1,447 million, an effective tax rate of 27.6%.
The effective tax rate for the half year ended 30 June 2007 was 27.2% compared to 28.1% in the prior half.
The lower effective tax rate was principally due to the utilisation of domestic capital losses in the current half and was also assisted by lower offshore tax rates.
Provisions for Impairment Losses
Total provisions for impairment losses at 30 June 2007 were $1,256 million. This includes a collective provision of $1,034 million, which expressed as a percentage of gross loans and acceptances is 0.32%. The current level reflects:
•	Stable arrears rates within the Group’s consumer lending portfolios;
•	The high proportion of low risk home loans within the credit portfolio; and
•	Risk ratings downgrades and specific provisions within the business lending portfolio.
Risk Weighted Assets on Balance Sheet ($M)
Gross Impaired Assets ($M)
12      Commonwealth Bank of Australia Concise Annual Report 2007

Banking Analysis

	As At
	30/06/07	31/12/06	30/06/06	Jun 07 vs	Jun 07 vs
Total Banking Assets & Liabilities	$M	$M	$M	Dec 06%	Jun 06%

Interest earning assets
Home loans including securitisation	190,337	176,721	167,121	8	14
Less: securitisation	(15,633)	(10,754)	(12,607)	45	24

Home loans excluding securitisation	174,704	165,967	154,514	5	13
Personal	20,074	18,237	17,228	10	17
Business and corporate	90,601	84,215	76,044	8	19

Loans, advances and other receivables (1)	285,379	268,419	247,786	6	15
Non-lending interest earning assets	49,553	45,792	40,283	8	23

Total interest earning assets	334,932	314,211	288,069	7	16
Other assets (2)	62,161	53,039	52,185	17	19

Total assets	397,093	367,250	340,254	8	17

Interest bearing liabilities
Transaction deposits	41,915	36,070	35,771	16	17
Savings deposits	49,975	47,380	42,729	5	17
Investment deposits	76,856	72,188	67,364	6	14
Other demand deposits	26,157	24,892	20,325	5	29

Total interest bearing deposits	194,903	180,530	166,189	8	17
Deposits not bearing interest	8,479	8,289	7,038	2	20

Deposits and other public borrowings	203,382	188,819	173,227	8	17
Debt issues	69,753	71,431	65,086	(2)	7
Other interest bearing liabilities	43,719	40,320	34,890	8	25

Total interest bearing liabilities	308,375	292,281	266,165	6	16
Securitisation debt issues	15,737	11,130	13,505	41	17
Non interest bearing liabilities (3)	53,355	46,788	44,515	14	20

Total liabilities	377,467	350,199	324,185	8	16

Provisions for Impairment
Collective provision	1,034	1,040	1,046	(1)	(1)
Individually assessed provisions	199	171	171	16	16

Total provisions for loan impairment	1,233	1,211	1,217	2	1
Other credit provisions (4)	23	19	24	21	(4)

Total provisions for impairment losses	1,256	1,230	1,241	2	1

	Full Year Ended			Half Year Ended
			Jun 07 vs			Jun 07 vs
Asset Quality	30/06/07	30/06/06	Jun 06%	30/06/07	31/12/06	Dec 06%

Gross loans and acceptances ($M)	321,653	280,282	15	321,653	299,085	8
Risk weighted assets ($M)	245,347	216,438	13	245,347	234,569	5
Gross Impaired Assets ($M)	421	326	(29)	421	338	(25)
Net impaired assets ($M)	222	155	(43)	222	167	(33)
Collective provisions as a % of risk weighted assets	0.42	0.48	(6)bpts	0.42	0.44	(2)bpts
Collective provisions as a % of gross loans and acceptances	0.32	0.37	(5)bpts	0.32	0.35	(3)bpts
Individually assessed provisions for impairment as a % of gross impaired assets (5)	23.8	24.5	(70)bpts	23.8	23.4	40bpts
Loan impairment expense as a % average of risk weighted assets annualised (6)	0.19	0.20	1bpt	0.20	0.17	(3)bpts
Loan impairment expense as a % of gross loans and acceptances annualised	0.13	0.14	1bpt	0.15	0.13	(2)bpts

(1)	Gross of provisions for impairment which are included in Other assets.

(2)	Other assets include bank acceptances of customers, derivative assets, provisions for impairment and securitisation assets.

(3)	Non interest bearing liabilities include derivative liabilities.

(4)	Included in Other provisions.

(5)	Bulk portfolio provisions of $99 million at 30 June 2007 ($92 million at 31 December 2006 and $91 million at 30 June 2006) to cover unsecured personal loans and credit card lending have been deducted from individually assessed provisions to calculate this ratio. These provisions are deducted due to the exclusion of the related assets from gross impaired assets. The related asset amounts are instead included in the 90 days or more past due disclosure.

(6)	Average of opening and closing balances.
Commonwealth Bank of Australia Concise Annual Report 2007     13

Funds Management Analysis
Financial Performance and Business Review
Performance Highlights
Underlying net profit after tax increased 23% over the year to $492 million for the Funds Management business reflecting continued strong revenue growth across the business.
The underlying net profit after tax result for the second half of the year increased 12% on the prior half to $260 million driven by continued growth in the funds management business and strong investment performance.
Funds Under Administration increased 17% to $177 billion as at 30 June 2007.
Business Review
Industry conditions have been positive with strong investment markets and retail flows underpinning growth over the year.
Net fund flows for the year ended 30 June 2007 of $1.8 billion were impacted by the disengagement of a major client from the Avanteos platform. Excluding Avanteos, net funds flow for the year was over $7 billion, most of which occurred in the second half.
The drivers of this strong underlying net funds flow for the year were:
•	Investors taking advantage of superannuation legislation changes which contributed to $9.2 billion FirstChoice net flows for the year ended 30 June 2007. With over $39 billion in funds under administration, FirstChoice has experienced growth of 51% in the last 12 months; and
•	Solid institutional flows generated by the CFS Global Asset Management business.
During the year, a goodwill impairment of $40 million was recognised in relation to Avanteos.
Other key developments within the business include:
•	CFS Global Asset Management ongoing expansion into alternative asset classes and developing infrastructure capabilities both domestically and in Europe;
•	CFS Global Asset Management is the joint lead partner in a consortium which acquired AWG plc, an infrastructure company which provides water services in the UK. As at 30 June 2007 13% of the Group’s interest in AWG plc had been sold down to infrastructure funds;
•	CFS Global Asset Management, through its joint venture First State Media Group, acquired a major music copyright catalogue in May 2007. The purchase will be the foundation asset for a media focused investment fund to be launched later in the calendar year;
•	CFS Global Asset Management launched the First State Cinda Leaders Growth Equity Fund with joint venture partners China Cinda Asset Management;
•	New products launched by CFS during the year include a fully integrated margin lending solution, and 12 new investment options on the FirstChoice platform;
•	Commonwealth Financial Planner numbers increased during the year by 68 to 702. The first adviser training program was completed in early 2007 with 42 graduates and the second program commenced in February 2007 with 27 entrants. During the year referrals increased by 15%; and
•	CFS Global Asset Management incubated or launched in excess of 18 new products globally during the year, including long/short funds, new fixed interest products, Asian and Global Property Securities products for international distribution, and a range of institutional multi-asset products.
Investment Performance
Investment performance has been solid with 74% of funds outperforming benchmark on a three year basis, and 66% of funds outperforming on a one year basis.
Operating Income
Operating income increased by 21% to $1,883 million for the year underpinned by a 18% increase in average funds under administration and strong investment performance driving an increase in performance fees.
During the second half of the year, Operating income increased by 10% to $985 million. This result was due to an 8% increase in average funds under administration on the prior half and an increase in margins.
Margins increased three basis points over the year due to growth in higher margin asset classes, performance fees and improved distribution margins partially offset by the general trend toward the lower margin platform offering.
Operating Expenses
Volume expenses, which predominately comprise external distribution and trail commissions, increased by 27% over the year which is in line with growth in funds under administration and underlying growth and mix of retail and wholesale inflows.
Operating expenses increased by 16% on the prior year to $890 million. The key drivers of expense growth include:
•	Investment in the international expansion of the CFS Global Asset Management business;
•	Establishment of competitive remuneration schemes in the asset management business to attract and retain high quality talent;
•	Increased spend on strategic projects including the Wealth Management cross-sell initiative and new product development (eg. margin lending facility); and
•	Investment on system simplification initiatives.
Despite significant investment in the expansion of CFS Global Asset Management, the expense to net operating income ratio decreased from 57.6% to 55.7% over the year.
Taxation
The corporate tax expense for the year was $232 million, representing an effective tax rate of 32.1% compared with 28.4% for the prior year. The increase in the effective tax rate is due to one-off permanent tax differences. As previously disclosed, the prior year included a tax benefit from the recognition of international losses not previously brought to account.
Market Share
In the latest Plan for Life market share statistics, the Group is ranked 1st in total Australian retail market share at 14.2%. The Australian retail market share has been impacted by the disengagement of a major client from the Avanteos platform. FirstChoice increased its share of the Platform market to 8.5%.

	30/06/07	31/12/06	30/06/06

Australian retail (1) (2)	14.2	15.4	15.4
New Zealand retail (1)	15.8	16.1	16.0
Firstchoice platform (1) (2)	8.5	8.2	7.7

(1)	Prior period comparatives have been restated.

(2)	As at 30 March 2007.
14      Commonwealth Bank of Australia Concise Annual Report 2007

Funds Management Analysis

	Full Year Ended			Half Year Ended
	30/06/07	30/06/06	Jun 07 vs	30/06/07	31/12/06	Jun 07 vs
Key Performance Indicators	$M	$M	Jun 06%	$M	$M	Dec 06%

Operating income – external	1,874	1,543	21	981	893	10
Operating income – internal	9	9	—	4	5	(20)

Total operating income	1,883	1,552	21	985	898	10

Shareholder investment returns	14	14	—	10	4	large

Funds management income	1,897	1,566	21	995	902	10

Volume expense	285	224	(27)	141	144	2
Operating expenses	890	765	(16)	467	423	(10)

Total operating expenses	1,175	989	(19)	608	567	(7)

Net profit before income tax (“cash basis”)	722	577	25	387	335	16

Net profit before income tax (“underlying basis”) (1)	708	563	26	377	331	14

Corporate tax expense (2)	232	164	(41)	132	100	(32)
Minority interests	—	3	large	—	—	—

Net profit after income tax (“cash basis”)	490	410	20	255	235	9

Net profit after income tax (“underlying basis”) (1)	492	400	23	260	232	12

(1)	Underlying basis excludes Shareholder investment returns.

(2)	For purpose of presentation, Policyholder tax benefit and Policyholder tax expense are shown on a net basis (30 June 2007: $175 million and 30 June 2006: $193 million).

	Full Year Ended			Half Year Ended
	30/06/07	30/06/06	Jun 07 vs	30/06/07	31/12/06	Jun 07 vs
Funds Under Administration	$M	$M	June 06%	$M	$M	Dec 06%

Funds Under Administration – average	164,404	139,082	18	171,264	158,010	8
Funds Under Administration – spot	177,071	151,513	17	177,071	167,662	6
Funds under management – spot	139,685	118,682	18	139,685	128,312	9
Net funds flows (excluding Avanteos)	7,126	5,287	35	5,744	1,382	large
Net funds flows	1,763	10,830	(84)	(313)	2,076	large

	Full Year Ended			Half Year Ended
	30/06/07	30/06/06	Jun 07 vs	30/06/07	31/12/06	Jun 07 vs
Productivity and Other Measures	%	%	Jun 06%	%	%	Dec 06%

Operating income to average Funds Under Administration	1.15	1.12	3bpts	1.16	1.13	3bpts
Total expenses to average Funds Under Administration	0.71	0.71	—	0.72	0.71	(1)
Operating expenses to net operating income (total operating income less volume expenses)	55.7	57.6	3	55.3	56.1	1
Effective corporate tax rate	32.1	28.4	(370)bpts	34.1	29.9	(420)bpts

Underlying Net Profit After Tax growth of 23% on the prior year
Commonwealth Bank of Australia Concise Annual Report 2007     15

Insurance Analysis
Financial Performance and Business Review
Performance Highlights
Underlying net profit after tax for the Insurance business increased 18% on the prior year to $253 million. This growth rate was impacted by the inclusion of the operating results of the Hong Kong Insurance Business for part of the prior year. Another measure of Insurance business performance is planned profit margins, which increased by 26% on the prior year.
The result was driven by:
•	Solid inforce premium growth in Australia and New Zealand;
•	Positive claims experience; and
•	Increased investment in the business.
Full year net profit after tax (“cash basis”) decreased by 16% to $351 million, impacted by the profit on sale of the Hong Kong Insurance Business of $145 million in the prior year. After adjusting the result for the sale of the Hong Kong Insurance Business, net profit after tax increased by 30%.
Underlying net profit after tax for the half year ended 30 June 2007 was up by 28% on the prior half.
The Group remains the largest life insurer in Australia, New Zealand and Fiji.
Business Review
Australia
Full year underlying net profit after tax for the Australian insurance business increased 28% on the prior year to $160 million.
Net profit after tax (“cash basis”) increased 29% on the prior year to $234 million, reflecting growth in Shareholder investment returns over the year together with strong volume growth and improved operating margins.
Key performance drivers were:
•	Inforce premium growth of 20%, reflecting strong sales volumes and progress of the cross-sell initiative;
•	Improvement in planned life margins and operating margins on the prior year;
•	Good claims experience; and
•	Strong Shareholder investment returns.
Other highlights for the Australian Insurance business included:
•	A significant increase in new business over the year particularly in Group Life Risk;
•	CommInsure increased its Total risk market share to 14.2% an increase of one percentage point since 30 June 2006;
•	The introduction of 130 Branch Insurance Representatives as part of the cross-sell initiative positively impacting on General Insurance sales (30% increase in new business sales);
•	Ongoing simplification and rationalisation of systems and processes;
•	Launch of online quoting tool for planners aimed at reducing the time and complexity of insurance and annuity quotes to improve conversion rates; and
•	Continued good claims management.
New Zealand
The Life Insurance operations in New Zealand operate predominantly under the Sovereign brand.
New Zealand’s net profit after tax (“cash basis”) increased 12% on the prior year to $105 million. The main drivers of this result were:
•	Market leading growth in new business sales with Sovereign capturing 33.8% of new business sales market share over the year compared to 32.7% in the prior year;
•	A continuation of positive investment returns;
•	Low lapse rates on existing business; offset by
•	A deterioration in claims experience from 2006 with a higher incidence of disability and term life claims.
The market share of inforce premiums at 30 June 2007 was 31.8%, an increase of 40 basis points over the year.
Operating Income
Operating income increased 10% on the prior year to $817 million. The prior year was impacted by the inclusion of the operating results of the Hong Kong Insurance Business until its sale in October 2005. Excluding this, operating income increased by 17% on the prior year.
Life Insurance income increased 11% to $745 million on the prior year, and by 19% excluding the operating results of the Hong Kong Insurance Business. This reflects strong volume growth and favourable claims experience.
General Insurance income of $72 million was flat compared with the prior year despite strong sales growth. The result was impacted by claims associated with recent NSW storms in the Hunter region which had a greater financial impact than that of Cyclone Larry in the prior year.
Operating Expenses
Total operating expenses of $282 million (excluding volume related expenses) increased 3% on the prior year.
Increases in operating expenses included:
•	Increased spend on strategic projects including the Wealth Management cross-selling initiatives;
•	Introduction of Branch Insurance Representatives into selected Bank branches;
•	Product development across Life and General Insurance lines;
•	Investment on system migration and simplification to further reduce the number of insurance systems used and reduce ongoing costs;
•	Development costs in preparation for the launch of compulsory savings in New Zealand under the KiwiSaver program; offset by
•	Reduction in expenses since the sale of the Hong Kong Insurance Business.
Corporate Taxation
The effective corporate tax rate for the year was 28.1% compared with 27.3% in the prior year.
16      Commonwealth Bank of Australia Concise Annual Report 2007

Insurance Analysis

	Full Year Ended			Half Year Ended
	30/06/07	30/06/06	Jun 07 vs	30/06/07	31/12/06	Jun 07 vs
Key Performance Indicators	$M	$M(4)	Jun 06%	$M	$M	Dec 06%

Insurance
Life insurance operating income	745	669	11	406	339	20
General insurance operating income	72	73	(1)	29	43	(33)

Total operating income	817	742	10	435	382	14

Shareholder investment returns	135	87	55	54	81	(33)
Profit on sale of the Hong Kong Insurance Business	—	145	—	—	—	—

Total insurance income	952	974	(2)	489	463	6

Volume expense	182	181	(1)	93	89	(4)
Operating expenses (1)	282	275	(3)	143	139	(3)

Total expenses	464	456	(2)	236	228	(4)

Net profit before income tax	488	518	(6)	253	235	8

Corporate tax expense (2)	137	102	(34)	71	66	(8)

Net profit after income tax (“cash basis”)	351	416	(16)	182	169	8

Net profit after income tax (“underlying basis”) (3)	253	215	18	142	111	28

	Full Year Ended			Half Year Ended
	30/06/07	30/06/06	Jun 07 vs	30/06/07	31/12/06	Jun 07 vs
Productivity and Other Measures	%	%(4)	Jun 06%	%	%	Dec 06%

Operating income to average inforce premiums	63. 9	62. 9	2	64. 0	60. 7	5
Expenses to average inforce premiums	36. 3	38. 6	6	34. 7	36. 2	4
Effective corporate tax rate excluding impact of profit on sale of Hong Kong Insurance Business	28. 1	27. 3	(80)bpts	28. 1	28. 1	—

	Full Year Ended			Half Year Ended
	30/06/07	30/06/06	Jun 07 vs	30/06/07	31/12/06	Jun 07 vs
Sources of Profit from Insurance Activities	$M	$M(4)	Jun 06%	$M	$M	Dec 06%

The Margin on Services profit from ordinary activities after income tax is represented by:
Planned profit margins	184	146	26	90	94	(4)
Experience variations	56	48	17	49	7	large
General insurance operating margins	13	21	(38)	3	10	(70)

Operating margins	253	215	18	142	111	28
After tax Shareholder investment returns	98	56	75	40	58	(31)
Profit on sale of the Hong Kong Insurance Business	—	145	—	—	—	—

Net profit after income tax (“cash basis”)	351	416	(16)	182	169	8

(1)	Operating expenses include $9 million internal expenses relating to the asset management of Shareholder funds (30 June 2006: $9 million).

(2)	For purpose of presentation, Policyholder tax benefit and Policyholder tax expense components of corporate tax expense are shown on a net basis (30 June 2007: $91 million, 30 June 2006: $138 million).

(3)	Underlying basis excludes Shareholder investment returns and the profit on the sale of the Hong Kong Insurance Business.

(4)	Includes impact of the operating performance of the Hong Kong Insurance Business until its sale in October 2005.
Geographical Analysis of Business Performance

	Full Year Ended
	Australia		New Zealand		Asia		Total
Net Profit after Income Tax	30/06/07	30/06/06	30/06/07	30/06/06	30/06/07	30/06/06	30/06/07	30/06/06
(“cash basis”)	$M	$M	$M	$M	$M	$M	$M	$M

Operating margins	160	125	88	77	5	13	253	215
After tax Shareholder investment returns	74	56	17	17	7	(17)	98	56
Profit on sale of Hong Kong Insurance Business	—	—	—	—	—	145	—	145

Net profit after income tax	234	181	105	94	12	141	351	416

	Half Year Ended
	Australia		New Zealand		Asia		Total
Net Profit after Income Tax	30/06/07	31/12/06	30/06/07	31/12/06	30/06/07	31/12/06	30/06/07	31/12/06
("cash basis")	$M	$M	$M	$M	$M	$M	$M	$M

Operating margins	92	68	47	41	3	2	142	111
After tax Shareholder investment returns	27	47	8	9	5	2	40	58

Net profit after income tax	119	115	55	50	8	4	182	169

Commonwealth Bank of Australia Concise Annual Report 2007       17

Directors’ Report
The Directors of the Commonwealth Bank of Australia submit their report, together with the financial report of the Commonwealth Bank of Australia (“the ‘Bank”) and of the Group, being the Bank and its controlled entities, for the year ended 30 June 2007.
The names of the Directors holding office during the financial year are set out below together with details of Directors’ experience, qualifications, special responsibilities and organisations in which each of the Directors has declared an interest.
John M Schubert, Chairman
Dr Schubert has been a member of the Board since 1991 and Chairman since November 2004. He is Chairman of the Board Performance & Renewal Committee and a member of the People & Remuneration Committee. He was a member of the Risk Committee until 30 April 2006. He holds a Bachelor’s Degree and PhD in Chemical Engineering and has executive experience in the petroleum, mining and building materials industries. Dr Schubert is the former Managing Director and Chief Executive Officer of Pioneer International Limited and the former Chairman and Managing Director of Esso Australia Ltd.
Chairman: G2 Therapies Limited, Great Barrier Reef Foundation.
Director: BHP Billiton Limited, BHP Billiton Plc and Qantas Airways Limited.
Other Interests: Academy of Technological Science and Engineering (Fellow), Institute of Engineers (Fellow) and Honorary Member & Past President, Business Council of Australia.
Dr Schubert is a resident of New South Wales. Age 64.
Ralph J Norris, DCNZM, Managing Director and Chief Executive Officer
Mr Norris was appointed as Managing Director and Chief Executive Officer with effect from September 2005. Mr Norris had been Chief Executive Officer and Managing Director of Air New Zealand since 2002 and had been a Director of that Company since 1998. He retired from that Board in 2005 to take up his position with the Bank. He is a member of the Risk Committee.
Prior to his appointment at Air New Zealand, Mr Norris had a 30 year career in Banking. He was Chief Executive Officer of ASB Bank Limited from 1991 until 2001 and Head of International Financial Services from 1999 until 2001.
In 2005, Mr Norris retired from the Board of Fletcher Building Limited where he had been a Director since 2001.
Other Interests: New Zealand Institute of Management (Fellow) and New Zealand Computer Society (Fellow).
Mr Norris is a resident of New South Wales. Age 58.
Reg J Clairs, AO
Mr Clairs has been a member of the Board since 1999 and is Chairman of the People & Remuneration Committee. As the former Chief Executive Officer of Woolworths Limited, he had 33 years experience in retailing, branding and customer service.
Chairman: The Cellnet Group
Director: David Jones Limited
Other Interests: Australian Institute of Company Directors (Member).
Mr Clairs is a resident of Queensland. Age 69.
Colin R Galbraith, AM
Mr Galbraith has been a member of the Board since 2000 and is a member of the Audit Committee and Board Performance & Renewal Committee. He is a special advisor for Gresham Partners Limited.
Chairman: BHP Billiton Community Trust.
Director: OneSteel Limited and Australian Institute of Company Directors.
Other Interests: CARE Australia (Director) and Royal Melbourne Hospital Neuroscience Foundation (Trustee).
Mr Galbraith is a resident of Victoria. Age 59.
S Carolyn H Kay
Ms Kay has been a member of the Board since 2003 and is also a member of the People & Remuneration and Audit Committees. She holds Bachelor Degrees in Law and Arts and a Graduate Diploma in Management. She has extensive experience in international finance. She was a senior executive at Morgan Stanley in London and Melbourne for 10 years and prior to that she worked in international Banking and finance both as a lawyer and Banker in London, New York and Melbourne.
Director: Brambles Industries Limited and Starlight Foundation.
Other Interests: Australian Institute of Company Directors (Fellow) and Allens Arthur Robinson (External Member of the Board).
Ms Kay is a resident of New South Wales. Age 45.
Warwick G Kent, AO
Mr Kent has been a member of the Board since 2000 and is a member of the Audit and Risk Committees. He was previously a Director of Colonial Limited, appointed 1998. He was Managing Director and Chief Executive Officer of BankWest until his retirement in 1997. Prior to joining BankWest, Mr Kent had a long and distinguished career with Westpac Banking Corporation.
Other Interests: Walter and Eliza Hall Trust (Trustee), Australian Institute of Company Directors (Fellow), Australian Society of CPAs (Fellow), Finsia (Senior Fellow) and the Chartered Institute of Company Secretaries (Fellow).
Mr Kent is a resident of Western Australia. Age 71.
Fergus D Ryan
Mr Ryan has been a member of the Board since 2000 and is Chairman of the Audit Committee and a member of the Risk Committee. He has extensive experience in accounting, audit, finance and risk management. He was a senior partner of Arthur Andersen until his retirement in 1999 after 33 years with that firm including five years as Managing Partner Australasia. Until 2002, he was Strategic Investment Co-ordinator and Major Projects Facilitator for the Commonwealth Government.
Member: Prime Minister’s Community Business Partnership and Chairman of the Partnership Sub Committee on Corporate Social Responsibility.
Director: Australian Foundation Investment Company Limited, Clayton Utz, National Australia Day Council and Deputy Chairman for National Library of Australia.
Other Interests: Committee for Melbourne (Counsellor) and Pacific Institute (Patron).
Mr Ryan is a resident of Victoria. Age 64.
18       Commonwealth Bank of Australia Concise Annual Report 2007

Directors’ Report
Frank J Swan
Mr Swan has been a member of the Board since 1997 and is Chairman of the Risk Committee and a member of the Audit Committee and Board Performance and Renewal Committee. He holds a Bachelor of Science degree and has twenty three years senior management experience in the food and beverage industries.
Chairman: Foster’s Group Limited and Centacare Catholic Family Services.
Other Interests: Institute of Directors (Fellow), Australian Institute of Company Directors (Fellow) and Australian Institute of Management (Fellow).
Mr Swan is a resident of Victoria. Age 66.
David J Turner
Mr Turner was appointed to the Board in August 2006 and is a member of the Risk Committee.
Until his retirement on 30 June 2007, Mr Turner was CEO of Brambles. He occupied that role since October 2003. He joined Brambles as Chief Financial Officer in 2001 having previously been Finance Director of GKN plc. Mr Turner has also served as a member of the Board of Whitbread plc and as Chairman of its Audit Committee from 2000 until 2006. He is a Fellow of The Institute of Chartered Accountants in England and Wales and has wide experience in finance, international business and governance.
Director: Brambles Limited
Mr Turner is a resident of New South Wales. Age 62.
Jane S Hemstritch
Ms Hemstritch was appointed to the Board effective 9 October 2006 and is a member of the People & Remuneration Committee.
Ms Hemstritch was Managing Director — Asia Pacific, Accenture Limited from 2004 until her retirement in February 2007. In this role, she was a member of Accenture’s global executive leadership team and oversaw the management of Accenture’s business portfolio in Asia Pacific. She holds a Bachelor of Science Degree in Biochemistry and Physiology and has professional expertise in technology, communications, change management and accounting. She also has experience across the financial services, telecommunications, government, energy and manufacturing sectors and in business expansion in Asia.
Director: The Global Foundation
Other Interests: Institute of Chartered Accountants in Australia (Fellow), Institute of Chartered Accountants in England and Wales (Fellow), Chief Executive Women Inc. (Member) and Council of Governing Members of The Smith Family.
Ms Hemstritch is a resident of Victoria. Age 54.
Harrison H Young
Mr Young joined the Board on 13 February 2007. He is a member of the Risk Committee. At the time of appointment to the Board, Mr Young retired as Chairman of Morgan Stanley Australia, a position he had held since 2003. In an investment banking career of more than thirty years, he did business in twenty countries and advised eight foreign governments. From 1997 to 2003 he was a Managing Director and Vice Chairman of Morgan Stanley Asia. Prior to that he spent two years in Beijing as Chief Executive of China International Capital Corporation. From 1991 to 1994 he was a senior officer of the Federal Deposit Insurance Corporation in Washington.
Chairman: Asia Society AustralAsia Centre
Director: Florey Neuroscience Institutes and Financial Services Volunteer Corps in New York
Mr Young is a resident of Victoria. Age 62.
Sir John A Anderson, KBE
Sir John joined the Board on 12 March 2007. He is a member of the Risk Committee. Sir John is a highly respected business and community leader, having held many senior positions in New Zealand finance including Chief Executive and Director of ANZ National Bank Limited from 2003 to 2005 and the National Bank of New Zealand Limited from 1989 to 2003.
In 1994, Sir John was awarded Knight Commander of the Civil Division of the Order of the British Empire, and in 2005 received the inaugural Blake Medal for “Outstanding Leadership Contributions to New Zealand”.
Chairman: Television New Zealand Limited and New Zealand Cricket Inc.
Director: International Cricket Council
Other Interests: Institute of Financial Professionals New Zealand (Fellow), Institute of Directors (Fellow), New Zealand Society of Accountants (Fellow) and Australian Institute Banking and Finance (Life Member).
Sir John is a resident of Wellington, New Zealand. Age 61.
A B (Tony) Daniels, OAM, retired 3 November 2006
Mr Daniels was a member of the Board from 2000 until his retirement in November 2006. He was also a member of the People & Remuneration and Risk Committees. He has extensive experience in manufacturing and distribution, being Managing Director of Tubemakers of Australia for eight years to 1995, during a long career with that Company. In addition to serving as a Director of various public companies, he has also worked with government in superannuation, competition policy and export facilitation.
Director: O’Connell St Associates.
Other Interests: Australian Institute of Company Directors (Fellow) and Australian Institute of Management (Fellow).
Mr Daniels is a resident of New South Wales. Age 72.
Barbara K Ward, retired 3 November 2006
Ms Ward was a member of the Board from 1994 until her retirement in November 2006. She was also a member of the Audit and Risk Committees. She holds Bachelor of Economics and Master of Political Economy degrees and has experience in policy development and public administration as a senior ministerial adviser and experience in the transport and aviation industries, most recently as Chief Executive of Ansett Worldwide Aviation Services.
Chairperson: Country Energy.
Director: Lion Nathan Limited, Allco Finance Group Limited, Multiplex Limited and Multiplex Funds Management Limited.
Other Interests: Sydney Opera House Trust (Trustee) and Australian Institute of Company Directors (Member).
Ms Ward is a resident of New South Wales. Age 53.
Commonwealth Bank of Australia Concise Annual Report 2007       19

Directors’ Report
Other Directorships
The Directors held directorships on other listed companies within the last three years as follows:

Date of Ceasing
Director	Company	Date Appointed	(if applicable)

J M Schubert	BHP Biliton Limited	01/06/2000
	BHP Biliton Plc	29/06/2001
	Qantas Limited	23/10/2000
	Worley Group Limited	28/11/2002	28/02/2005

R J Norris	Air New Zealand Limited	18/02/2002	30/08/2005
	Fletcher Building Limited	17/04/2001	09/08/2005

R J Clairs	David Jones Limited	22/02/1999
	Cellnet Group Limited	01/07/2004

A B Daniels	AGL Energy Limited	04/08/1999	18/10/2005

C R Galbraith	OneSteel Limited	25/10/2000
	GasNet Australia Group	17/12/2001	10/11/2006

S C H Kay	Brambles Industries Limited	01/06/2006
	Symbion Health Limited	28/09/2001	02/03/2007

W G Kent	West Australian Newspaper Holdings Limited	02/02/1998	01/11/2006
	Coventry Group Limited	01/07/2001	06/11/2006
	Perpetual Trustees Australia Limited (Group)	01/05/1998	31/07/2005

F D Ryan	Australian Foundation Investment Company Limited	08/08/2001

F J Swan	Foster’s Group Limited	26/08/1996
	National Foods Limited	11/03/1997	30/06/2005
	Southcorp Limited	26/05/2005	29/07/2005

D J Turner	Brambles Limited	21/03/2006

B K Ward	Lion Nathan Limited	20/02/2003
	Multiplex Group	26/10/2003
	Allco Finance Group Limited	29/04/2005

Directors’ Meetings
The number of Directors’ meetings (including meetings of committees of Directors) and number of meetings attended by each of the Directors of the Commonwealth Bank of Australia during the financial year were:

	No. of Meetings	No. of Meetings
Director	Held(1)	Attended(2)

J M Schubert	12	12
R J Norris	12	12
R J Clairs	12	12
C R Galbraith	12	12
S C H Kay	12	12
W G Kent	12	12
F D Ryan	12	11
F J Swan	12	11
D J Turner	12	12
J S Hemstritch	8	8
H H Young	4	4
J A Anderson	3	3
A B Daniels	6	6
B K Ward	6	6

(1)	The number of meetings held during the time the Director was a member of the Board.

(2)	Ms Hemstritch was appointed effective 9 October 2006. Mr Young was appointed effective 13 February 2007. Sir John was appointed effective 12 March 2007. Mr Daniels and Ms Ward retired 3 November 2006.
20       Commonwealth Bank of Australia Concise Annual Report 2007

Directors’ Report
Committee Meetings

					People & Remuneration
	Risk Committee		Audit Committee		Committee
	No. of Meetings	No. of Meetings	No. of Meetings	No. of Meetings	No. of Meetings	No. of Meetings
Director	Held(1)	Attended	Held(1)	Attended	Held(1)	Attended

J M Schubert	6	6			8	8
R J Norris	7	7
R J Clairs	2	2			8	8
C R Galbraith	2	2	8	8
S C H Kay	2	2	5	5	8	8
W G Kent	7	7	8	8
F D Ryan	7	7	8	8
F J Swan	7	7	5	5
D J Turner	7	7
J S Hemstritch	1	1			5	5
H H Young	2	2
J A Anderson	2	2
A B Daniels	2	2			3	3
B K Ward	2	2	3	3

	Board Performance & Renewal
	Committee
	No. of Meetings	No. of Meetings
Director	Held(1)	Attended

J M Schubert	8	8
C R Galbraith	8	8
F J Swan	8	8

(1)	The number of meetings held during the time the Director was a member of the relevant committee.
Principal Activities
The Commonwealth Bank Group is one of Australia’s leading providers of integrated financial services including retail, business and institutional banking, superannuation, life insurance, general insurance, funds management, broking services and finance company activities. The principal activities of the Commonwealth Bank Group during the financial year were:
(i) Banking
The Group provides a full range of retail banking services including housing loans, credit cards, personal loans, savings and cheque accounts, and demand and term deposits. The Group has leading domestic market shares in home loans, credit cards, retail deposits and discount stockbroking, and is one of Australia’s largest issuers of personal loans. The Group also offers a full range of commercial products including business loans, equipment and trade finance, and rural and Agribusiness products. For corporate and institutional clients, the Group offers a broad range of structured finance, equities and advisory solutions, financial markets and equity markets solutions, transactions banking, and merchant acquiring.
The Group has full service banking operations in New Zealand, Fiji and Indonesia.
The Group also has wholesale banking operations in London, New York, Hong Kong, Singapore, Indonesia, regions of China, Tokyo and Malta.
(ii) Funds Management
The Group is Australia’s largest funds manager and largest retail funds manager in terms of its total value of Funds Under Administration, and is Australia’s largest manager in retail superannuation pensions and annuities by Funds under Management. The Group’s funds management business is managed as part of the Wealth Management division.
This business manages a wide range of wholesale and retail investment, superannuation and retirement funds. Investments are across all major asset classes including Australian and International shares, property, fixed interest and cash.
The Group also has funds management businesses in New Zealand, the UK and Asia.
(iii) Insurance
The Group provides term life insurance, investment contracts, annuities, master trusts, investment products and household general insurance.
The Group is Australia’s largest insurer based on life insurance assets held.
Life insurance operations are also conducted in New Zealand, where the Group has the leading market share, and throughout Asia and the Pacific.
There have been no significant changes in the nature of the principal activities of the Group during the financial year.
Consolidated Profit
Consolidated net profit after income tax and minority interests for the financial year ended 30 June 2007 was $4,470 million (2006: $3,928 million).
The net operating profit for the year ended 30 June 2007 after tax, and before defined benefit superannuation plan adjustment, treasury shares valuation adjustment, one-off AIFRS mismatches and Shareholder investment returns was $4,508 million. This is an increase of $666 million or 17% over the year ended 30 June 2006.
The principal contributing factors to the profit increase were strong growth in banking income following growth in average lending assets. Funds management and insurance income growth was strongly supported by solid growth in both Funds Under Administration and inforce premiums.
Commonwealth Bank of Australia Concise Annual Report 2007       21

Directors’ Report
Operating expense growth was 7%, driven by salary increases, the commencement of spend on a number of strategic initiatives and ongoing compliance expenditure, partly offset by the realisation of expense savings.
Dividends
The Directors have declared a fully franked (at 30%) final dividend of 149 cents per share amounting to $1,939 million. The dividend will be payable on 5 October 2007 to Shareholders on the register at 5pm on 24 August 2007. Dividends paid in the year to 30 June 2007 were as follows:
•	As declared in the 30 June 2006 Annual Report, a fully franked final dividend of 130 cents per share amounting to $1,668 million was paid on 5 October 2006. The payment comprised cash disbursements of $1,368 million with $300 million being reinvested by participants through the Dividend Reinvestment Plan; and
•	In respect of the year to 30 June 2007, a fully franked interim dividend of 107 cents per share amounting to $1,380 million was paid on 5 April 2007. The payment comprised cash disbursements of $862 million with $518 million being reinvested by participants through the Dividend Reinvestment Plan.
Review of Operations
An analysis of operations for the financial year is set out in the Highlights section in pages 6 to 9 and in the sections for Banking, Funds Management and Insurance on pages 10 to 13, 14 to 15 and 16 to 17. A review of the financial condition of the Bank is set out in the Highlights on page 6.
Changes in State of Affairs
During the year, the Group continued to make significant progress in implementing a number of strategic initiatives.
The initiatives are designed to ensure a better service outcome for the Group’s customers.
Progress within the major initiatives included the following:
•	The continued utilisation of CommSee, the Group’s market-leading customer information and management system, as a central element of sales and service processes;

•	The continued revitalisation of the branch network, including the refurbishment of existing sites, the opening of six new branches and the introduction of extended Saturday trading at 65 of the busiest branches;

•	Improvements to the product range as illustrated by the awarding of five star ratings* to many of the Bank’s deposit accounts and credit card products; (*Source: Cannex)

•	Opening of eight new Business Banking Centres and recruitment of 72 new sales people in the first year of a three year expansion program, targeting 25 new sites and 270 new sales people in total by the end of the third year;

•	Launch of 24 hour, 7 days per week, 365 days per year remote customer service centre for local business customers supported by a new team of 78 Local Business Banking Associates. Local Business Banking Online was also launched, providing new ways for our customers to interact with us and with each other; and

•	Introduction of 130 Branch Insurance Representatives as part of the cross-sell initiative positively impacting on General Insurance sales (30% increase in new business sales).
There were no significant changes in the state of affairs of the Group during the financial year.
Events Subsequent to Balance Date
On 1 June 2007, the Bank announced an offer of Perpetual Exchangeable Resaleable Listed Securities (PERLS IV). The offer raised $1,465 million in July 2007. The issue of PERLS IV forms part of the Bank’s capital management strategy, structured to meet APRA’s new regulatory capital requirements for Non-Innovative Residual Tier 1 Capital, effective January 2008. At 30 June 2007 this would increase Tier 1 to 7.72% and and Total Capital to 10.35%.
On 1 August 2007, the Bank announced that it had made a $373 million takeover bid via scheme of arrangement for the broking and wealth management company IWL Limited for $6.57 per share. Should this acquisition proceed, this would result in a deduction against Tier One, Total Capital and ACE for intangibles and goodwill created from acquisition. Given the Bank’s strong level of capitalisation, it is expected this will have a minimal impact.
The Directors are not aware of any other matter or circumstance that has occurred since the end of the financial year that has significantly affected or may significantly affect the operations of the Group, the results of those operations or the state of affairs of the Group in subsequent year.
Business Strategies and Future Developments
Accommodation Strategy
On 12 July 2006 the Bank announced its strategy to relocate approximately 5,000 staff from the Sydney Central Business District (CBD) to Sydney Olympic Park or Parramatta by 2009-2010. This would result in rationalisation of the existing Sydney CBD property space.
In July 2007 the Group reassessed its plans and it is currently intended that only approximately 3,500 staff will relocate, with an additional 2,500 staff to be situated in the Sydney CBD. A number of relocations have already taken place within Sydney CBD premises. These have not had a material financial impact on the Group’s results.
In the majority of cases the relocations are in line with the Bank’s lease expiry profile. Where lease expiries occur beyond the relocation dates, opportunities will be taken to sub-let the space. At this stage, it is not anticipated that future relocations will have a material financial impact on the Bank’s results
Business Strategies
Business strategies, prospects and future developments, which may affect the operations of the Group in subsequent financial years, are referred to in the Chief Executive Officer’s Statement on page 4. In the opinion of the Directors, disclosure of any further information on likely developments in operations would be unreasonably prejudicial to the interests of the Group.
Environmental Regulation
The Energy Efficiency Opportunities Act 2006 (EEO) which aims to promote energy efficiencies by business, commenced on 1 July 2006.
The Group, including several Colonial First State managed funds, is required to comply with the EEO, and has registered with the Federal Government for this purpose.
The EEO requires the Group to lodge a 5 year energy efficiency assessment plan by 31 December 2007, and to report to the Government and publicly by 31 December 2008, and each subsequent year, on assessments carried out under the plan.
22       Commonwealth Bank of Australia Concise Annual Report 2007

Directors’ Report
The Group does not anticipate any obstacles in complying with the legislation. Considerable energy efficiency work has already been undertaken, including the metering of energy use across the Group during the last five years.
The Group is not subject to any other particular or significant environmental regulation under a law of the Commonwealth or of a State or Territory, but can incur environmental liabilities as a lender. The Group has developed credit policies to ensure this is managed appropriately.
Directors’ Shareholdings
Particulars of shares held by Directors in the Commonwealth Bank or in a related body corporate are set out in the Remuneration Report within this report.
Options
An Executive Option Plan (“EOP”) was approved by Shareholders at the Annual General Meeting on 8 October 1996 and its continuation was further approved by Shareholders at the Annual General Meeting on 29 October 1998. At the 2000 Annual General Meeting, the EOP was discontinued and Shareholders approved the establishment of the Equity Reward Plan (“ERP”). The last grant of options to be made under the ERP was the 2001 grant, with options being granted on 31 October 2001, 31 January 2002 and 15 April 2002.
A total of 3,007,000 options were granted by the Bank to 81 executives in the 2001 grant. During the financial year, the performance hurdle for the 2001 ERP grant was met.
All option grants have now met their specified performance hurdles and are available for exercise by participants.
During the financial year and for the period to the date of this report 696,400 shares were allotted by the Bank consequent to the exercise of options granted under the EOP and ERP. Full details of the Plan are disclosed in Note 33 to the Financial Statements. No options have been allocated since the beginning of the 2002 financial year.
The names of persons who currently hold options in the Plan are entered in the register of option holders kept by the Bank pursuant to Section 170 of the Corporations Act 2001. The register may be inspected free of charge.
No options have previously been granted to the Chief Executive Officer. Refer to the Remuneration Report within this report for further details.
Directors’ Interests in Contracts
A number of Directors have given written notices, stating that they hold office in specified companies and accordingly are to be regarded as having an interest in any contract or proposed contract that may be made between the Bank and any of those companies.
Directors’ and Officers’ Indemnity
Articles 19.1, 19.2 and 19.3 of the Commonwealth Bank of Australia’s Constitution provides:
“19. Indemnity
19.1 Persons to whom articles 19.2 and 19.4 apply
Articles 19.2 and 19.4 apply:
(a) to each person who is or has been a Director, secretary or senior manager of the Company; and
(b) to such other officers, employees, former officers or former employees of the Company or of its related bodies corporate as the directors in each case determine,
(each an “Officer” for the purposes of this article).
19.2 Indemnity
The Company must indemnify each Officer on a full indemnity basis and to the full extent permitted by law against all losses, liabilities, costs, charges and expenses (“Liabilities”) incurred by the Officer as an officer of the Company or of a related body corporate.
19.3 Extent of indemnity
The indemnity in article 19.2:
(a) is enforceable without the Officer having to first incur any expense or make any payment;
(b) is a continuing obligation and is enforceable by the Officer even though the Officer may have ceased to be an officer of the Company or its related bodies corporate; and
(c) applies to Liabilities incurred both before and after the adoption of this constitution.”
An indemnity for employees, who are not directors, secretaries or senior managers, is not expressly restricted in any way by the Corporations Act 2001.
The Directors, as named on pages 44 and 45 of this report, and the Secretaries of the Commonwealth Bank of Australia, being J D Hatton, and C F Collingwood are indemnified under article 19.1, 19.2 and 19.3 as are all the senior managers of the Commonwealth Bank of Australia.
Deeds of indemnity have been executed by Commonwealth Bank of Australia consistent with the above articles in favour of each Director.
A deed poll has been executed by Commonwealth Bank of Australia consistent with the above articles in favour of each secretary and senior manager of the Bank, each Director, secretary and senior manager of a related body corporate of the Bank (except where in the case of a partly owned subsidiary the person is a nominee of an entity which is not a related body corporate of the Bank unless the Bank’s Chief Executive Officer has certified that the indemnity shall apply to that person), and any employee of the Bank or any related body corporate of the Bank who acts as a Director or secretary of a body corporate which is not a related body corporate of the Bank.
Directors’ and Officers’ Insurance
The Commonwealth Bank has, during the financial year, paid an insurance premium in respect of an insurance policy for the benefit of those named and referred to above and the directors, secretaries, executive officers and employees of any related bodies corporate as defined in the insurance policy. The insurance grants indemnity against liabilities permitted to be indemnified by the Company under Section 199B of the Corporations Act 2001. In accordance with commercial practice, the insurance policy prohibits disclosure of the terms of the policy including the nature of the liability insured against and the amount of the premium.
Commonwealth Bank of Australia Concise Annual Report 2007       23

Directors’ Report – Remuneration Report
Remuneration Report

Key Terms	25

Introduction	26

Remuneration Philosophy	26

People & Remuneration Committee	26

Remuneration for the Year Ended 30 June 2007	27

Remuneration Mix	27

Fixed Remuneration	27

Short Term Incentive (STI)	27

Long Term Incentive (LTI)	28

Equity Reward Plan (ERP) and Equity Reward (Performance Unit) Plan (ERPUP) Modification	29

Group Performance for the Year Ended 30 June 2007	30

Short Term Performance	30

Summary of Group Performance	30

Long Term Performance	31

Enhanced Remuneration Framework from 1 July 2007	32

Objectives	32

Outcomes	32

Key Drivers	32

STI Enhancements	32

LTI Enhancements	33

Benefits for Key Stakeholders	33

New Variable Remuneration Life Cycle – Year Ended 30 June 2008	34

Directors’ Remuneration	35

Managing Director and CEO	35

Non-Executive Directors	35

Remuneration of Key Management Personnel and Other Executives	37

Remuneration of Directors	38

Remuneration of Executives	39

Termination Arrangements	40

STI Allocations	41

LTI Allocations	41

Equity Holdings of Key Management Personnel and Other Executives	42

Shareholdings	42

Share Trading Policy	42

Shares Held by Executives	43

Option Holdings	44

Shares Vested	44

Total Loans	45

Individual Loans	45

Terms and Conditions of Loans	46

Other Transactions	46
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Key Terms
To assist readers a number of key terms and abbreviations used in the Remuneration Report are set out below:

Term	Definition

Australian Equivalents to International Financial Reporting Standards (AIFRS)	The Australian equivalent to International Financial Reporting Standards (AIFRS) adopted by the Group from 1 July 2005.

Australian Generally Accepted Accounting Principles (AGAAP)	The financial reporting standards adopted by the Group up to and including the year ended 30 June 2005.

Base Remuneration	Cash and non-cash remuneration paid regularly with no performance conditions. Calculated on a total cost basis and includes any Fringe Benefits Tax related to Salary Packaging.

Board	The Board of Directors of the Bank.

Committee	The People & Remuneration Committee of the Board.

Earnings Per Share (EPS)	The portion of a company’s net profit after tax allocated to each outstanding ordinary share.

Equity Reward (Performance Units) Plan (ERPUP)	A cash-based Equity Reward Plan (see below) replicator scheme where grants are delivered in the form of Performance Units.

Equity Reward Plan (ERP)	The Group’s long term incentive plan in place for grants made up to and during the year ended 30 June 2007.

Fixed Remuneration	Consists of Base Remuneration plus employer contributions to superannuation. For further details please refer to page 27.

Group	Commonwealth Bank of Australia and its subsidiaries.

Group Leadership Rights Plan (GLRP)	The Group’s long term incentive plan to apply from 1 July 2007 for the CEO and Group Executives.

International Financial Reporting Standards (IFRS)	Reporting standards which have been adopted by the International Accounting Standards Board (IASB), an independent, international organisation supported by the professional accountancy bodies. The IASB objective is to achieve uniformity and transparency in the accounting principles used by businesses and other organisations for financial reporting globally.

Key Management Personnel	Persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any Director (whether executive or otherwise) of that entity.

Long Term Incentive (LTI)	Grants to participating executives of ordinary shares in the Bank that vest if, and to the extent that, a performance hurdle is met over at least a three year period. For further details please refer to page 28.

NPAT	Net profit after tax.

Options	A right to acquire a Bank share on payment of an exercise price if relevant performance hurdles are met.

Other Executives	Those executives who are not Key Management Personnel but are amongst the “Company Executives” or “Group Executives” as defined by the Corporations Act 2001 and for whom disclosure is required in accordance with section 300A(1)(c) of the Corporations Act 2001.

Peer Group	The group of competitors that the Group is compared to in order to determine if the performance hurdle is met under the ERP and ERPUP.

PACC	Net profit after capital charge.

Remuneration	All forms of consideration paid, payable or provided by the Group, or on behalf of the Group, in exchange for services rendered to the Group. In reading this report, the term “remuneration” means the same as the term “compensation” for the purposes of the Corporations Act 2001 and the accounting standard AASB124.

Remuneration Mix	The weighting of each component of remuneration (Fixed Remuneration, STI and LTI) for each employee group.

Reward Shares	Shares in the Bank granted under the Equity Reward Plan and subject to a performance hurdle.

Salary Packaging	An arrangement where an employee agrees to forego part of his or her cash component of Base Remuneration in return for non-cash benefits of a similar value.

Short Term Incentive (STI)	Remuneration paid with direct reference to the individual’s performance over the preceding financial year. For further details please refer to page 27.

STI Deferral	Withholding a portion of STIs for later payment. For STI payments made for the 2007 financial year, a portion of STI is withheld for one year and paid in cash for the CEO, executives who (in a reporting sense) are no more than two levels removed from the CEO and some other executives. For further details please refer to page 27.

Total Shareholder Return (TSR)	Calculated by combining the reinvestment of dividends and the movement in the Bank’s share price and utilised as a performance hurdle for the ERP and ERPUP.

Commonwealth Bank of Australia Concise Annual Report 2007       25

Directors’ Report — Remuneration Report
Introduction
This Remuneration Report sets out the Group’s remuneration framework for Key Management Personnel and Other Executives. It demonstrates the links between the performance of the Group and individuals’ remuneration. It discloses remuneration arrangements, equity holdings, loans and other transactions for Key Management Personnel. This report meets the disclosure requirements of both accounting standard AASB124, and the Corporations Act 2001.
The employment and remuneration environment is an area of significant challenge for the financial services industry. To meet the challenges, and remain competitive in the employment field, the Group has committed to investing resources to develop and enhance its remuneration framework.
The 2008 financial year will see some significant and exciting enhancements to the Group’s remuneration arrangements. These enhancements aim to strengthen the motivation of executives to produce superior performance.
Remuneration Philosophy
The guiding principles of the Group’s remuneration philosophy for all Key Management Personnel, Other Executives and employees generally are:
•	To motivate employees to produce superior performance in achieving the Group’s vision;
•	To be transparent, and to be simple to understand, administer and communicate;
•	To be competitive; and
•	To be flexible enough to ensure that the remuneration arrangements for specific roles can reflect the external market.
The Group has enjoyed success over the years in delivering solid Shareholder returns. The guiding principles of the remuneration philosophy support this success.
The Group’s remuneration strategy has supported its people engagement objectives and provided employees with competitive remuneration and valuable rewards for outstanding performance. It has supported the key behaviours which generate Shareholder value and are necessary to support achievement of the Group’s vision.
People & Remuneration Committee
The People & Remuneration Committee of the Board consists entirely of independent Non-Executive Directors.
It is this independence which allows the Committee to ensure that the Group’s remuneration framework can reflect the guiding principles of its remuneration philosophy.
The Committee has an active and ongoing role in evaluating any proposed enhancements to the framework, and seeks advice and information from independent sources in order to satisfy itself that the Group’s remuneration practices remain competitive.
The Committee oversees all executive remuneration arrangements and currently consists of:
•	Mr Clairs (Chairman);
•	Ms Hemstritch (from 9 October 2006);
•	Ms Kay; and
•	Dr Schubert.
Mr Daniels served as a member of the Committee until his retirement on 3 November 2006.
The CEO attends Committee meetings by invitation, but does not attend in relation to matters that can affect him.
The Committee’s activities are governed by its terms of reference, which are available on the Group’s website at http://shareholders.commbank.com.au.
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Remuneration for the Year Ended 30 June 2007
The Group provides remuneration for its employees in the following components:
•	Fixed Remuneration;

•	Short Term Incentive (STI); and

•	Long Term Incentive (LTI).
The weighting of each of these components differs for each employee, depending on their role and seniority within the Group. Typically, there is greater weighting on the variable components (STI and LTI) for more senior employees.
Remuneration Mix
The relationship of fixed and variable remuneration (potential short term and long term incentives) is approved for each level of executive management by the Committee.
Fixed Remuneration
Fixed Remuneration comprises Base Remuneration, calculated on a total cost basis including the cost of Salary Packaging and employer contributions to superannuation. (Note that Salary Packaging arrangements are available to employees on individual contracts and to a limited extent to some other employees.)
The Group sets Fixed Remuneration competitively, facilitated by regular independent benchmarking analysis and advice.
Short Term Incentive (STI)
All employees participate in some form of STI arrangement. Individual STI potentials (as applicable) are set at the beginning of the financial year.
The Committee, in conjunction with the Board, determines the pool of STI payments available for the performance year with reference to the Group’s business performance relative to targets. Those targets that are not disclosed are commercially sensitive.
The assessment of business performance takes into account factors which include financial results and progress against the Group’s five strategic priorities of Customer Service, Business Banking, Technology and Operational Excellence, Trust and Team Spirit and Profitable Growth.
The Group’s remuneration structure is designed to motivate employees for quality short and long term performance.
Where market practice requires, the structure for some specialist (high revenue-generating) roles differs from that which generally applies. For such specialists, a greater proportion of the variable component of remuneration may be in STI rather than LTI, but the overall mix of remuneration is still heavily weighted towards “at risk” pay.
For the financial year ended 30 June 2007, the target remuneration mixes that applied for all individuals in each of the following executive groups are:
For the year ended 30 June 2007, STI payments for General Managers and above were based on a combination of Group-wide, Business Unit and individual performance, as assessed through the Group’s performance management system. Group-wide and Business Unit performance is assessed against the factors discussed earlier.
Individual performance for Key Management Personnel and other executives is assessed by measuring actual results of key performance indicators against operating targets and behavioural standards with reference to their area of responsibility. Examples of key performance indicators can include profitability, market share, asset growth, costs and strategic priorities. These targets are set at the beginning of the financial year and payments are determined through the Group’s performance management framework. Employees generally do not receive an STI payment unless their individual performance is at least meeting expectations.
For the performance year ended 30 June 2007, STI deferral applied for the CEO, Group Executives, Executive General Managers and some other executives. These STI payments were delivered in two components:

•	50% as an immediate cash payment; and

•	50% paid as cash, deferred for one year, plus interest on the deferred amount. Generally, the employee will need to remain in employment with the Group up to the end of the deferral period to receive this portion.
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Directors’ Report — Remuneration Report
Long Term Incentive (LTI)
The Group’s LTI arrangements for grants made up to and during the year ended 30 June 2007 are known as the Equity Reward Plan (ERP). Selected executives in General Manager roles and above have participated in this plan. Grants are delivered in the form of ordinary shares in the Bank that vest in the executive in some proportion, to the extent that a performance hurdle is met.
For a limited number of executives, a cash-based ERP replicator plan is operated where grants are delivered in the form of Performance Units. This is known as the Equity Reward (Performance Unit) Plan (ERPUP).
Grants under the ERP and ERPUP (“the LTI plans”) are made at the commencement of the financial year and are subject to a performance hurdle. For the July 2006 grant, if the Bank’s Total Shareholder Return (TSR) meets the 51st percentile of a Peer Group of Australian financial services companies, over a three to four year period, a proportion of the grant will vest according to the vesting scale below and the grant will close.
The percentage of shares vesting rises with increased performance. To receive the full value of the LTI grant, the Group’s performance must be in the top quartile of the Peer Group.
Relative TSR was selected as the performance measure based on its link to Shareholder value.
For the July 2006 grant, initial testing will occur in July 2009. Otherwise, one re-test applies at which time the grant will close. Arrangements were adjusted for this grant to restrict re-testing to only occur on one occasion, 12 months after initial testing, at which time a maximum of 50% of the original grant may vest.
The People & Remuneration Committee believes that the re-testing opportunity is appropriate given the small Peer Group and the relative volatility in rankings that can result from this. Given that only a maximum of 50% of the shares can vest on re-testing, the Committee is satisfied that the performance hurdle is suitably challenging for the July 2006 grant.
Summary of performance hurdle for LTI Plan grants
The table below provides a summary of the LTI plan grants from previous years that were in operation during the year ended 30 June 2007.

Year of			Expiry date	Status
Grant	Performance Period	Retesting	if unvested	as at 30 June 2007

2002	Aug 2002 to Oct 2005	Every 6 months to Oct 2007	2 Oct 2007	50% vested
2003	Aug 2003 to Oct 2006	Every 6 months to Oct 2008	1 Oct 2008	100% vested
2004	Sept 2004 to Sept 2007	Every 6 months to Sept 2009	23 Sept 2009	78th percentile
2005	July 2005 to July 2008	Every 6 months to July 2010	14 July 2010	82nd percentile
2006	July 2006 to July 2009	Once only in July 2010, if necessary	15 July 2010	80th percentile

The vesting scales of the above grants are as follows, based on the relative TSR performance hurdle:

Years of Grant	Vesting Scale

2002, 2003, 2004 & 2005	<50th percentile = Nil Shares
50th – 67th percentile = 50% - 75% of shares
68th – 75th percentile = 76% - 100% of shares
2006	<51st percentile = Nil Shares
51st – 75th percentile = 50% - 100% of shares

The straight line vesting between the 51st and 75th percentile for the July 2006 grant simplifies the plan, while maintaining a suitably challenging performance hurdle.
In assessing whether the performance hurdles for each grant have been met, the Group receives independent data from Standard & Poor’s which provides both the Bank’s TSR growth from the commencement of each grant and that of the Peer Group (excluding the Bank). The Bank’s performance against the hurdle is then determined by ranking each company in the Peer Group and the Bank in order of TSR growth from the commencement of each grant.
A weighting for each company in the Peer Group is determined by dividing the market capitalisation of the relevant company by the total market capitalisation of the Peer Group. The Bank’s percentile ranking is determined by aggregating the calculated weighting of each company ranked below the Bank.
The Peer Group chosen for comparison currently consists of:

Adelaide Bank	Macquarie Bank
AMP	National Australia Bank
ANZ Group	QBE insurance
AXA	St George
Bank of Queensland	Suncorp-Metway
Bendigo Bank	Westpac Banking Group
IAG

Certain executives in Colonial First State Global Asset Management (CFS GAM) participate in a specific cash-settled LTI arrangement relating to that business. Allocations under this arrangement vest at portions between 50% and 100% depending on the CFS GAM net profit before tax growth rate over three years. No vesting occurs if the growth rate is below a specified threshold.
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Equity Reward Plan (ERP) and Equity Reward (Performance Unit) Plan (ERPUP) Modification
In September 2006, the Board sought an independent review of the TSR performance hurdle that applies to Reward Shares and Performance Units granted since 2002.
The Group measures TSR performance by ranking Peer Group companies and the Bank based on the TSR performance over the measurement period. Prior to 2 November 2006, weightings were based on market capitalisation at the end of the measurement period. Weighting the Peer Group outcomes based on market capitalisation at the end of the measurement period was in effect exacerbating the impact that the share price had on the result.
For example, if a Peer Group company had a large share price rise during the performance period, then its end period market capitalisation would have also increased.
As a result, this company would have an exacerbated effect on the TSR ranking – from the higher share price, and from the higher market capitalisation weighting. The reverse is true if a company’s share price were to fall.
Based on the findings of that independent review, on 2 November 2006, the Board resolved to modify the ERP and ERPUP performance measurement. The revised methodology now applies a weighting based on the market capitalisation values set at the beginning of the measurement period only. This means there is no longer change to the market capitalisation weightings over the life of the grants. The revised methodology provides the most appropriate indication of relative TSR performance.
As a result, the 2002 and 2003 LTI grants vested at a higher rate than they would have under the previous methodology. The following table summarises the impact on vesting of these grants.

Year of grant	Old Methodology		New Methodology

	Performance	Vesting	Performance	Vesting
2002	46th percentile	Nil	60th percentile	50% vesting
2003	68th percentile	78% vesting	77th percentile	100% vesting

The following tables illustrate the number of shares and Performance Units which were affected by the modification for the Group’s Key Management Personnel and Other Executives, and the value attributed to them. The price of Bank shares on 3 November 2006 was $47.81.

	2002 grant – pre	2002 grant – post	2003 grant – pre	2003 grant – post
ERP Shares	modification	modification(1)	modification	modification(2)

No. shares outstanding	148,700	148,700	194,900	194,900
Value	$4,801,153	$7,109,347	$7,862,266	$9,318,169
Expiry date	2 Oct 2007	2 Oct 2006	1 Oct 2008	1 Oct 2006

(1)	50% of the 2002 grant vested in November 2006 with the remainder lapsing.

(2)	100% of the 2003 grant vested in November 2006.

	2002 grant – pre	2002 grant – post	2003 grant – pre	2003 grant – post
ERPUP Performance Units	modification	modification(1)	modification	modification(2)

No. units outstanding	5,400	5,400	10,500	10,500
Value	$162,486	$258,174	$207,480	$502,005
Expiry date	2 Oct 2007	2 Oct 2006	1 Oct 2008	1 Oct 2006

(1) 50% of the 2002 grant vested in November 2006 with the remainder lapsing.
(2) 100% of the 2003 grant vested in November 2006.
The impact of the modification was assessed using actuarial valuations.
The 2002 ERPUP grant was valued immediately prior to the modification at $17.72 per unit due to previous low probability of vesting. The modification resulted in 50% vesting at 3 November 2006 at a value of $47.81 per unit resulting in an additional expense for Key Management Personnel and Other Executives of $1.0 million. The 2003 ERPUP grant was valued at $19.76 per unit immediately prior to the modification, which increased its value to $47.81 per unit.
This resulted in an additional expense of $0.3 million for Key Management Personnel and Other Executives. Both of these expenses included tax and dividend adjustments. The increase in actuarial value for the 2002 ERP grant was $15.52 per share and for the 2003 ERP grant was $7.47 per share. The additional expense for Key Management Personnel and Other Executives equated to $3.8 million. The total additional cost of the modification for Key Management Personnel and Other Executives of $5.1 million was expensed in the 2007 financial year.
The following grants for financial years 2004 and 2004 did not increase in value as a result of the modification and there was no impact on the 2006 grant as it incorporated the terms of the modifications.

	2004 ERP – pre	2004 ERPUP – pre	2005 ERP – pre	2005 ERPUP – pre
ERP Share/ERPUP	modification and post	modification and post	modification and post	modification and post
Performance Units	modification	modification	modification	modification

No. units outstanding	211,700	14,000	342,388	14,000
Value	$5,421,637	$358,540	$6,738,196	$275,520
Expiry date	23 September 2009	23 September 2009	14 July 2010	15 July 2010

Commonwealth Bank of Australia Concise Annual Report 2007       29

Directors’ Report — Remuneration Report
Group Performance for Year Ended 30 June 2007
Following is an overview of the Group’s performance for the year ended 30 June 2007, in the context of the remuneration criteria. Continuing strong results, driven by progress made on our strategic priorities towards achieving the Group’s vision, have meant that variable remuneration awarded to executives is at the higher end of their potential.
Details of the remuneration outcomes which have resulted from the following business success are provided on pages 61 to 72 of this remuneration report.
Short term performance – Year Ended 30 June 2007
The Group’s STI framework is underpinned by a performance management system, through which all employees are assessed on outcomes and behaviours.
The Key Performance Indicators are set with particular reference to the Group’s 5 strategic priorities, being:
•	Customer Service;

•	Business Banking;

•	Technology and Operational Excellence;

•	Trust and Team Spirit; and

•	Profitable Growth.
The following table provides a description of the Group’s performance in relation to each strategic priority for the year ending 30 June 2007.
Summary of Group Performance

Strategic Priorities	Commentary

Customer Service	The Group’s vision is ‘to be Australia’s finest financial services organisation through excelling in customer service’. The Group has made significant progress on this strategic priority including investing in front line staff, adding over 1,000 new front line roles in the 2007 financial year. In addition to the opening of new branches in strategic locations, 65 branches are now open for Saturday trading, and the hours of other branches have been extended to better meet the needs of our customers.

The Group has a more competitive product portfolio which is now being widely recognised, receiving Money magazine’s “Best of the Best” 2007 awards for eight retail products, and seven Cannex five star awards being earned by deposit and credit card products.

Customer complaints have fallen 40% in the last 12 months, and the Group is also seeing an improvement in customer satisfaction scores, with independent Roy Morgan survey results reaching ten year highs and the Group achieving the second highest improvement of the other major banks over the 2007 financial year.

Business Banking	There has been pleasing progress on the Business Banking strategic initiative. During the year, the Group made significant progress in increasing the presence of business bankers in branches with 135 business bankers now recruited. Rebuilding of the business banking footprint continues with eight new business banking centres opened in this financial year.

In February 2007, the Bank introduced a new service model in Local Business Banking with the launch of a 24/7 remote customer service centre and a networking platform for small business customers. In addition, in May 2007, Agriline, a new purpose built telephone based business centre was opened. This service is designed primarily for smaller Agribusiness customers, but it also provides an additional layer of service for larger customers.

CommBiz, the Bank’s new, state of the art, internet based banking channel has been rolled out and over 10,000 customers have been successfully migrated from legacy systems.

Technology & Operational Excellence	The Group has continued to invest heavily in technology and operational excellence. Initiatives in this area have focused on delivering greater efficiency across the Group as well as implementing technology solutions to increase competitive leverage through the introduction of innovative processes and systems. Notable achievements for the year include more than $100 million of efficiency savings across EIT, improvements in systems stability and disaster recovery capabilities, and the delivery of a significant number of technology projects to improve customer service and operational efficiency.

Trust & Team Spirit	The Group’s internal measures indicate significant improvement in employee engagement. The internal culture survey shows across the board improvement in Collaboration, Accountability, Recognition & Reward, Engage in development and Simplicity (CARES) behaviours with the biggest improvements in the retail bank. Other measures are continuing to improve, including workplace injury rates which have fallen 30% over the last twelve months, and voluntary employee turnover which fell 13%.

Profitable Growth	During the year, the Board introduced a new strategic initiative of Profitable Growth. There are a number of areas that the Group is focusing on in driving Profitable Growth. These include an Asian expansion program, cross business unit referrals, Global Markets and Treasury, and Global Asset Management and Alternative Investments. The following graphs illustrate the Group’s NPAT and EPS performance on a cash basis over the last five years.

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Cash NPAT performance 2003 to 2007 ($M)	Cash EPS performance 2003 to 2007 (cents)

Long term performance
Long term performance for LTI grants up to and including the year ended 30 June 2007 is measured on the Bank’s Total Shareholder Return (TSR) relative to its peers.
The following graph indicates the Bank’s TSR by showing share price and dividend growth over the past 5 years.
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Directors’ Report — Remuneration Report
Enhanced Remuneration Framework from 1 July 2007
Objectives
Some key enhancements to the remuneration framework were recently approved by the People & Remuneration Committee effective from 1 July 2007. The new arrangements have been designed to achieve the following objectives:
•	Provide competitive remuneration arrangements that deliver superior rewards for achievement with reference to the vision;
•	Provide arrangements which better align the interests of executives with Shareholders over the long term;
•	Make enhanced customer satisfaction, as a driver of sustained competitive advantage, a key objective around which LTI success is measured;
•	Provide a better linkage between variable remuneration and the areas which can be influenced by each executive; and
•	Build on the existing remuneration framework, which has historically motivated employees to deliver quality performance and promoted Shareholder value.
Outcomes
The following flow chart illustrates the key outcomes of implementing the enhanced remuneration framework, and the driving forces connecting each outcome:
Key Drivers
The Group commissioned external research on the effectiveness of its incentive arrangements and obtained feedback from executives. This work concluded that incentives should be more closely linked to performance within an employee’s span of control and influence.
With this information and the above objectives in mind, incentive arrangements have been enhanced as follows.
STI Enhancements
•	STI potentials for the CEO and members of the Group’s Executive Committee will be determined by a ratio of twice Fixed Remuneration. Whilst the STI potential has increased, the existing targets within the Group’s performance management framework have been refined to allow for three levels of stretch targets on each Key Performance Indicator (KPI). This means that the ability of the participant to access the increased potential will only occur where there have been outstanding levels of performance.

The STI potential for other executives will also increase, to offset the narrowing of LTI grants to only the CEO and Executive Committee members.

•	For executives in General Manager roles and above, 1/3 of the STI payment will be used to acquire shares in the Bank which will be held in trust for three years. After the three year vesting period, the executive will receive the shares and any dividends accrued over the vesting period.

These shares will generally be subject to forfeiture in circumstances of dismissal or resignation prior to the conclusion of the vesting period.

•	The value of STI payments is determined with reference to the performance of the individual and the business against certain KPIs. The weighting of each of these factors has been adjusted for each executive group, to ensure the criteria are more within the area of control and influence of each executive. As a general principle, there will be more weighting on the individual element.

•	The Group’s objectives concerning behaviours, safety and compliance will also be reflected in the criteria for becoming eligible for a STI payment.
These enhancements to the STI plan provide a simple, more direct link between the interests of executives with those of Shareholders, through aligned and challenging targets and the building of a direct, substantial and long term holding in Bank shares.
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LTI Enhancements
New grants under the current LTI plan will cease and a new plan known as the Group Leadership Rights Plan (“GLRP”) will be put in place.
The objective of the new plan is to motivate participants to increase profitability and customer satisfaction in order to improve long term Shareholder value and achieve the Group’s vision.
Participants will share in the growth in the Group’s Net Profit after Capital Charge (PACC), where superior NPAT growth and customer satisfaction results have been achieved.
These performance measures place the Group’s profitability and customer service uppermost, and reward participants for driving long term Shareholder value. The criteria are based on results which participants can directly influence and which are publicly available.
The Group Leadership Rights Plan will have the following features:
•	The plan will provide performance rights to the CEO (subject to Shareholder approval) and Group Executives, dependent on the Group’s growth in Profit After Capital Charge (PACC) and performance against a customer satisfaction hurdle over a 3 year performance period;
•	A new performance hurdle which measures the Group’s performance on customer satisfaction criteria, and compares the scores with its peer group;
•	The performance rights will be granted provided growth in NPAT exceeds the average of the Group’s peers and subject to the customer satisfaction requirements, and will be exercisable for Bank shares at any time over the following ten years;
•	Participation will generally be limited to the CEO and other Executive Committee members. For Executive General Managers and General Managers, the new STI share deferral arrangement provides a strong ‘LTI effect’ and builds a direct, substantial and long term holding in Bank shares.
Customer satisfaction performance hurdle for GLRP
Research has shown a direct correlation between higher levels of customer satisfaction and higher Shareholder returns.
Customer satisfaction is of the highest importance to the Group’s overall performance, and forms the basis of its vision.
To date, the use of a Total Shareholder Return (TSR) performance hurdle has enabled the Group to reward the achievement of relative success against a Peer Group.
However, the small size of the Peer Group, and the relatively high weighting of some companies within it, has meant that the Group’s percentile ranking can be volatile and does not always match its actual financial achievements.
As a result of this volatility, executives generally had limited influence over the outcome. In recognition of this, the Group has developed performance hurdles which deliver reward for driving the Group’s financial success through achievement of its strategic priorities and vision. This should provide a more relevant link between executives’ behaviours, their motivation and the success of the Group in delivering Shareholder value.
Well established independent external surveys were selected to form the basis for the customer satisfaction hurdle.
In order to determine the level of achievement of the Group against the performance hurdle, scores are taken for the Group and its four main competitors (ANZ, National Australia Bank, Westpac and St George).
A ranking is then determined and a vesting scale applied.
The People & Remuneration Committee will have discretion to review the appropriateness of the LTI reward to ensure it is truly reflective of performance.
GLRP Allocation Pool
The GLRP allocation will be determined with reference to a pool. The pool will be a percentage of the growth in PACC measured over the three year period.
The level of PACC growth will determine the value of performance rights which can be allocated. The percentage of the allocation that participants are entitled to receive is driven by NPAT growth relative to peers and the customer satisfaction ranking.
Benefits for Key Stakeholders
The enhanced remuneration framework has been designed to reflect the interests of key stakeholders. The following benefits have been identified for each stakeholder group:
•	Customers – customer satisfaction is at the core of the Group’s vision and is a key performance measure of the executive team’s incentive arrangements. Customers can expect the Group to be fully focussed on meeting their needs;
•	Shareholders – by closely aligning the enhanced STI plan and GLRP with the Group’s business objectives, the remuneration framework encourages and rewards superior performance in the areas which will drive Shareholder returns; and
•	Employees – performance measures for STI and GLRP are closely linked to what employees can directly influence. The measures are transparent and flexible enough to reflect varied roles. Superior performance against stretch targets will generate significant rewards.
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Directors’ Report — Remuneration Report
New Variable Remuneration Life Cycle – Year Ended 30 June 2008
This life cycle depicts how the enhanced variable remuneration arrangements for the CEO and the other Executive Committee members will operate.
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Directors’ Remuneration
Ralph Norris (Managing Director and CEO)
Summary of Remuneration Arrangements
Mr Norris’ remuneration consists of fixed and variable (at risk) components.
Fixed Remuneration
For the year ended 30 June 2007, Mr Norris’ Fixed Remuneration was 33% of total remuneration.
Variable Remuneration
Mr Norris’ variable remuneration consists of short and long-term incentives. Variable remuneration for the year ended 30 June 2007 was 67% of total remuneration.
For the year ended 30 June 2007, a Short Term Incentive (STI) was delivered in two components: 50% made as an immediate cash payment and 50% deferred in cash. Performance was measured against Key Result Areas. The Board has assessed Mr Norris’ performance for the year and has approved a total STI payment of $2.85 million.
This assessment took into account the following factors:
•	Progress in relation to the Group’s five strategic priorities of Customer Service, Business Banking, Technology and Operational Excellence, Trust and Team Spirit and Profitable Growth (the Group’s performance against these is described earlier);
•	Business and financial results;
•	Recruitment and development of top management;
•	Employee engagement initiatives;
•	The Group’s sales and service culture; and
•	Relationships with external stakeholders including the general community, investors, regulators, government and the media.
A Long Term Incentive (LTI) was allocated in July 2006 in the form of Reward Shares under the Group’s Equity Reward Plan. Vesting will only occur where the Group’s Total Shareholder Return (TSR) at least meets the 51st percentile of the comparator group of companies. At the 2005 Annual General Meeting (AGM), the Board sought and was granted Shareholder approval for a maximum of $12 million of reward shares to be allocated to Mr Norris in three tranches prior to the 2007 AGM. An allocation under the Group Leadership Rights Plan is intended to be made in place of the final tranche, which will therefore not be awarded.
Terms and conditions of appointment
The Board determines Mr Norris’ remuneration, pursuant to the Constitution, as part of the terms and conditions of his appointment. Those terms and conditions are established in a contract of employment with Mr Norris which was effective from 22 September 2005. Remuneration is subject to review annually by the Board. Mr Norris’ remuneration arrangements are detailed on page 38 and follow the same principles as other executives.
Mr Norris’ contract provides for no end date, although he may resign at any time by giving six months’ notice. The Group may terminate Mr Norris’ employment, in cases other than misconduct, on six months’ notice. In this case, the Group will pay all Fixed Remuneration relating to the notice period, and any outstanding statutory entitlements. Any unvested STI or LTI amounts will be payable at the discretion of the Board. There is also a provision allowing Mr Norris to terminate the agreement if a material change to his status occurs, and to receive benefits as if the Group had terminated his employment.
On ceasing employment with the Group Mr Norris is entitled to receive his statutory entitlements of accrued annual and long service leave as well as accrued superannuation benefits. This arrangement is the same for all executives.
Non-Executive Directors
Remuneration Arrangements
Remuneration for Non-Executive Directors consists of base and committee fees within a maximum of $3,000,000 per annum as approved by Shareholders at the Annual General Meeting held on 5 November 2004. The total remuneration for Non-Executive Directors is less than that approval. No component of Non-Executive Director remuneration is contingent upon performance.
On appointment to the Board, Non-Executive Directors enter into a service agreement with the Bank in the form of a letter of appointment. The letter of appointment, a copy of which appears on the Group’s website, summarises the Board policies and terms, including remuneration, relevant to the office of Director. All Non-Executive Directors have entered into a form of service agreement.
The policy of the Board is that the aggregate amount of fees should be set at a level which provides the Bank with the necessary degree of flexibility to enable it to attract and retain the services of Directors of the highest calibre.
The Board Performance and Renewal Committee annually reviews the fees payable to individual Non-Executive Directors and takes into account relevant factors and, where appropriate, receives external advice on comparable remuneration. The last review was conducted in December 2006 and changes to the level of remuneration were agreed with effect from 1 January 2007.
Non-Executive Directors have 20% of their annual fees applied to the mandatory on-market acquisition of shares in the Bank. In addition, Non-Executive Directors can voluntarily elect to sacrifice up to a further 80% of their fees for the acquisition of shares, or into superannuation.
The Bank’s Non-Executive Directors’ fee structure provides for a base fee for all Directors of $190,000, and a base Chairman’s fee of $620,000. In addition, amounts are payable where Directors are members of, or chair a Committee. Details of the breakdown of each Non-Executive Directors’ fees as at 30 June 2007 is provided on page 38. The Bank also contributes to compulsory superannuation on behalf of Non-Executive Directors.
Commonwealth Bank of Australia Concise Annual Report 2007       35

Directors’ Report — Remuneration Report
Details of Components of Non-Executive Directors’ Fees as at 30 June 2007

	Committee Compensation
					Board
	Board	People &			Performance
	Compensation	Remuneration	Audit	Risk	& Renewal	Total(1)
Director	$	$	$	$	$	$

J M Schubert (2)	620,000	20,000			10,000	650,000
J Anderson	190,000			20,000		210,000
R J Clairs	190,000	40,000				230,000
C R Galbraith	190,000		25,000		10,000	225,000
J S Hemstritch	190,000	20,000				210,000
S C H Kay	190,000	20,000	25,000			235,000
W G Kent	190,000		25,000	20,000		235,000
F D Ryan	190,000		50,000	20,000		260,000
F J Swan	190,000		25,000	40,000	10,000	265,000
D J Turner	190,000			20,000		210,000
H H Young	190,000			20,000		210,000

Total	2,520,000	100,000	150,000	140,000	30,000	2,940,000

(1)	Non-Executive Directors sacrifice 20% of these fees on a mandatory basis under the Non-Executive Directors Share Plan (NEDSP). There was a change in Committee memberships from 1 November 2006. Fees were adjusted as from 1 January 2007.

(2)	Mr Schubert resigned from the Risk Committee effective from 1 May 2007.
Retirement Benefits
Under the Directors’ Retirement Allowance Scheme, which was approved by Shareholders at the 1997 Annual General Meeting, Directors previously accumulated a retirement benefit on a pro rata basis to a maximum of four years’ total emoluments after twelve years’ service. No benefit accrued until the Director had served three years on the Board. In 2002, the Board decided to discontinue the Directors’ Retirement Allowance Scheme without affecting the entitlements of the then existing non-executive directors. Since that time, new Directors have not been entitled to participate in the scheme.
The Board resolved with effect from the 2004 Annual General Meeting to terminate accrual of further benefits under the Scheme and freeze the entitlements of current members until their respective retirements. This approach has resulted in remuneration arrangements being expressed in a more transparent manner.
The entitlements of the Non-Executive Directors under the Directors’ Retirement Allowance Scheme are:
Directors’ Retirement Allowance Scheme

	Increase in Accrued Benefit in Year	Entitlement as at 30 June 2007
Director	$	$

J M Schubert	—	636,398
J Anderson (1)	—
R J Clairs	—	202,989
A B Daniels (2)	—	—
C R Galbraith	—	159,092
J S Hemstritch (1)		—
S C H Kay (1)	—	—
W G Kent	—	159,092
F D Ryan	—	168,263
F J Swan	—	266,173
D J Turner (1)		—
B K Ward (2)	—	—
H H Young (1)	—	—

Total	—	1,592,007

(1)	Sir John Anderson, Ms Hemstritch, Ms Kay, Mr Turner and Mr Young were appointed as Directors after the closure of the scheme.

(2)	Mr Daniels and Ms Ward retired at the 2006 Annual General Meeting on 3 November 2006 and received payments of $160,618 and $370,180 respectively, representing their entitlements under the Scheme.
36       Commonwealth Bank of Australia Concise Annual Report 2007

Directors’ Report — Remuneration Report
Remuneration of Key Management Personnel and Other Executives
The executives and Directors listed in the tables below include Key Management Personnel (KMP) and Other Executives during the year ended 30 June 2007. The KMP are the CEO, members of the Group’s Executive Committee and all members of the Board.
The position and tenure for each of the executives and Directors listed are shown on the following table. The subsequent tables refer to these employees by surname and initials only.

Name	Position	Tenure (if not full year)

Non-Executive Directors
J M Schubert	Chairman
J Anderson	Director	Commenced on 12 March 2007
R J Clairs	Director
A B Daniels	Director	Retired on 3 November 2006
C R Galbraith	Director
J S Hemstritch	Director	Commenced on 9 October 2006
S C Kay	Director
W G Kent	Director
F D Ryan	Director
F J Swan	Director
D J Turner	Director	Commenced on 1 August 2006
B K Ward	Director	Retired on 3 November 2006
H H Young	Director	Commenced on 13 February 2007

Managing Director and CEO
R J Norris	Managing Director and CEO

Executives
M A Cameron	Group Executive, Retail Banking Services	Ceased employment on 10 May 2007
B J Chapman	Group Executive, Human Resources and Group Services	Commenced in role of Group Executive, Marketing and Communications on 20 July 2006. This role was expanded to Group Executive, Human Resources and Group Services on 14 November 2006.
D P Craig	Group Executive, Financial and Risk Management	Commenced on 11 September 2006
L G Cupper	Group Executive, People Services	Retired on 3 November 2006
S I Grimshaw	Group Executive, Premium Business Services
H D Harley	Group Executive, Group Strategic Development	Ceased employment on 16 June 2007
M R Harte	Group Executive, Enterprise IT & Chief Information Officer
G L Mackrell	Group Executive, International Finance Services
R M McEwan	Group Executive, Retail Banking Services	Commenced in role on 14 May 2007
J K O’Sullivan	Chief Solicitor and General Counsel
G A Petersen	Group Executive, Wealth Management
W Negus	Chief Executive Officer, Colonial First State Global Asset Management
Commonwealth Bank of Australia Concise Annual Report 2007       37

Directors’ Report — Remuneration Report
Individual remuneration details for Directors for the year ended 30 June 2007 are set out below:
Remuneration of Directors

					Post-
					employment
	Short Term Benefits				Benefits	Share-based Payments
		Cash STI	STI Deferred in	Other Short	Super-	LTI Reward			Other Long
	Cash	payment	Cash	Term	annuation	Shares	NEDSP	Termination	Term	Total
	Fixed(1)	At Risk	At Risk	Benefits	Fixed (2)	At Risk	Fixed(1)	Benefits	Benefits	Remuneration
	$	$	$	$	$	$	$	$	$	$

J M Schubert
2007	505,096	—	—	—	45,459	—	126,603	—	—	677,158
2006	478,665	—	—	—	43,082	—	119,666	—	—	641,413
J Anderson
2007	51,090	—	—	—	4,598	—	12,658	—	—	68,346
2006	—	—	—	—	—	—	—	—	—	—
R J Clairs
2007	175,277	—	—	—	15,775	—	43,937	—	—	234,989
2006	171,529	—	—	—	15,438	—	42,882	—	—	229,849
A B Daniels (3)
2007	55,233	—	—	—	—	—	13,918	—	—	69,151
2006	159,562	—	—	—	—	—	39,891	—	—	199,453
C R Galbraith
2007	88,260	—	—	—	88,943	—	42,427	—	—	219,630
2006	163,551	—	—	—	14,720	—	40,888	—	—	219,159
J S Hemstritch
2007	90,171	—	—	—	36,759	—	29,112	—	—	156,042
2006	—	—	—	—	—	—	—	—	—	—
S C Kay
2007	174,553	—	—	—	15,710	—	43,748	—	—	234,011
2006	159,562	—	—	—	14,361	—	39,891	—	—	213,814
W G Kent
2007	175,901	—	—	—	15,831	—	44,088	—	—	235,820
2006	163,551	—	—	—	14,720	—	40,888	—	—	219,159
F D Ryan
2007	92,767	—	—	—	109,467	—	48,595	—	—	250,829
2006	179,507	—	—	—	16,156	—	44,877	—	—	240,540
F J Swan
2007	187,112	—	—	—	16,840	—	46,885	—	—	250,837
2006	155,573	—	—	—	14,002	—	38,893	—	—	208,468
D J Turner
2007	42,214	—	—	—	105,257	—	35,918	—	—	183,389
2006	—	—	—	—	—	—	—	—	—	—
B K Ward (3)
2007	56,614	—	—	—	5,095	—	14,266	—	—	75,975
2006	163,551	—	—	—	14,720	—	40,888	—	—	219,159
H H Young
2007	63,518	—	—	—	5,717	—	15,879	—	—	85,114
2006	—	—	—	—	—	—	—	—	—	—

Non-Executive Director Total
2007	1,757,806	—	—	—	465,451	—	518,034	—	—	2,741,291
2006	1,795,051	—	—	—	147,199	—	448,764	—	—	2,391,014

Managing Director and CEO
R J Norris
2007	1,467,450	1,425,000	1,514,063	81,125	792,672	1,237,635	—	—	52,040	6,569,985
2006	921,642	—	650,000	846,963	1,248,358	483,045	—	—	—	4,150,008

Director Grand Totals
2007	3,225,256	1,425,000	1,514,063	81,125	1,258,123	1,237,635	518,034	—	52,040	9,311,276
2006 (4)	3,068,193	—	650,000	846,963	2,791,114	(2,408,578)	448,764	8,772,464	—	14,281,420

Group totals in respect of the financial year ended 30 June 2006 do not necessarily equal the sum of amounts disclosed for individuals listed above as there are some different individuals specified as Directors in 2007.

(1)	For Non-Executive Directors, this includes that portion of base fees and committee fees paid as cash. Non-Executive Directors also salary sacrifice 20% of their fees on a mandatory basis under the Non-Executive Directors Share Plan (NEDSP). Further details on the NEDSP is contained in Note 5.

(2)	Represents company contribution to superannuation and includes any allocations made by way of salary sacrifice by Executives.

(3)	Mr Daniels and Ms Ward retired at the 2006 Annual General Meeting on 3 November 2006.

(4)	The grand total values for the year ended 30 June 2006 include STI deferred shares at risk to the value of $121,500.
38     Commonwealth Bank of Australia Concise Annual Report 2007

Directors’ Report — Remuneration Report
Individual remuneration details for Executives for the year ended 30 June 2007 are set out below:
Remuneration of Executives

						Post-
						employment
	Short Term Benefits					Benefits	Share-based Payments
		Non	Cash STI	STI Deferred	Other Short	Super-	LTI Reward	LTI		Other Long
	Cash	Monetary	payment	in Cash	Term	annuation	Shares	Performance	Termination	Term	Total
	Fixed (1)	Fixed(2)	At Risk(3)	At Risk(4)	Benefits	Fixed (5)	At Risk(6)	Units At Risk	Benefits(7)	Benefits(8)	Remuneration
	$	$	$	$	$	$	$	$	$	$	$

M A Cameron (9)
2007	832,990	8,826	—	—	—	59,975	210,476	—	131,948	—	1,244,215
2006	833,465	10,260	382,485	382,485	—	59,995	346,920	—	—	—	2,058,110
B J Chapman (10)
2007	112,213	9,726	312,164	331,674	144,739	601,128	125,259	397,554	—	16,535	2,050,992
2006	—	—	—	—	—	—	—	—	—	—	—
D P Craig (11)
2007	113,426	8,236	306,647	325,812	—	774,720	142,138	—	—	14,935	1,685,914
2006	—	—	—	—	—	—	—	—	—	—	—
L G Cupper (12)(13)
2007	23,225	3,542	—	—	—	993,599	751,906	—	1,483,303	—	3,255,575
2006	634,500	10,260	—	—	—	643,900	396,886	—	—	—	1,734,296
S I Grimshaw (13)
2007	1,215,608	10,200	556,600	591,388	—	81,288	1,713,785	—	—	28,148	4,197,017
2006	1,026,000	10,260	506,000	506,000	—	74,000	560,429	—	—	—	2,752,689
H D Harley (13)(14)
2007	807,300	9,866	—	—	—	1,245,159	482,321	—	2,843,432	—	5,388,078
2006	839,500	9,837	324,000	324,000	—	60,500	449,894	—	—	—	2,065,231
M R Harte
2007	632,568	10,260	296,100	314,606	310,618	42,500	111,929	—	—	14,647	1,733,228
2006	117,500	—	64,575	64,575	115,825	708,500	—	—	—	115,825	1,070,975
G L Mackrell (13)
2007	600,724	10,260	415,000	440,938	—	202,503	1,270,275	—	—	18,599	2,958,299
2006	710,000	10,260	363,400	363,400	—	80,907	419,034	—	—	—	1,997,626
R M McEwan (15)
2007	116,999	1,321	47,612	50,588	17,725	8,730	—	181,058	—	2,729	426,762
2006	—	—	—	—	—	—	—	—	—	—	—
J K O’Sullivan
2007	848,665	10,260	332,645	395,935	—	96,800	734,820	—	—	19,651	2,438,776
2006	755,600	10,260	291,200	331,200	—	94,400	313,517		—	—	1,846,177
G A Petersen
2007	442,521	10,260	410,576	436,237	—	476,449	607,463	—	—	19,945	2,403,451
2006	542,233	10,260	282,449	282,449	—	102,543	219,233	—	—	—	1,466,779

Total Remuneration
2007	5,756,239	92,757	2,677,344	2,887,178	473,082	4,582,851	6,150,372	578,612	4,458,683	135,189	27,792,307
2006	6,527,775	84,017	2,214,109	2,014,109	115,825	1,896,325	869,932	—	3,595,308	115,825	17,701,262

Other Executives (13)
W Negus
2007	1,004,395	10,260	888,000	943,500	—	67,164	212,720	1,779,157	—	23,257	4,928,453
2006	932,836	10,260	886,000	886,000	—	67,164	194,994	—	—	—	2,977,254

Total Remuneration for Executives
2007	6,750,934	103,017	3,565,344	3,830,678	473,082	4,650,015	6,363,092	2,357,769	4,458,683	158,446	32,710,760
2006 (16)	8,408,211	104,537	6,241,109	7,251,109	115,825	2,014,191	1,381,151	—	3,595,308	—	29,975,050

Grand totals in respect of the financial year ended 30 June 2006 do not necessarily equal the sum of amounts disclosed for individuals listed above as there are different individuals specified as Executives in 2007.

Amounts in the table above reflect remuneration for the time the Executive has been in a Key Management Personnel role i.e. pro-rating is applied relative to the date the Executive commenced or ceased a Key Management Personnel role. Remuneration earned as an Executive prior to appointment to a Key Management Personnel role is not included in the amounts shown for that Executive.

(1)	Reflects the amounts paid in the year ended 30 June and is calculated on a total cost basis. Included may be annual leave accruals and salary sacrifice amounts with the exception of salary sacrifice superannuation which is included under ‘Superannuation’.

(2)	Represents the cost of car parking (including FBT).

(3)	Cash STI payment represents the amount of cash immediately payable to an Executive in recognition of performance for the year ended 30 June, with the exception of STI sacrificed to superannuation which is included under ‘Superannuation’.

(4)	STI deferred in Cash represents the mandatory deferral of 50% of STI payments for Executives for performance to the year ended 30 June 2007. These amounts are deferred until 1 July 2008. Generally, the Executive will need to be an employee of the Bank at the end of the deferral period to receive this portion.

(5)	Represents company contribution to superannuation and includes any allocations made by way of salary sacrifice by Executives.
Commonwealth Bank of Australia Concise Annual Report 2007     39

Directors’ Report — Remuneration Report

(6)	The ‘fair value’ of LTI reward shares has been calculated using a Monte-Carlo simulation method, incorporating the assumptions below :

Reward Share Valuation Assumptions
Purchase Date	Fair Value	Exercise Price	Risk Free Rate	Assumption Term	Dividend Yield	Volatility

30-Nov-02	$16.75	$0.00	5.35%	57 mths	Nil	20.0%
30-Nov-02 Modification	$15.52	$0.00	6.13%	1 day	Nil	15.0%
29-Oct-03	$16.36	$0.00	5.70%	58 mths	Nil	20.0%
29-Oct-03 Modification	$7.47	$0.00	6.13%	1 day	Nil	15.0%
22-Sep-04	$16.72	$0.00	5.48%	59 mths	Nil	15.0%
5-Nov-04	$19.72	$0.00	5.61%	57 mths	Nil	15.0%
23-Nov-05	$24.51	$0.00	5.65%	56 mths	Nil	15.0%
3-Nov-06	$30.62	$0.00	6.04%	47 mths	Nil	15.0%

The assessment has been made as at purchase date for each ERP grant based on the expected future TSR performance of the Bank and each member of its Peer Group. The annualised equivalent of the ‘fair value’ in respect of the number of shares for each grant has been amortised on a straight line basis over the term of the grant.

The one-off modification detailed on page 29 of this report resulted in an increase in the 2002 and 2003 LTI grant values that was expensed in full in the year ended 30 June 2007. The one-off adjustment reflected in the table for each participant is as follows — Mr Cameron $321,781, Ms Chapman $249,963, Mr Cupper $678,205, Mr Grimshaw $883,911, Mr Harley $555,829, Mr Mackrell $649,072, Mr McEwan $140,250, Mr O’Sullivan $250,245 and Mr Petersen $183,920. There was no impact on other Key Management Personnel and Other Executives as they did not participate in the 2002 and 2003 LTI grants. The ‘LTI Reward Shares At Risk’ column amounts shown for Messrs Cameron, Cupper and Harley also reflect some reversals of disclosed amounts in respect of forfeitures of the 2004 and 2005 ERP grants upon ceasing employment, as required under AASB124.

(7)	Represents any severance payments made on termination of employment. For Messrs Cupper and Harley, Termination Benefits include a pro rata grant of Performance Units. These were granted in place of the Reward Shares originally granted under the ERP arrangements. The Reward Shares were automatically forfeited on ceasing employment with the Group. The Performance Units may vest at a future date, depending on the performance of the relevant grant. They may receive all, some or none of these Performance Units, depending on the performance of the grant over the relevant periods. These grants are at Board discretion and are consistent with termination arrangements for executives who have unvested ERP Reward Shares when they exit the Group.

(8)	All Other Benefits payable that are not covered above.

(9)	Mr Cameron ceased employment on 10 May 2007.

(10)	Ms Chapman commenced in her role of Group Executive, Marketing and Communications on 20 July 2006 and this role was expanded to Group Executive, Human Resources and Group Services on 14 November 2006.

(11)	Mr Craig commenced in his role on 11 September 2006.

(12)	Mr Cupper retired from the Group on 3 November 2006. Mr Cupper’s STI payment otherwise deferred and payable on retirement was immediately payable and has been included under ‘Superannuation’.

(13)	Mr Negus, who is not a Key Management Person, and Messrs Cupper, Grimshaw, Harley and Mackrell are the five executives who received the highest remuneration for the year ended 30 June 2007 as defined in the Section 300A of the Corporations Act 2001.

(14)	Mr Harley ceased employment on 16 June 2007.

(15)	Mr McEwan commenced in his role on 14 May 2007.

(16)	Total Remuneration for Executives total values for the year ended 30 June 2006 included a value of $863,609 for STI deferred shares at risk.
Termination Arrangements
The Group’s executive contracts generally provide for severance payments of up to six months in cases where termination of employment is initiated by the Group, other than for misconduct or unsatisfactory performance. Exceptions to these arrangements apply to:
•	Messrs Grimshaw and O’Sullivan, whose contracts allow for a twelve months severance payment where termination is initiated by the Group; and

•	Ms Chapman and Mr McEwan, whose severance payments are linked to years of service with a maximum 64 weeks payment after 19 years service.
There is also generally a four week notice period for either party to terminate the agreement. An exception to this is Mr McEwan, who has a three month notice period.
The contracts for Key Management Personnel and Other Executives do not have a fixed term.
Upon ceasing employment with the Group, executives are entitled to receive their statutory entitlements of accrued annual and long service leave, as well as accrued superannuation benefits.
Executives who cease employment with the Group during a given performance year (ie 1 July to 30 June) will generally not receive a STI payment for that year except in the circumstances of retrenchment, retirement or death. In those circumstances, a pro-rated payment may be made based on the length of service during the performance year.
Deferred cash or shares from previous STI awards are usually forfeited where the executive resigns or is dismissed. In circumstances of retrenchment, retirement or death any cash will generally be paid and unvested shares will generally vest immediately. LTI grants are generally forfeited where the executive resigns or is dismissed. In circumstances of retrenchment, retirement or death, the executive or their estate may, at Board discretion, retain a pro-rated grant of LTI. Vesting of any LTI retained by the executive will still be subject to the performance hurdle relevant to that grant.
40     Commonwealth Bank of Australia Concise Annual Report 2007

Directors’ Report — Remuneration Report
STI Allocations for Executives for the Year Ended 30 June 2007

	Percentage	Percentage	Percentage	Minimum Total	Maximum Total
	Paid	Forfeited	Deferred(1)	Value (2)	Value (3)
	%	%	%	$	$

M A Cameron (4)	—	—	—	—	—
B J Chapman (5)	50	—	50	312,164	643,838
D P Craig (6)	50	—	50	306,647	632,458
L G Cupper (7)	—	—	—	—	—
S I Grimshaw	50	—	50	556,600	1,147,988
H D Harley (8)	—	—	—	—	—
M R Harte	50	—	50	296,100	610,706
G L Mackrell	50	—	50	415,000	855,938
R M McEwan (9)	50	—	50	47,612	98,199
R J Norris	50	—	50	1,425,000	2,939,063
J K O’Sullivan	50	—	50	372,645	768,580
G A Petersen	50	—	50	410,576	846,813
Other Executives
W Negus	50	—	50	—	—

(1)	Will generally vest on 1 July 2008 and be paid in July 2008, subject to not being forfeited due to resignation or misconduct including misrepresentation of performance outcomes. Will generally vest and be immediately payable in circumstances of retrenchment, retirement or death.

(2)	For those executives with a minimum total value greater than zero, this reflects the 50% component of the STI payment which is immediately payable determined by actual performance over the year ended 30 June 2007. Executives generally do not receive an STI payment unless their individual performance is at least meeting expectations.

(3)	Includes interest component calculated at 6.25% of the deferred amount.

(4)	Mr Cameron ceased employment on 14 May 2007.

(5)	Ms Chapman commenced her role of Group Executive, Marketing and Communications on 20 July 2006 and this role was expanded to Group Executive, Human Resources and Group Services on 14 November 2006.

(6)	Mr Craig commenced in his role on 11 September 2006.

(7)	Mr Cupper retired on 3 November 2006.

(8)	Mr Harley ceased employment on 16 June 2007.

(9)	Mr McEwan commenced in his role on 14 May 2007.
LTI Allocations to Executives for the Year Ended 30 June 2007

	Percentage	Percentage	Percentage	Current	Minimum Total	Maximum Total
	Paid (1)	Forfeited	Deferred (1)	Allocation	Value	Value (2)
	%	%	%	(No. of Shares)	$	$

R J Norris	—	—	100	90,910	—	3,961,858
M A Cameron (3)	—	100	—	—	—	—
B J Chapman (4)	—	—	100	17,046	—	742,865
D P Craig (5)	—	—	100	22,728	—	990,486
L G Cupper (6)	—	—	—	—	—	—
S I Grimshaw	—	—	100	32,500	—	1,416,350
H D Harley (7)	—	70	30	8,130	—	354,305
M R Harte	—	—	100	14,318	—	623,978
G L Mackrell	—	—	100	24,318	—	1,059,778
R M McEwan (8)	—	—	100	13,636	—	594,257
J K O’Sullivan	—	—	100	20,580	—	869,876
G A Petersen	—	—	100	25,000	—	1,089,500
Other Executives
W Negus (9)	—	—	100	n/a	—	1,475,000

(1)	Will vest in July 2009 or July 2010 subject to the service conditions and the performance hurdle being met (see page 33). In circumstances of retrenchment, retirement or death, the executive or their estate may, at Board discretion, retain a pro-rated grant of LTIs.

(2)	This equals the “No. of shares/performance units” multiplied by the Bank’s closing share price at the Commencement Date of the grant (14 July 2006), which was $43.58.

(3)	Mr Cameron ceased employment on 10 May 2007.

(4)	Ms Chapman commenced in her role of Group Executive, Marketing and Communications on 20 July 2006 and this role was expanded to Group Executive, Human Resources and Group Services on 14 November 2006.

(5)	Mr Craig commenced in his role on 11 September 2006.

(6)	Mr Cupper retired on 3 November 2006 and was not allocated Reward Shares in the year ended 30 June 2007.

(7)	Mr Harley ceased employment on 16 June 2007 and retained a pro-rated LTI allocation.

(8)	Mr McEwan commenced in his role on 14 May 2007. Mr McEwan participates in ERPUP. For details of ERPUP see page 64.

(9)	Mr Negus participates in a cash settled LTI arrangement that is specific to Colonial First State Global Asset Management (CFS GAM). Allocations under this arrangement vest depending on CFS GAM net profit before tax growth rate over three years.
Commonwealth Bank of Australia Concise Annual Report 2007     41

Directors’ Report — Remuneration Report
Equity Holdings of Key Management Personnel and Other Executives
Shareholdings
All shares were acquired by Directors on normal terms and conditions or through the Non-Executive Directors’ Share Plan.
Shares awarded under the Equity Reward Plan and the mandatory component of the Equity Participation Plan are registered in the name of the Trustee of the employee share plan trust. For further details of the Non-Executive Directors’ Share Plan, Equity Reward Plan, previous Executive Option Plan and Equity Participation Plan refer to Note 5 to the Financial Statements.
Share trading policy
The Group has guidelines restricting the dealings of Directors and executives in Bank securities.
Details of shareholdings of Key Management Personnel and Other Executives (or close family or entities controlled, jointly controlled, or significantly influenced by them, or any entity over which any of the aforementioned hold significant voting power) are as follows:
Shares held by Directors

			Acquired/Granted
		Balance	as	On Exercise of	Net Change	Balance
Name	Class	1 July 2006	Remuneration(1)	Options	Other(2)	30 June 2007

Directors
J M Schubert	Ordinary	21,188	2,545	—	685	24,418
J Anderson (3)	Ordinary	10,000	—	—	—	10,000
R J Clairs (4)	Ordinary	16,988	898	—	—	17,886
A B Daniels (5)	Ordinary	18,691	443	—		19,134
C R Galbraith	Ordinary	10,030	856	—	518	11,404
J S Hemstritch (6)	Ordinary	15,400	165	—	—	15,565
S C H Kay	Ordinary	4,390	852	—	659	5,901
W G Kent	Ordinary	16,113	869	—	88	17,070
R J Norris	Ordinary	10,000	—	—	—	10,000
	Reward Shares	100,328	90,910	—	—	191,238
F D Ryan	Ordinary	8,242	954	—	—	9,196
F J Swan	Ordinary	6,974	844	—	363	8,181
D J Turner (7)	Ordinary	—	301	—	—	301
B K Ward (5) (8)	Ordinary	6,629	454	—	126	7,209
H H Young (9)	Ordinary	—	—	—	20,000	20,000

Total For Directors	Ordinary	144,645	9,181	—	22,439	176,265
	Reward Shares	100,328	90,910	—	—	191,238

(1)	For Non-Executive Directors, represents shares acquired under NEDSP on 14 August 2006 and 12 March 2007 by mandatory sacrifice of fees. All shares acquired through NEDSP are subject to a 10 year trading restriction (shares will be tradeable earlier if the Director leaves the Board). For Sir John Anderson and Mr Young the first purchase of shares under NEDSP will occur in August 2007. For Mr Norris this represents Reward Shares granted under the ERP and subject to a performance hurdle. The first possible date for meeting the performance hurdle is 15 July 2009 with the last possible date for vesting being 15 July 2010. See Note 5 for further details on the NEDSP and ERP.

(2)	“Net Change Other” incorporates changes resulting from purchases and sales during the year.

(3)	Sir John Anderson was appointed to the Board with effect from 12 March 2007.

(4)	Mr Clairs’ 1 July 2006 balance has been restated from 14,133 disclosed for 2005/06.

(5)	Mr Daniels and Ms Ward retired at the 2006 Annual General Meeting on 3 November 2006.

(6)	Ms Hemstritch was appointed to the Board with effect from 9 October 2006.

(7)	Mr Turner was appointed to the Board with effect from 1 August 2006.

(8)	Ms Ward continued to hold 250 PERLS II Securities as at 30 June 2007.

(9)	Mr Young was appointed to the Board with effect from 13 February 2007.
42     Commonwealth Bank of Australia Concise Annual Report 2007

Directors’ Report — Remuneration Report
Shares held by Executives

			Acquired/Granted
		Balance	as	On Exercise of	Net Change	Balance
Name	Class(1)	30 June 2006	Remuneration	Options	Other(2)	30 June 2007

Executives
M A Cameron (3)	Ordinary	—	—	—	—	—
	Deferred STI	2,848	—	—	(2,848)	—
	Reward Shares	89,620	31,818	—	(121,438)	—
B J Chapman (4)	Ordinary	—	—	—	—	—
	Deferred STI	—	—	—	—	—
	Reward Shares	—	17,046	—	—	17,046
D P Craig (5)	Ordinary	—	—	—	—	—
	Deferred STI	—	—	—	—	—
	Reward Shares	—	22,728	—	—	22,728
L G Cupper (6)	Ordinary	51,355	—	—	50,575	101,930
	Deferred STI	3,267	—	—	(3,267)	—
	Reward Shares	106,440	—	—	(106,440)	—
S I Grimshaw	Ordinary	25,308	—	—	4,691	29,999
	Deferred STI	4,691	—	—	(4,691)	—
	Reward Shares	148,940	32,500	—	(76,300)	105,140
H D Harley (7)	Ordinary	26,281	—	—	13,457	39,738
	Deferred STI	3,853	—	—	(3,853)	—
	Reward Shares	118,140	27,272	—	(145,412)	—
M R Harte	Ordinary	—	—	—	—	—
	Deferred STI	—	—	—	—	—
	Reward Shares	—	14,318	—	—	14,318
G L Mackrell	Ordinary	34,930	—	—	4,878	39,808
	Deferred STI	3,392	—	—	(3,392)	—
	Reward Shares	110,800	24,318	—	(55,100)	80,018
R M McEwan (8)	Ordinary	—	—	—	—	—
	Deferred STI	—	—	—	—	—
	Reward Shares	—	—	—	—	—
J K O’Sullivan	Ordinary	8,916	—	—	36,851	45,767
	Deferred STI	3,351	—	—	(3,351)	—
	Reward Shares	82,690	20,580	—	(33,500)	69,770
G A Petersen	Ordinary	9,907	—	—	4,745	14,652
	Deferred STI	1,850	—	—	(1,850)	—
	Reward Shares	55,780	25,000	—	(16,000)	64,780
Other Executives
W Negus	Ordinary	3,680	—	—	—	3,680
	Deferred STI	—	—	—	—	—
	Reward Shares	40,500	—	—	—	40,500

Total for Executives	Ordinary	160,377	—	—	115,197	275,574
	Deferred STI	23,252	—	—	(23,252)	—
	Reward Shares	752,910	215,580	—	(554,190)	141,300

(1)	Represents:

•	Deferred STI — acquired under the mandatory component of the Bank’s Equity Participation Plan (EPP). Shares were purchased on 31 October 2004 in two equal tranches, vesting on 1 July 2005 and 1 July 2006 respectively. See Note 5 for further details on the EPP.

•	Reward Shares — granted under the Equity Reward Plan (ERP) and are subject to a performance hurdle. The first possible date for meeting the performance hurdle is 23 September 2007 with the last possible date for vesting being 15 July 2010. See Note 5 for further details on the ERP.

(2)	“Net Change Other” incorporates changes resulting from purchases, sales and forfeits during the year by executives and vesting of deferred STI and Reward Shares (which became ordinary shares).

(3)	Mr Cameron ceased employment on 10 May 2007.

(4)	Ms Chapman commenced in her role on 20 July 2006. Ms Chapman holds 10,000 Perpetual Preference Shares in ASB Capital Notes 2.

(5)	Mr Craig commenced in his role on 11 September 2006.

(6)	Mr Cupper retired on 3 November 2006 and was not allocated Reward Shares in the year ended 30 June 2007. He acquired 6,000 PERLS III securities during the year, and continued to hold them at 30 June 2007.

(7)	Mr Harley ceased employment on 16 June 2007.

(8)	Mr McEwan commenced in his role on 14 May 2007.
Commonwealth Bank of Australia Concise Annual Report 2007     43

Directors’ Report — Remuneration Report
Option Holdings
On 1 July 2006, Mr L G Cupper held options over 75,000 Bank shares, which have an exercise price of $30.12 per share. None of these options were exercised during the year, and at 30 June 2007, Mr Cupper continued to hold options over 75,000 shares which were vested and exercisable. Mr Cupper retired on 3 November 2006.
Shares Vested During the Year ended 30 June 2007

Name	Deferred STI Vested	Reward Shares Vested

Directors
R J Norris	—	—

Executives
M A Cameron (1)	2,848	27,300
B J Chapman (2)	—	—
D P Craig (3)	—	—
L G Cupper (4)	3,267	44,250
S I Grimshaw	4,691	56,800
H D Harley (5)	3,853	39,700
M R Harte	—	—
G L Mackrell	3,392	40,350
R M McEwan (6)	—	—
J K O’Sullivan	3,351	33,500
G A Petersen	1,850	12,000

Total for Key Management Personnel	23,252	253,900

Other Executives
W Negus	—	—

Total	31,535	269,250

(1)	Mr Cameron ceased employment on 10 May 2007.

(2)	Ms Chapman commenced in her role on 20 July 2006.

(3)	Mr Craig commenced in his role on 11 September 2006.

(4)	Mr Cupper retired on 3 November 2006.

(5)	Mr Harley ceased employment on 16 June 2007.

(6)	Mr McEwan commenced in his role on 14 May 2007.
44     Commonwealth Bank of Australia Concise Annual Report 2007

Directors’ Report — Remuneration Report
Total Loans to Key Management Personnel and Other Executives

		Balance	Interest	Interest Not		Balance	Number in
	Year Ended	1 July	Charged	Charged	Write-off	30 June	Group at
	30 June	$000s	$000s	$000s	$000s	$000s	30 June

Directors
	2007	464	21	—	—	464	1
	2006	—	379	—	—	5,729	1
Executives
	2007	9,178	425	—	—	5,965	6
	2006	9,894	550	—	—	9,284	7

Total for Key Management Personnel
	2007	9,642	446	—	—	6,429	7
	2006	9,894	929	—	—	15,013	8

Other Executives
	2007	554	35			443	1
	2006	554	31	—	—	442	1

Total
	2007	10,196	481	—	—	6,872	8
	2006	10,448	960	—	—	15,455	9

Details of Individuals with Loans above $100,000 in the reporting period are as follows:
Individual Loans above $100,000 to Key Management Personnel and Other Executives

						Highest
	Balance	Interest	Interest Not		Balance	Balance
	1 July 2006	Charged	Charged	Write-off	30 June 2007	in Period
	$000s	$000s	$000s	$000s	$000s	$000s

Directors
R J Norris (1)	464	21	—	—	464	1,037

Executives
B J Chapman (1) (2)	825	18	—	—	—	825
M A Cameron (3)	358	6	—	—	303	358
	300	19	—	—	300	302
S I Grimshaw	857	29	—	—	—	978
	391	13	—	—	—	393
H D Harley (4)	304	36	—	—	280	304
G L Mackrell	1,017	25	—	—	647	1,017
R M McEwan (1) (5)	218	2	—	—	218	218
J K O’Sullivan	1,500	97	—	—	1,500	1,500
	582	43	—	—	759	760
	614	38	—	—	515	618
	274	7	—	—	178	275
	647	42	—	—	647	647
	200	12	—	—	—	200
	101	—	—	—	—	101
G A Petersen	155	1	—	—	—	155
	800	33	—	—	450	800
	—	1	—	—	192	192

Total for Key Management Personnel	9,607	443	—	—	6,453	10,680

Other Executives
W Negus	442	33	—	—	442	442
	112	2	—	—	1	1

Total	10,161	478	—	—	6,896	11,123

(1)	Balance declared in NZD for Mr Norris, Ms Chapman and Mr McEwan. Exchange rate taken from Reserve Bank of Australia as at 29 June 2007.

(2)	Ms Chapman commenced in her role on 20 July 2006.

(3)	Mr Cameron ceased employment on 10 May 2007.

(4)	Mr Harley ceased employment on 16 June 2007.

(5)	Mr McEwan commenced in his role on 14 May 2007.
Commonwealth Bank of Australia Concise Annual Report 2007     45

Directors’ Report — Remuneration Report
Terms and Conditions of Loans
All loans to Key Management Personnel and Other Executives (or close family or entities controlled, jointly controlled, or significantly influenced by them, or any entity over which any of the aforementioned hold significant voting power) have been provided on an arm’s length commercial basis including the term of the loan, security required and the interest rate (which may be fixed or variable).
Other Transactions of Key Management Personnel and Other Executives and Related Parties
Financial Instrument Transactions
Financial instrument transactions (other than loans and shares disclosed above) of Key Management Personnel and Other Executives occur in the ordinary course of business on an arm’s length basis.
Disclosure of financial instrument transactions regularly made as part of normal banking operations is limited to disclosure of such transactions with Key Management Personnel and Other Executives and entities controlled or significantly influenced by them.
All such financial instrument transactions that have occurred between entities within the Group and their Key Management Personnel and Other Executives have been trivial or domestic and were in the nature of normal personal banking and deposit transactions.
Transactions other than Financial Instrument Transactions of Banks
All other transactions with Key Management Personnel, Other Executives and their related entities and other related parties are conducted on an arm’s length basis in the normal course of business and on commercial terms and conditions. These transactions principally involve the provision of financial and investment services by entities not controlled by the Group.
Mr Galbraith was a partner in the law firm Allens Arthur Robinson to 31 January 2006. Mr Galbraith was a salaried adviser to this law firm from 1 February 2006 to 30 June 2007. Allens Arthur Robinson acted for the Group in the provision of legal services during the financial year. The fees for these services amounted to $1,867,268.
Audit
Certain disclosures required by AASB124 have been made in this Remuneration Report. Pages 24 to 46 of this report have been audited as required.
46     Commonwealth Bank of Australia Concise Annual Report 2007

Directors’ Report
Company Secretaries
The details of the Bank’s Company Secretaries, including their experience and qualifications are set out below.
John Hatton has been Company Secretary of the Commonwealth Bank of Australia since 1994.
From 1985-1994, he was a solicitor with the Bank’s Legal Department.
He has a Bachelor of Laws degree from Sydney University and was admitted as a solicitor in New South Wales. He is a Fellow of Chartered Secretaries Australia and a Member of the Australian Institute of Company Directors.
Carla Collingwood was appointed a Company Secretary to the Bank in July 2005.
From 1994 until 2005, she was a solicitor with the Bank’s Legal Services Department, before being appointed to the position of General Manager, Secretariat. She holds a Bachelor of Laws degree (Hons.) and a Graduate Diploma in Company Secretary Practice from Chartered Secretaries Australia.
Non-Audit Services
Amounts paid or payable to Ernst & Young for non-audit services provided during the year, as set out in the 30 June 2007 Annual Report in Note 39 to the Financial Statements are as follows:

	$’000

Regulatory audits, reviews, attestations and assurances for Group entities – Australia	582

Regulatory audits, reviews, attestations and assurances for Group entities – Off shore	770

APRA reporting (including the tripartite review)	1,168

Financial and other audits, reviews, attestations and assurances for Group entities — Australia	—

Financial and other audits, reviews, attestations and assurances for Group entities – Off shore	17

Assurance services relating to Sarbanes Oxley legislation compliance	—

Agreed upon procedures and comfort letters in respect of financing, debt raising and related activities	239

Total	2,776	(1)

(1)	An additional amount of $4,948,000 was paid to Ernst & Young by way of fees paid for Non-Audit Services provided to entities not consolidated into the Financial Statements, being managed investment schemes and superannuation funds. $4,532,000 of this amount related to statutory audits, with the residual relating to reviews, attestations and assurances.
Amounts paid or payable for audit services to Ernst & Young totalled $12,368,000 and to other auditors totalled $90,000.
The Bank has in place an Independent Auditor Services Policy, details of which are set out in the Corporate Governance section of this Annual Report, to assist in ensuring the independence of the Bank’s external auditor.
The Audit Committee has considered the provision, during the year, of non-audit services by Ernst & Young and has concluded that the provision of those services did not compromise the auditor independence requirements of the Corporations Act.
The Audit Committee advised the Board accordingly and, after considering the Committee’s advice, the Board of Directors agreed that it was satisfied that the provision of the non-audit services by Ernst & Young during the year was compatible with the general standard of independence imposed by the Corporations Act.
The reasons for the Directors being satisfied that the provision of the non-audit services during the year did not compromise the auditor independence requirements of the Corporations Act are:
•	The operation of the Independent Auditor Services Policy during the year to restrict the nature of non-audit services engagements, to prohibit certain services and to require Audit Committee pre-approval for all such engagements; and

•	The relative quantum of fees paid for non-audit services compared to the quantum of audit fees.
The above Directors’ statements are in accordance with the advice received from the Audit Committee.
Auditor’s Declaration of Independence
We have obtained an independence declaration from our auditor, Ernst & Young as presented on the following page.
Incorporation of Additional Material
This report incorporates the Chairman’s Statement (pages 2 to 3), Highlights (pages 6 to 9), Analysis sections for Banking (pages 10 to 13), Funds Management (pages 14 to 15) and Insurance (pages 16 to 17), and Shareholding Information (pages 69 to 72) sections of this Annual Report.
Signed in accordance with a resolution of the Directors.

J M Schubert

Chairman	R J Norris

15 August 2007	Managing Director and Chief Executive Officer
Commonwealth Bank of Australia Concise Annual Report 2007     47

Directors’ Report
Auditor’s Independence Declaration to the Directors of Commonwealth Bank of Australia
In relation to our audit of the financial report of Commonwealth Bank of Australia for the financial year ended 30 June 2007, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.
Ernst & Young
S J Ferguson
Partner
15 August 2007
Liability limited by the Accountants Scheme, approved
under the Professional Standards Act 1994 (NSW).
48     Commonwealth Bank of Australia Concise Annual Report 2007

Five Year Financial Summary

	AIFRS(1)			AGAAP(1)
	2007	2006	2005	2004	2003
	$M	$M	$M	$M	$M

Income Statement
Net interest income	7,036	6,514	6,026	5,410	5,026
Other operating income	6,272	5,567	5,076	5,081	4,373

Total operating income	13,308	12,081	11,102	10,491	9,399
Loan Impairment expense	434	398	322	276	305
Operating expenses:
Comparable business	6,427	5,994	5,719	5,500	5,312
Initiatives including Which new Bank	—	—	150	749	239

Total operating expenses	6,427	5,994	5,869	6,249	5,551
Net profit before income tax	6,447	5,689	4,911	3,966	3,543
Corporate tax expense	(1,816)	(1,605)	(1,409)	(1,262)	(958)
Minority interests	(27)	(31)	(10)	(9)	(6)

Net profit after income tax (“cash basis”)	4,604	4,053	3,492	2,695	2,579
Defined benefit superannuation plan income/(expense)	5	(25)	(53)	—	—
Treasury shares valuation adjustment	(75)	(100)	(39)	—	—
Appraisal value uplift/(reduction)	—	—	—	201	(245)
One-off AIFRS mismatches	(64)	—	—	—	—
Goodwill amortisation	—	—	—	(324)	(322)

Net profit after income tax attributable to Equity holders of the Bank	4,470	3,928	3,400	2,572	2,012

Contributions to profit (after tax)
Banking	3,763	3,227	2,913	2,675	2,376
Funds management	492	400	351	274	233
Insurance	253	215	156	129	65

Net profit after income tax (“underlying basis”)	4,508	3,842	3,420	3,078	2,674
Shareholder investment returns	96	66	177	152	73
Which new Bank	—	—	(105)	(535)	(168)
Profit on sale of the Hong Kong Insurance Business	—	145	—	—	—

Net profit after income tax (“cash basis”)	4,604	4,053	3,492	2,695	2,579
Defined benefit superannuation plan expense	5	(25)	(53)	—	—
Treasury shares valuation adjustment	(75)	(100)	(39)	—	—
One-off AIFRS mismatches	(64)	—	—	—	—
Goodwill amortisation	—	—	—	(324)	(322)
Appraisal value uplift/(reduction)	—	—	—	201	(245)

Net profit after income tax	4,470	3,928	3,400	2,572	2,012

Balance Sheet
Loans, advances and other receivables	299,779	259,176	228,346	189,391	160,347
Total assets	425,139	369,103	337,404	305,995	265,110

Deposits and other public borrowings	203,382	173,227	168,026	163,177	140,974
Total liabilities	400,695	347,760	314,761	281,110	242,958

Shareholders’ equity	24,444	21,343	22,643	22,405	20,024
Net tangible assets	15,158	12,087	10,938	17,700	14,995

Risk weighted assets	245,347	216,438	189,559	169,321	146,808

Average interest earning assets	316,048	274,798	244,708	214,187	188,270
Average interest bearing liabilities	294,792	255,100	225,597	197,532	174,737

Assets (on Balance Sheet)
Australia	341,588	304,831	280,255	252,652	221,248
New Zealand	55,916	43,318	41,383	35,059	27,567
Other	27,635	20,954	15,766	18,284	16,295

Total assets	425,139	369,103	337,404	305,995	265,110

(1)	The Group adopted AIFRS accounting standards for the reporting period beginning 1 July 2004. As a result the 2007, 2006 and 2005 results are presented on an AIFRS basis, while the 2004 and 2003 results are presented on the previous AGAAP basis.
Commonwealth Bank of Australia Concise Annual Report 2007     49

Five Year Financial Summary

	AIFRS(1)			AGAAP(1)
	2007	2006	2005	2004	2003

Shareholder Summary
Dividend per share – fully franked (cents)	256	224	197	183	154
Dividend cover – statutory (times)	1.4	1.4	1.3	1.1	0.9
Dividend cover – cash (times)	1.4	1.4	1.3	1.1	1.3
Dividend cover – underlying (times)	1.3	1.3	1.3	1.3	1.4
Earnings per share (cents)
Basic
Statutory	344.7	308.2	259.6	196.9	157.4
Cash basis	353.0	315.9	264.8	206.6	202.6
Underlying basis	345.6	299.4	259.2	237.1	210.2
Fully diluted
Statutory	339.7	303.1	255.3	196.8	157.3
Cash basis	347.8	310.5	260.5	206.5	202.5
Underlying basis	340.7	294.7	255.0	237.0	210.0
Dividend payout ratio (%)
Statutory	75.2	73.3	77.0	93.5	97.7
Cash basis	73.0	71.0	74.9	89.1	75.9
Underlying basis	74.5	74.9	76.5	77.6	73.3
Net tangible assets per share ($)	11.65	9.42	8.54	12.22	11.41
Weighted average number of shares (statutory basic)	1,281	1,275	1,260	1,256	1,253
Weighted average number of shares (fully diluted)	1,344	1,329	1,316	1,257	1,254
Weighted average number of shares (cash basic)	1,289	1,283	1,269	1,256	1,253
Weighted average number of shares (cash fully diluted)	1,352	1,338	1,325	1,257	1,254
Number of Shareholders	696,118	698,552	704,906	714,901	746,073
Share prices for the year ($)
Trading high	56.16	47.41	38.52	33.54	32.75
Trading low	42.98	36.62	28.79	27.00	23.05
End (closing price)	55.25	44.41	37.95	32.58	29.55

Performance Ratios (%)
Return on average Shareholders’ equity
Statutory	20.7	20.4	18.2	12.5	10.5
Cash basis	22.1	21.3	18.8	12.7	13.1
Underlying basis	21.6	20.2	18.4	14.6	13.6
Return on average total assets
Statutory	1.2	1.1	1.1	0.9	0.8
Cash basis	1.2	1.1	1.1	0.9	1.0
Underlying basis	1.2	1.1	1.1	1.1	1.0
Capital adequacy – Tier One	7.14	7.56	7.46	7.43	6.96
Capital adequacy – Tier Two	3.41	3.10	3.21	3.93	4.21
Deductions	(0.79)	(1.00)	(0.92)	(1.11)	(1.44)
Capital adequacy – Total	9.76	9.66	9.75	10.25	9.73
Net interest margin	2.19	2.34	2.43	2.53	2.67

Other Information (numbers)
Full-time staff equivalent	37,873	36,664	35,313	36,296	35,845
Branches/services centres (Australia)	1,010	1,005	1,006	1,012	1,014
Agencies (Australia)	3,833	3,836	3,864	3,866	3,893
ATMs (proprietary)	3,242	3,191	3,154	3,109	3,116
EFTPOS terminals	177,232	148,220	137,240	126,049	129,259
EzyBanking locations	907	862	841	815	760

Productivity
Total net operating income per full-time (equivalent) employee ($)	351,385	329,506	314,388	289,040	262,212
Staff expense/Total operating income (%)	24.4	23.4	24.1	24.3	26.4
Total operating expenses/Total operating income (%)	48.3	49.6	52.9	59.6	59.1

(1)	The Group adopted AIFRS accounting standards for the reporting period beginning 1 July 2004. As a result the 2007, 2006 and 2005 results are presented on an AIFRS basis, while the 2004 and 2003 results are presented on the previous AGAAP basis.
50     Commonwealth Bank of Australia Concise Annual Report 2007

Financial Statements
Commonwealth Bank of Australia Concise Annual Report 2007     51

Financial Statements
Income Statement
For the year ended 30 June 2007

	Group
	2007	2006
	$M	$M

Interest income	23,862	19,758
Interest expense	16,826	13,244

Net interest income	7,036	6,514
Other operating income	3,341	3,036

Net banking operating income (1)	10,377	9,550

Funds management income	1,871	1,589
Investment revenue	2,120	2,098
Claims and policyholder liability expense	(2,020)	(2,064)

Net funds management operating income	1,971	1,623

Premiums from insurance contracts	1,117	1,052
Investment revenue	858	1,031
Claims and policyholder liability expense from insurance contracts	(932)	(970)

Insurance margin on services operating income	1,043	1,113

Total net operating income	13,391	12,286

Loan Impairment expense	434	398
Operating expenses:
Comparable business	6,427	5,994
Which new Bank	—	—

Total operating expenses	6,427	5,994
Defined benefit superannuation plan income/(expense)	8	(35)

Net profit before income tax	6,538	5,859
Corporate tax expense	1,775	1,569
Policyholder tax expense	266	331

Net profit after income tax	4,497	3,959
Minority interests	(27)	(31)

Net profit attributable to Equity holders of the Bank	4,470	3,928

(1)	Net Banking operating income of the Bank is greater than the Group due to the receipt of tax exempt intragroup dividends.

	Group
		2007	2006
	Note	Cents per share

Earnings per share:
Basic	4	344.7	308.2
Fully diluted	4	339.7	303.1
Dividends per share attributable to Shareholders of the Bank:
Ordinary shares	2	256	224
Trust preferred securities (TPS) — issued 8 March 2006		7,821	—

(1)	Instruments reclassified to loan capital on adoption of AIFRS from 1 July 2005.

	$M	$M

Net profit after income tax comprises:
Net profit after income tax (“underlying basis”)	4,508	3,842
Shareholder investment returns (after tax)	96	66
Profit on sale of the Hong Kong Insurance Business	—	145

Net profit after income tax (“cash basis”)	4,604	4,053

Defined benefit superannuation plan income/(expense)	5	25
Treasury shares valuation adjustment	(75)	(100)
One-off AIFRS mismatches	(64)	—

Net profit after income tax (“statutory basis”)	4,470	3,928

52      Commonwealth Bank of Australia Concise Annual Report 2007

Financial Statements
Balance Sheet
As at 30 June 2007

	Group
	2007	2006
	$M	$M
Assets
Cash and liquid assets (1)	10,108	5,868
Receivables due from other financial institutions	5,495	7,107
Assets at fair value through Income Statement:
Trading	21,469	15,758
Insurance	23,519	24,437
Other (1)	4,073	2,207
Derivative assets	12,743	9,675
Available-for-sale investments	9,672	11,203
Loans, advances and other receivables	299,779	259,176
Bank acceptances of customers	18,721	18,310
Investment property	—	258
Property, plant and equipment	1,436	1,313
Investment in associates	836	190
Intangible assets	7,835	7,809
Deferred tax assets	922	650
Other assets	7,157	5,141

	423,765	369,102
Assets held for sale	1,374	1

Total Assets	425,139	369,103

Liabilities
Deposits and other public borrowings	203,382	173,227
Payables due to other financial institutions	14,386	11,184
Liabilities at fair value through Income Statement	19,431	13,811
Derivative liabilities	16,680	10,820
Bank acceptances	18,721	18,310
Current tax liabilities	882	378
Deferred tax liabilities	1,576	1,336
Other provisions	878	821
Insurance policy liabilities	21,613	22,225
Debt issues	85,490	78,591
Managed funds units on issue	310	1,109
Bills payable and other liabilities	7,346	6,053

	390,695	337,865
Loan capital	10,000	9,895

Total Liabilities	400,695	347,760

Net Assets	24,444	21,343

Shareholders’ Equity

Share capital:
Ordinary share capital	14,483	13,505
Other equity instruments	939	939
Reserves	2,143	1,904
Retained profits	6,367	4,487

Shareholders’ equity attributable to Equity holders of the Bank	23,932	20,835

Minority interests:
Controlled entities	512	508

Total Minority Interests	512	508

Total Shareholders’ equity	24,444	21,343

(1)	During the current year, certain ASB Bank overnight settlement account balances were reclassified from Assets at fair value through Income Statement to Cash and liquid assets. Prior periods have been restated on a consistent basis.

Commonwealth Bank of Australia Concise Annual Report 2007     53

Financial Statements
Statement of Recognised Income and Expense
For the year ended 30 June 2007

	Group
	2007	2006
	$M	$M
Actuarial gains and losses from defined benefit superannuation plans	414	387
Gains and losses on cash flow hedging instruments:
Recognised in equity	429	89
Transferred to the Income Statement	120	(58)
Gains and losses on available-for-sale investments:
Recognised in equity	28	51
Transferred to the Income Statement on disposal	(138)	(33)
Transferred to the Income Statement on impairment	—	(3)
Revaluation of properties	79	19
Transfer from Foreign Currency Translation Reserve to the Income Statement on disposal	—	41
Exchange differences on translation of foreign operations	54	(232)
Income tax on items transferred directly to/from equity:
Foreign Currency Translation Reserve	(13)	13
Available-for-sale investments revaluation reserve	10	(6)
Revaluation of properties	(23)	(4)
Cash flow hedge reserve	(168)	(11)

Net income recognised directly in equity	792	253
Profit for the period	4,497	3,959

Total net income recognised for the period	5,289	4,212

Attributable to:
Equity holders of the Bank	5,262	4,181
Minority interests	27	31

Total net income recognised for the period	5,289	4,212

54      Commonwealth Bank of Australia Concise Annual Report 2007

Financial Statements
Statement of Cash Flows (1)
For the year ended 30 June 2007

	Group
	2007	2006
	$M	$M
Cash Flows From Operating Activities
Interest received	23,123	19,712
Interest paid	(16,405)	(12,555)
Other operating income received	4,627	4,319
Expenses paid	(5,699)	(5,813)
Income taxes paid	(1,942)	(1,980)
Assets at fair value through Income Statement (excluding life insurance)	(1,715)	(307)
Life insurance:
Investment income	2,296	2,399
Premiums received (2)	2,431	2,338
Policy payments (2)	(5,346)	(4,938)
Liabilities at fair value through Income Statement (excluding life insurance)	5,722	1,445

Cash Flows from operating activities before changes in operating assets and liabilities	7,092	4,620

Changes in operating assets and liabilities arising from cash flow movements
Movement in available-for-sale investments:
Purchases	(22,214)	(28,189)
Proceeds from sale	728	646
Proceeds at or close to maturity	21,891	24,831
Lodgement of deposits with regulatory authorities	(8)	(29)
Net (increase) in loans, advances and other receivables	(37,885)	(31,996)
Net (increase)/decrease in receivables due from other financial institutions not at call	833	(881)
Net (increase)/decrease in securities purchased under agreements to resell	(1,647)	537
Life insurance business:
Purchase of insurance assets at fair value through Income Statement	(8,476)	(8,078)
Proceeds from sale/maturity of insurance assets at fair value through Income Statement	8,842	9,398
Net increase in deposits and other borrowings	26,361	12,799
Net proceeds from issuance of debt securities	6,316	14,605
Net increase in payables due to other financial institutions not at call	1,865	2,571
Net increase/(decrease) in securities sold under agreements to repurchase	1,943	328

Changes in operating assets and liabilities arising from cash flow movements	(1,451)	(3,458)

Net cash provided by/(used in) operating activities	5,641	1,162

Cash Flows from Investing Activities
Payment for acquisition of entities and management rights	(7)	(414)
Proceeds from disposal of controlled entities	—	553
Proceeds from disposal of entities and businesses (net of cash disposals)	16	35
Dividends received	3	4
Proceeds from sale of property, plant and equipment	53	32
Purchases of property, plant and equipment	(314)	(385)
Payment for acquisitions of investments in associates/joint ventures	(6)	(152)
Purchases of intangible assets	(130)	(90)
Purchases of assets held for sale	(1,091)	—
Net decrease in other assets	(800)	31

Net cash (used in)/provided by investing activities	(2,276)	(386)

(1)	It should be noted that the Group does not use this accounting Statement of Cash Flows in the internal management of its liquidity positions.

(2)	Represents gross premiums and policy payments before splitting between policyholders and Shareholders.

Commonwealth Bank of Australia Concise Annual Report 2007     55

Financial Statements
Statement of Cash Flows (1)
For the year ended 30 June 2007

	Group
	2007	2006
	$M	$M
Cash Flows from Financing Activities
Buy-back of shares	—	(500)
Proceeds from issue of shares (net of costs)	19	49
Proceeds from issue of other equity instruments (net of costs)	—	939
Dividends paid (excluding Dividend Reinvestment Plan)	(2,284)	(2,163)
Net movement in other liabilities	219	139
Net sale/(purchase) of treasury shares	55	(10)
Issue of loan capital	1,865	2,446
Redemption of loan capital	(965)	(915)
Other	(228)	1

Net cash (used in) financing activities	(1,319)	(14)

Net increase/(decrease) in cash and cash equivalents	2,046	762
Cash and cash equivalents at beginning of period	2,038	1,276

Cash and cash equivalents at end of period	4,084	2,038

(1)	It should be noted that the Group does not use this accounting Statement of Cash Flows in the internal management of its liquidity positions.

56      Commonwealth Bank of Australia Concise Annual Report 2007

Notes to the Financial Statements
Note 1 Accounting Policies
Accounting Policies
The accompanying Concise Financial Report has been derived from the Financial Report of the Commonwealth Bank of Australia (the ‘Bank’) and its controlled entities, the Group, for the year ended 30 June 2007 provided in the full 2007 Annual Report. The statutory Financial Report complies with the requirements of the Banking Act, Corporations Act 2001, applicable Accounting Standards, including AASB 1039: Concise Financial Reports, and other mandatory reporting requirements so far as they are considered appropriate to a banking corporation.
The Concise Financial Report is presented in Australian dollars.
The Concise Financial Report is an extract from the full Financial Report and cannot be expected to provide as full an understanding of the financial performance and financial position of the Group as the full Financial Report.
The full Financial Report of the Commonwealth Bank of Australia and its controlled entities for the year ended 30 June 2007 and the Auditor’s Report thereon will be sent, free of charge, to members upon request.
The preparation of the Financial Report in conformity with the Australian equivalent to International Financial Reporting Standards (“AIFRS”) requires management to make estimates and assumptions that affect the amounts reported in the Financial Statements and accompanying notes. Use of available information and application of judgement are inherent in the formation of estimates. Actual results could differ from these estimates.
An explanation of all accounting policies and is set out in the full 2007 Annual Report — Financial Statements.
Events Subsequent to Balance Date
On 1 June 2007, the Bank announced an offer of Perpetual Exchangeable Resaleable Listed Securities (PERLS IV). The offer raised $1,465 million in July 2007. The issue of PERLS IV forms part of the Bank’s capital management strategy, structured to meet APRA’s new regulatory capital requirements for Non-Innovative Residual Tier 1 Capital, effective January 2008. At 30 June 2007 this would increase Tier 1 to 7.72% and and Total Capital to 10.35%.
On 1 August, 2007, the Bank announced that it had made a $373 million takeover bid via scheme of arrangement for the broking and wealth management company IWL Limited for $6.57 per share. Should this acquisition proceed, this would result in a deduction against Tier One, Total Capital and ACE for intangibles and goodwill created from acquisition. Given the Bank’s strong level of capitalisation, it is expected this will have a minimal impact.
The Directors are not aware of any other matter or circumstance that has occurred since the end of the financial year that has significantly affected or may significantly affect the operations of the Group, the results of those operations or the state of affairs of the Group in subsequent years.

Commonwealth Bank of Australia Concise Annual Report 2007     57

Notes to the Financial Statements
Note 2 Dividends

	Group
	2007	2006
	$M	$M

Ordinary Shares
Interim ordinary dividend (fully franked) (2007: 107 cents, 2006: 94 cents)
Interim ordinary dividend paid — cash component only	862	992
Interim ordinary dividend paid — dividend reinvestment plan	518	219

Total dividends paid	1,380	1,211

Other Equity Instruments (1)
Dividends paid	55	—

Total dividends provided for, reserved or paid	1,435	1,211

Other provision carried	7	6

Dividends proposed and not recognised as a liability (fully franked) (2007: 149 cents, 2006: 130 cents, 2005: 112 cents) (2)	1,939	1,668

Provision for dividends
Balance as at 1 July 2006	6	14
Provisions made during the year	3,048	2,646
Provisions used during the year	(3,048)	(2,645)
Provisions reversed during the year	—	(9)

Balance at 30 June 2007	6	6

(1)	Reclassified to loan capital on adoption of AIFRS from 1 July 2005.

(2)	The 2005 final dividend was satisfied by cash disbursements of $1,173 million and the issue of $261 million of ordinary shares through the dividend reinvestment plan. The 2006 final dividend was satisfied by cash disbursements of $1,368 million and the issue of $300 million of ordinary shares through the dividend reinvestment plan. The 2007 final dividend is expected to be satisfied by cash disbursements of $1,454 million and the estimated issue of $485 million of ordinary shares through the dividend reinvestment plan.
Dividend Franking Account
After fully franking the final dividend to be paid for the year ended 30 June 2007 the amount of credits available, at the 30% tax rate as at 30 June 2007, to frank dividends for subsequent financial years, is $559 million (2006: $nil). This figure is based on the combined franking accounts of the Bank at 30 June 2007, which have been adjusted for franking credits that will arise from the payment of income tax payable on profits for the year ended 30 June 2007, franking debits that will arise from the payment of dividends proposed for the year and franking credits that the Bank may be prevented from distributing in subsequent financial periods.
The Bank expects that future tax payments will generate sufficient franking credits for the Bank to be able to continue to fully frank future dividend payments. These calculations have been based on the taxation law as at 30 June 2007.
Dividend History

					Full Year		DRP
			Half-year	Full Year	Payout Ratio		Participation
	Cents Per		Payout Ratio (1)	Payout Ratio(1)	Cash Basis(2)	DRP	Rate(3)
Half Year Ended	Share	Date Paid	%	%	%	Price	%

31 December 2004	85	31/03/05	65.6	—	—	35.90	18.6
30 June 2005	112	23/09/05	88.6	77.0	74.9	37.19	18.2
31 December 2005	94	05/04/06	60.6	—	—	43.89	18.1
30 June 2006	130	05/10/06	86.5	73.3	71.0	45.24	18.0
31 December 2006	107	05/04/07	63.0	—	—	50.02	37.6
30 June 2007 (4)	149	—	86.1	75.2	73.0	—	—

(1)	Dividend Payout Ratio: dividends divided by statutory earnings.

(2)	Payout ratio based on net profit after tax before defined benefit superannuation plan expense, treasury shares valuation adjustment, and one-off AIFRS mismatches. Includes Which new Bank expenses for the year ended 30 June 2005 and the profit on sale of CMG Asia for the year ended 30 June 2006.

(3)	DRP Participation Rate: the percentage of total issued share capital participating in the Dividend Reinvestment Plan.

(4)	Dividend expected to be paid on 5 October 2007.

58      Commonwealth Bank of Australia Concise Annual Report 2007

Notes to the Financial Statements
Note 3 Financial Reporting by Segments
Description of segments
The consolidated entity is organised on a global basis for statutory purposes into the following segments by product and service.
Business segments represent the type of service provided and types of product available.
The primary sources of revenue are interest income for Banking, premium and related income for the Insurance business and other operating income.
The geographical segment represents the locations in which the transaction was booked.

	Group
	Year Ended 30 June 2007
Primary Segment		Funds
Business Segments	Banking	Management	Insurance	Total
Income Statement	$M	$M	$M	$M

Interest income	23,862	—	—	23,862
Insurance premium and related revenue	—	—	1,117	1,117
Other income	3,341	3,991	858	8,190

Total revenue	27,203	3,991	1,975	33,169

Interest expense	16,826	—	—	16,826

Segment result before income tax	5,154	805	579	6,538
Income tax expense	(1,423)	(390)	(228)	(2,041)

Segment result after income tax	3,731	415	351	4,497
Minority interests	(27)	—	—	(27)

Segment result after income tax and minority interests	3,704	415	351	4,470

Net profit attributable to Shareholders of the Bank	3,704	415	351	4,470

Non—Cash Expenses
Intangible asset amortisation	69	—	1	70
Loan impairment expense	434	—	—	434
Depreciation	191	3	6	200
Defined benefit superannuation plan (income)/expense	(8)	—	—	(8)
Other	60	41	—	101

Balance Sheet
Total assets	397,093	18,237	9,809	425,139
Acquisition of property, plant & equipment, intangibles and other non—current assets	410	2	38	450
Investments in associates	145	680	11	836
Total liabilities	377,467	15,397	7,831	400,695

Commonwealth Bank of Australia Concise Annual Report 2007     59

Notes to the Financial Statements
Note 3 Financial Reporting by Segments (continued)

	Group
	Year Ended 30 June 2006
Primary Segment		Funds
Business Segments	Banking	Management	Insurance	Total
Income Statement	$M	$M	$M	$M

Interest income	19,758	—	—	19,758
Insurance premium and related revenue	—	—	1,052	1,052
Other income	3,036	3,687	1,031	7,754

Total revenue	22,794	3,687	2,083	28,564

Interest expense	13,244	—	—	13,244

Segment result before income tax	4,559	643	657	5,859
Income tax expense	(1,328)	(331)	(241)	(1,900)

Segment result after income tax	3,231	312	416	3,959
Minority interests	(28)	(3)	—	(31)

Segment result after income tax and minority interests	3,203	309	416	3,928

Net profit attributable to Shareholders of the Bank	3,203	309	416	3,928

Non—Cash Expenses
Intangible asset amortisation	49	—	—	49
Loan impairment expense	398	—	—	398
Depreciation	157	2	5	164
Defined benefit superannuation plan (income)/expense	35	—	—	35
Other	65	1	—	66

Balance Sheet
Total assets	340,254	19,201	9,648	369,103
Acquisition of property, plant & equipment, intangibles and other non—current assets	510	94	8	612
Investments in associates	106	52	32	190
Total liabilities	324,185	16,423	7,152	347,760

60      Commonwealth Bank of Australia Concise Annual Report 2007

Notes to the Financial Statements
Note 3 Financial Reporting by Segments (continued)

	Group
Secondary Segment	Year Ended 30 June
Geographical Segments	2007	2007	2006	2006
Income Statement	$M	%	$M	%

Revenue
Australia	26,350	79.5	22,802	79.8
New Zealand	4,517	13.6	4,021	14.1
Other countries (1)	2,302	6.9	1,741	6.1

Total Revenue	33,169	100.0	28,564	100.0

Net Profit Attributable to Shareholders of the Bank
Australia	3,538	79.2	3,200	81.5
New Zealand	492	11.0	387	9.8
Other countries (1)	440	9.8	341	8.7

Total Net Profit Attributable to Shareholders of the Bank	4,470	100.0	3,928	100.0

Assets
Australia	341,588	80.3	304,831	82.6
New Zealand	55,916	13.2	43,318	11.7
Other countries (1)	27,635	6.5	20,954	5.7

Total Assets	425,139	100.0	369,103	100.0

Acquisition of Property, Plant & Equipment, Intangibles and Other non—current assets
Australia	360	80.0	564	92.2
New Zealand	80	17.8	34	5.5
Other countries (1)	10	2.2	14	2.3

Total	450	100.0	612	100.0

(1)	Other countries were: United Kingdom, United States of America, Japan, Singapore, Malta, Hong Kong, Grand Cayman, Fiji, Indonesia, China and Vietnam.

Commonwealth Bank of Australia Concise Annual Report 2007     61

Notes to the Financial Statements
Note 4 Earnings Per Share

	Group
	2007	2006
	C	C

Earnings per Ordinary Share
Basic	344.7	308.2
Fully diluted	339.7	303.1

	$M	$M

Reconciliation of earnings used in the calculation of earnings per share
Profit after income tax	4,497	3,959
Less: Other equity instrument dividends	(55)	—
Less: Other dividends — ASB preference shares	—	—
Less: Minority interests	(27)	(31)

Earnings used in calculation of basic earnings per share	4,415	3,928

Add: Profit impact of assumed conversions Loan capital	150	100

Earnings used in calculation of fully diluted earnings per share	4,565	4,028

	Number of Shares
	2007	2006
	M	M

Weighted average number of ordinary shares (net of treasury shares) used in the calculation of basic earnings per share	1,281	1,275
Effect of dilutive securities — share options and convertible loan capital instruments	62	54

Weighted average number of ordinary shares (net of treasury shares) used in the calculation of fully diluted earnings per share (1)	1,344	1,329

	C	C

Cash Basis Earnings Per Ordinary Share
Basic	353.0	315.9
Fully diluted	347.8	310.5

	$M	$M

Reconciliation of earnings used in the calculation of basic cash basis earnings per share
Earnings used in calculation of earnings per share (as above)	4,415	3,928
Less: Defined benefit superannuation plan expense after income tax	(5)	25
Add: Treasury shares valuation adjustment after income tax	75	100
Add: One-off AIFRS mismatches	64	—

Earnings used in calculation of basic cash basis earnings per share	4,549	4,053

Add: Profit impact of assumed conversions Loan capital	150	100

Earnings used in calculation of fully diluted cash basis earnings per share	4,699	4,153

	Number of Shares
	2007	2006
	M	M

Weighted average number of ordinary shares (net of treasury shares) used in calculation of basic cash basis earnings per share	1,289	1,283
Effect of dilutive securities — share options and convertible loan capital instruments	62	55

Weighted average number of ordinary shares (net of treasury shares) used in calculation of fully diluted cash basis earnings per share (1)	1,352	1,338

(1)	Figures presented in this table have been rounded.
Basic earnings per share amounts are calculated by dividing net profit for the year attributed to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.
Diluted earnings per share amounts are calculated by dividing net profit attributable to ordinary Shareholders (after deducting interest on the convertible redeemable loan capital instruments) by the weighted average number of ordinary shares outstanding during the year (adjusted for the effects of diluted options and diluted convertible non-cumulative redeemable loan capital instruments).

62      Commonwealth Bank of Australia Concise Annual Report 2007

Notes to the Financial Statements
Note 5 Share Capital — Employee Share Plans
Employee Share Plans
The Group had the following employee share plans in place during the year ended 30 June 2007:
•	Commonwealth Bank Employee Share Acquisition Plan (“ESAP”);

•	Commonwealth Bank Equity Participation Plan (“EPP”);

•	Commonwealth Bank Equity Reward Plan (“ERP”); and

•	Commonwealth Bank Non-Executive Directors Share Plan (“NEDSP”).
The current ESAP and ERP arrangements were each approved by Shareholders at the Annual General Meeting (“AGM”) on 26 October 2000. Shareholders’ consent was not required for either the EPP or NEDSP but details were included in the Explanatory Memorandum to the 2000 meeting to ensure Shareholders were fully informed.
Employee Share Acquisition Plan (“ESAP”)
The ESAP was introduced in 1996 and provides employees with the opportunity to receive up to $1,000 worth of free shares each year if the Group meets the required performance target. The performance target is growth in annual profit of the greater of 5% or the consumer price index (CPI change) plus 2%. Whenever annual profit growth exceeds CPI change, the Board may use its discretion in determining whether any grant of shares will be made.
Under ESAP, shares granted are restricted for sale for three years or until such time as the participating employee ceases employment with the Group, whichever is earlier. Shares granted under the ESAP receive full dividend entitlements, voting rights and there are no forfeiture or vesting conditions attached to the shares granted.
Effective from 1 July 2002, shares granted under ESAP offers have been expensed through the profit and loss. On 3 September 2006, 519,435 shares were granted to 24,735 eligible employees in respect of the 2006 ESAP grant.
The Issue Price for the offer is equal to the volume weighted average of the prices at which the CBA shares were traded on the ASX during the 5 trading day period up to and including the grant date. For the 2006 grant, this was $45.92.
The Group has determined to allocate each eligible employee shares up to a value of $1,000 in respect of the 2007 grant.
As a result, a total expense of $27 million will be accrued by the grant date in respect of the 2007 grant, $23 million of which has been accrued during the 2007 financial year. The shares will be purchased on-market at the prevailing market price.
Equity Participation Plan (“EPP”)
The EPP facilitates the voluntary sacrifice of both fixed remuneration and annual short term incentives (STI) to be applied in the acquisition of shares. The plan also previously facilitated the mandatory sacrifice of 50% of STI payments for some employees. However, the mandatory component of EPP ceased for the year ending 30 June 2005. The compulsory sacrifice of one third of STI payments for eligible employees under the LISP forms part of the EPP.
Under the voluntary component of the EPP, shares purchased are restricted for sale for two years or when a participating employee ceases employment with the Group, whichever is earlier. Shares purchased under the voluntary component of the EPP carry full dividend entitlements, voting rights and there are no forfeiture or vesting conditions attached to the shares.
Under the mandatory component of the EPP, fully paid ordinary shares were purchased and held in Trust until such time as the vesting conditions have been met. The vesting condition attached to the shares specifies that participants must generally remain employees of the Group until the vesting date. Shares previously granted under the mandatory component of the EPP remain subject to their vesting conditions.
Each participant of the mandatory component of the EPP for whom shares are held by the Trustee on their behalf has a right to receive dividends. Once the shares vest, dividends which have accrued during the vesting period are paid to participants. The participant may also direct the Trustee on how the voting rights attached to the shares are to be exercised during the vesting period. Where participating employees do not satisfy the vesting conditions, shares and dividend rights are forfeited.
Shares acquired under the EPP have been expensed against the profit and loss account. In the current year, $7 million was expensed against the profit and loss account to reflect the cost of allocations under the Plan.
All shares acquired by employees under the EPP are purchased on-market at the current market price. A total number of 8,269,570 shares have been acquired under the EPP since the plan commenced in 2001.
Details of purchases under the EPP from 1 July 2006 to 30 June 2007 were as follows:

Allotment Date	Participants	Shares Purchased	Average Purchase Price

14 August 2006	51	37,814	$44.56
7 September 2006	77	135,923	$46.25
13 November 2006	1	90	$48.24
13 March 2007	49	5,649	$49.98

The movement in shares purchased under the mandatory component of the EPP has been as follows:

Details of Movements	July 05-June 06	July 06-June 07

Shares held under the Plan at the beginning of year (no.)	2,616,771	823,084
Shares allocated during year (no.)	56	—
Shares vested during year (no.)	(1,736,939)	(759,640)
Shares forfeited during year (no.)	(56,804)	—

Shares held under the Plan at end of year (no.)	823,084	63,444

Commonwealth Bank of Australia Concise Annual Report 2007     63

Notes to the Financial Statements
Note 5 Share Capital — Employee Share Plans (continued)
Equity Reward Plan (ERP)
The ERP is the Group’s long term incentive arrangement for executives. The Board envisage that up to a maximum of 500 employees would participate each year in the ERP.
Previous grants under the ERP were in two parts, comprising grants of options, where recipients pay a set exercise price to convert each option to one CBA share once the option has vested, and grants of shares, where no exercise price is payable for participants to receive CBA shares upon vesting. Since 2001/02, no options have been issued under the ERP. From 2002/03, Reward Shares have only been issued under this plan.
The exercise of previously granted options and the vesting of employee legal title to the shares are conditional on the Group achieving a prescribed performance hurdle. The ERP performance hurdle is based on relative Total Shareholder Return (TSR) with the Group’s TSR performance being measured against a comparator group of companies. TSR is calculated by combining the reinvestment of dividends and share price movements over the period.
For Reward Shares granted from 2002/03 to 2005/06 inclusive, a tiered vesting scale was applied so that 50% of the allocated shares vest if the Group’s TSR return is equal to the 50th percentile, 75% vest at the 67th percentile and 100% when the Group’s return is in the top quartile. The minimum vesting period is three years. There are then four retesting opportunities until the maximum five year vesting period concludes. All unvested Reward Shares remaining in the Plan at the end of the vesting period are forfeited. Employees who exit the Group before the grant vests forfeit their allocation.
Where the performance rating is at least at the 50th percentile on the third anniversary of the grant, the shares will vest at a time nominated by the executive, within the trading windows, over the next two years. The vesting percentage will be at least that achieved on the third anniversary of the grant and the executive will be able to delay vesting until a subsequent half yearly window prior to the fifth anniversary of the grant. The vesting percentage will be calculated by reference to the rating at that time.
Where the rating is below the 50th percentile on the third anniversary of grant, the shares can still vest if the rating reaches the 50th percentile prior to the fifth anniversary, but the maximum vesting will be 50%.
For Reward Shares granted in the year ended 30 June 2007 a straight line vesting scale is applied, with 50% vesting at the 51st percentile, through to 100% vesting at the 75th percentile. The minimum vesting period for these grants is three years. Further retesting is restricted to one occasion, 12 months after initial testing, giving a maximum vesting period of four years. All unvested Reward Shares remaining in the Plan at the end of the vesting period are forfeited. Employees who exit the Group before the grant vests forfeit their allocation.
In September 2006 the Board sought an independent review of the TSR performance hurdle applied to Reward shares granted since 2002/2003.
Prior to 2 November 2006, the Group measured TSR performance by ranking peer group companies and the Group based on the TSR performance over the measurement period. Weightings based on market capitalisation at the end of the measurement period of each company whose TSR was less than the Group’s were aggregated to determine the percentile rating.
When this methodology was independently reviewed, it became evident that by weighting the peer group outcomes by market capitalisation at the end of the measurement period, the Group was in fact double counting the impact that share price had on the result.
For example, if a peer group company had a big share price rise, then its market capitalisation would have also increased. As a result this organisation will get a double effect — one from the higher share price, and one from the higher market capitalisation weighting. The reverse is true if an organisation’s share price were to fall. The effect was to magnify the impact on the index of organisations which have extreme outcomes.
On 2 November 2006 the Group’s Board determined to modify the way the Group measured ERP grant performance. The revised methodology applies market capitalisation values set at beginning of the measurement period to weight the peer group TSR outcomes.
The impact of this change meant that the ERP grants made in the 2003 and 2004 financial years vested at a higher rate than expected. As a result an additional cost of $11.6 million was incurred for these share-based arrangements.
Reward Shares acquired under the share component of the ERP are purchased on-market at the current market price. In the current year, a total of $25 million has been expensed through the profit and loss. The current year expense is higher than last years due to the additional cost incurred from the modification to the Plan as well as the inclusion of the most recent ERP grant which has been charged to the profit and loss since July 2006.
The fair value of shares allocated under the ERP expensed through the profit and loss over three to five years, reflecting the expected vesting period.
During the vesting period, Reward Shares are held in Trust. Each participant on behalf of whom Reward Shares are held by the Trustee has a right to receive dividends. If the shares vest dividends are paid in relation to those accrued during the vesting period. The participant may also direct the Trustee on how the voting rights attached to the shares are to be exercised during the vesting period.
For a limited number of executives a cash-based ERP replicator scheme is operated by way of grants of Performance Units — the Equity Reward (Performance Unit) Plan (ERPUP). A Performance Unit is a monetary unit with a value linked to the share price of Commonwealth Bank shares. Performance Unit grants are subject to the same vesting conditions as the ERP. On meeting the vesting condition, a cash payment is made to executives the value of which is determined based on the Group’s share price on vesting plus an accrued dividend value.
The same TSR performance hurdle modification was made in respect of the ERPUP. This resulted in an additional expense of $18.7 million for the year ended 30 June 2007 for these arrangements.
A total of $33 million for the ERPUP has been expensed to the profit and loss account in respect of the year ended 30 June 2007. The current year expense is higher than last years due to the additional cost incurred from the modification to the Plan as well as the inclusion of the most recent ERPUP grant which has been charged to the profit and loss since July 2006.
Effective 1 July 2007, the new Group Leadership Rights Plan will replace the ERP. No further grants will be made under the ERP. Executive options issued up to September 2001 have not been recorded as an expense by the Group.

64      Commonwealth Bank of Australia Concise Annual Report 2007

Notes to the Financial Statements
Note 5 Share Capital — Employee Share Plans (continued)
Details of movements in ERP options and shares are as follows:
Options — Details of Movements

	July 2005-June 2006		July 2006-June 2007
Year of Grant	2000(3)(4)	2001(5)	2000(3)	2001(5)

Exercise Price (1) (2)	$26.97	$30.12	$26.97	$30.12

Held by participants at the start of the year (no.)	197,500	1,801,600	137,500	753,500
Granted during year (no.)	—	—	—	—
Exercised during year (no.)	(60,000)	(1,008,300)	(40,000)	(326,900)
Lapsed during year (no.)	—	(39,800)	—	—

Outstanding at the end of year (no.)	137,500	753,500	97,500	426,600

Granted from 30 June to the date of report (no.)	—	—	—	—
Exercised from 30 June to date of report (no.)	—	—	—	—
Lapsed from 30 June to the date of report (no.)	—	—	—	—

Outstanding as at the date of report (no.)	137,500	753,500	97,500	426,600

Total consideration paid due to exercises to date of report (no.) (6)	$1,618,200	$30,369,996	$1,078,800	$9,846,228

(1)	The Exercise Price is the market value at the commencement date. Market value is defined as the weighted average of the prices at which shares were traded on the ASX during the one week period before the commencement date. This is the average exercise price.

(2)	The premium adjustment (based on the actual difference between the dividend and bond yields at the date of vesting) was nil.

(3)	Performance hurdle was satisfied on 31 March 2004 and options may be exercised up to 13 September 2010.

(4)	The opening balance as at 1 July 2005 has been restated reflecting a reallocation of 50,000 options.

(5)	Performance hurdle was satisfied on 3 October 2004 and options may be exercised up to 3 September 2011.

(6)	No amount is unpaid in respect of the shares issued upon exercise of options during the above period.
Reward Shares — Details of Movements

	July 2005-June 2006				July 2006-June 2007
Year of Grant -Total Reward Shares	2002(2)	2003(3)	2004(4)	2005(5)	2002(2)	2003(3)	2004(4)	2005(5)	2006(6)

Held by participants at the start of year (no.)	376,850	462,850	544,900	—	241,850	348,650	423,685	522,748	—
Allocated during year (no.) (1)	—	—	—	557,253	—	321,150	—	13,117	505,574
Vested during year (no.)	—	—	—	—	(219,500)	(639,300)	—	—	—
Lapsed during year (no.)	(135,000)	(114,200)	(121,215)	(34,505)	(22,350)	(30,500)	(126,290)	(123,928)	(64,720)

Outstanding at the end of year (no.)	241,850	348,650	423,685	522,748	—	—	297,395	411,937	440,854

Granted from 30 June to date of report (no)	—	—	—	—	—	—	—	—	—
Vested from 30 June to date of report (no.)	—	—	—	—	—	—	—	—	—
Lapsed from 30 June to date of report (no.)	(7,750)	(11,250)	(15,125)	(18,175)	—	—	—	—	—

Outstanding as at the date of report (no.)	234,100	337,400	408,560	504,573	—	—	297,395	411,937	440,854

(1)	The total number of shares allocated during the year represents the number of shares allocated and may not represent the total number that may vest at a later date. The Group purchases 50% of the maximum number of shares a participant may receive. Additional shares are purchased if required to fulfil the Group’s obligations to vest shares in participants once the performance of the ERP grant is known.

(2)	Performance hurdle was satisfied on 2 October 2006 when 50% of the maximum allocation of this grant vested.

(3)	Performance hurdle was satisfied on 3 October 2006 when 100% of the maximum allocation of this grant vested.

(4)	This grant will be tested for vesting on 23 September 2007. If performance is below the 75th percentile, retests will be conducted each six months until 23 September 2009.

(5)	This grant will be tested for vesting on 15 July 2008. If performance is below the 75th percentile, retests will be conducted each six months until 15 July 2010.

(6)	This grant will be tested for vesting on 14 July 2009. If performance is below the 75th percentile, one retest will be conducted 12 months later on 15 July 2010.
Non-Executive Directors Share Plan (NEDSP)
The NEDSP provides for the acquisition of shares by non-executive directors through the mandatory sacrifice of 20% of their annual fees (paid on a quarterly basis). Shares purchased are restricted for sale for 10 years or when the Director leaves the Board, whichever is earlier. In addition, Non Executive Directors can voluntarily elect to sacrifice up to a further 80% of their fees for the acquisition of shares.
Shares are purchased on-market at the current market price and a total of 59,242 shares have been purchased under the NEDSP since the plan commenced in 2001. Since March 2005, shares have been acquired under the plan on a six monthly basis.
Shares acquired under the plan receive full dividend entitlements and voting rights and there are no forfeiture or vesting conditions attached to the shares granted under the NEDSP.
For the current year, $431,855 was expensed through the profit and loss reflecting shares purchased and allocated under the NEDSP.

Commonwealth Bank of Australia Concise Annual Report 2007     65

Notes to the Financial Statements
Note 5 Share Capital — Employee Share Plans (continued)
Details of grants under the NEDSP from 1 July 2006 to 30 June 2007 are as follows:
Grants made under the NEDSP from 1 July 2006 to 30 June 2007

Period	Total Fees Sacrificed	Participants	Shares Purchased	Average Purchase Price

1 January to 30 June 2006	$221,918	9	4,978	$44.56
1 July to 31 December 2006	$210,068	9	4,203	$49.98

Executive Option Plan (EOP)
As previously notified to Shareholders, this plan was discontinued in 2001 financial year.
Under the EOP, the Bank granted options to purchase fully paid ordinary shares to those key executives who, being able by virtue of their responsibility, experience and skill to influence the generation of Shareholder wealth, were declared by the Board of Directors to be eligible to participate in the Plan. Non-executive directors were not eligible to participate in the Plan.
Options cannot be exercised before each respective exercise period and the ability to exercise is conditional on the Group achieving a prescribed performance hurdle. The option plan did not grant rights to the option holders to participate in a share issue of any other body corporate.
The performance hurdle is the same TSR comparator hurdle as outlined above for the Equity Reward Plan (ERP) grants prior to 2002/03.
The EOP was discontinued in 2000/2001 and no options have been granted under the plan since the last grant in September 2000. The performance hurdles for the August 1999 grant and the September 2000 grant were met in 2004.
Under the Group’s EOP and ERP an option holder generally has no right to participate in any new issue of securities of the Group or of a related body corporate as a result of holding the option. The only exception is when there is a pro rata issue of shares to the Group’s Shareholders by way of a bonus issue involving capitalisation (other than in place of dividends or by way of dividend reinvestment). In this case an option holder is entitled to receive additional shares upon exercise of the options of the number of bonus shares that the option holder would have received if the options had been exercised and shares issued prior to the bonus issue.
Details of movements for in EOP options are as follows:
Options — Details of Movements

	July 2005	–June 2006	July 2006	–June 2007
Year of Grant	1999(4)	2000(3)(5)	1999(4)	2000(3)(5)

Exercise Price (1) (2)	$23.84	$26.97	$23.84	$26.97

Held by participants at the start of year (no.)	450,000	687,300	190,600	225,800
Granted during year (no.)	—	—	—	—
Exercised during year (no.)	(250,000)	(437,900)	(165,600)	(163,900)
Lapsed during year (no.)	(9,400)	(23,600)	(25,000)	(25,000)

Outstanding at the end of year (no.)	190,600	225,800	—	36,900

Granted from 30 June to the date of report (no.)	—	—	—	—
Exercised from 30 June to date of report (no.)	—	—	—	—
Lapsed from 30 June to the date of report (no.)	—	—	—	—

Outstanding as at the date of report (no.)	190,600	225,800	—	36,900

Total consideration paid due to exercises to date of report (6)	$5,960,000	$11,810,163	$3,947,904	$4,420,383

(1)	The Exercise Price is the market value at the commencement date. Market value is defined as the weighted average of the prices at which shares were traded on the ASX during the one week period before the commencement date. This is the average exercise price.

(2)	The premium adjustment (based on the actual difference between the dividend and bond yields at the date of vesting) was nil.

(3)	The opening balance as at 1 July 2005 has been restated reflecting a reallocation of 50,000 options.

(4)	Performance hurdle was satisfied on 28 February 2004 and options may be exercised up to 24 August 2009.

(5)	Performance hurdle was satisfied on 31 March 2004 and options may be exercised up to 13 September 2010.

(6)	No amount is unpaid in respect of the shares issued upon exercise of options during the above period.

66      Commonwealth Bank of Australia Concise Annual Report 2007

Directors’ Declaration
In accordance with a resolution of the Directors of the Commonwealth Bank of Australia the Directors declare that :
(a)	the Financial Statements and notes thereto of the Bank and the Group, and the additional disclosures included in the Directors’ Report designated as audited, comply with Accounting Standards and in their opinion are in accordance with the Corporations Act 2001;

(b)	the Financial Statements and notes thereto give a true and fair view of the Bank’s and the Group’s financial position as at 30 June 2007 and of their performance for the year ended on that date;

(c)	in the opinion of the Directors, there are reasonable grounds to believe that the Bank will be able to pay its debts as and when they become due and payable; and

(d)	the directors have been given the declarations required under Section 295A of the Corporations Act 2001 for the financial year ended 30 June 2007
Signed in accordance with a resolution of the Directors.

J M Schubert	R J Norris
Chairman	Managing Director and Chief Executive Officer
15 August 2007

Commonwealth Bank of Australia Concise Annual Report 2007     67

Independent audit report to the members of Commonwealth Bank of Australia
Scope
The accompanying concise financial report of Commonwealth Bank of Australia comprises the Balance Sheet as at 30 June 2007, the income statement, statement of recognised income and expense and cash flow statement for the year then ended and related notes, derived from the audited financial report of Commonwealth Bank of Australia for the year ended 30 June 2007 and the directors’ declaration. The concise financial report does not contain all the disclosures required by the Australian Accounting Standards.
Directors’ Responsibility for the Concise Financial Report
The Directors are responsible for the preparation and presentation of the concise financial report in accordance with Accounting Standard AASB 1039 Concise Financial Reports, and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation of the concise financial report; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.
Auditor’s Responsibility
Our responsibility is to express an opinion on the concise financial report based on our audit procedures. We have conducted an independent audit, in accordance with Australian Auditing Standards, of the financial report of Commonwealth Bank of Australia for the year ended 30 June 2007. Our audit report on the financial report for the year was signed on 15 August 2007 and was not subject to any modification. The Australian Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report for the year is free from material misstatement.
Our procedures in respect of the concise financial report included testing that the information in the concise financial report is derived from, and is consistent with, the financial report for the year, and examination on a test basis, of evidence supporting the amounts and other disclosures which were not directly derived from the financial report for the year. These procedures have been undertaken to form an opinion whether, in all material respects, the concise financial report complies with Accounting Standard AASB 1039 Concise Financial Reports and whether the discussion and analysis complies with the requirements laid down in AASB 1039 Concise Financial Reports.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Independence
In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001.
Auditor’s Opinion
In our opinion, the concise financial report, including the directors’ declaration of Commonwealth Bank of Australia for the year ended 30 June 2007 complies with Accounting Standard AASB 1039 Concise Financial Reports.

Ernst & Young	S J Ferguson
Sydney	Partner

15 August 2007
68      Commonwealth Bank of Australia Concise Annual Report 2007

Shareholding Information
Top 20 Holders of Fully Paid Ordinary Shares as at 10 August 2007

Rank	Name of Holder	Number of Shares	%

1	HSBC Custody Nominees (Australia) Limited	109,534,755	8.42
2	J P Morgan Nominees Australia Limited	109,243,847	8.40
3	National Nominees Pty Ltd	97,156,842	7.47
4	Citicorp Nominees Pty Ltd	79,937,793	6.15
5	RBC Dexia Investor Services Australia Nominees Pty Limited	34,231,769	2.63
6	ANZ Nominees Limited	32,678,825	2.51
7	Cogent Nominees Pty Limited	21,559,338	1.66
8	Queensland Investment Corporation	15,619,621	1.20
9	AMP Life Limited	10,471,991	0.81
10	UBS Nominees Pty Ltd	8,935,570	0.69
11	Australian Foundation Investments Company Limtied	7,820,245	0.60
12	UBS Wealth Management Australia Nominees Pty Ltd	7,183,084	0.55
13	Bond Street Custodians Limited	5,914,456	0.45
14	Invia Custodian Pty Limited	5,343,237	0.41
15	Suncorp Custodian Services Pty Ltd	2,974,043	0.23
16	Perpetual Trustee Co Ltd (Hunter)	2,660,326	0.20
17	Australian Reward Investment Alliance	2,461,333	0.19
18	Belike Nominees Pty Limited	2,351,881	0.18
19	Milton Corporation Limited	2,001,210	0.15
20	IAG Nominees Pty Limited	1,840,740	0.14

The top 20 Shareholders hold 559,920,906 shares which is equal to 43.04% of the total shares on issue
Stock Exchange Listing
The shares of the Commonwealth Bank of Australia are listed on the Australian Stock Exchange under the trade symbol CBA, with Sydney being the home exchange.
Details of trading activity are published in most daily newspapers, generally under the abbreviation of CBA or C’wealth Bank. The Bank does not have a current on-market Buy-back of its shares.
Range of Shares (Fully Paid Ordinary Shares and Employee Shares): 10 August 2007

	Number of	Percentage	Number of	Percentage
Range	Shareholders	Shareholders	Shares	Issued Capital

1 – 1,000	523,347	74.85	178,279,588	13. 71
1,001 – 5,000	155,448	22.23	315,862,011	24. 29
5,001 – 10,000	14,158	2.03	97,272,252	7. 48
10,001 – 100,000	5,955	0.85	115,278,342	8. 86
100,001 and over	269	0.04	593,891,183	45. 66

Total	699,177	100.0	1,300,583,376	100.00

Less than marketable parcel of $500	11,768	1.68	47,242	—

Voting Rights
Under the Bank’s Constitution, each person who is a voting Equity holder and who is present at a general meeting of the Bank in person or by proxy, attorney or official representative is entitled:
•	On a show of hands – to one vote; and
•	On a poll – to one vote for each share held or represented.
If a person present at a general meeting represents personally or by proxy, attorney or official representative more than one Equity holder, on a show of hands the person is entitled to one vote even though he or she represents more than one Equity holder.
If an Equity holder is present in person and votes on a resolution, any proxy or attorney of that Equity holder is not entitled to vote.
If more than one official representative or attorney is present for an Equity holder:
•	None of them is entitled to vote on a show of hands; and
•	On a poll only one official representative may exercise the Equity holder’s voting rights and the vote of each attorney shall be of no effect unless each is appointed to represent a specified proportion of the Equity holder’s voting rights, not exceeding in aggregate 100%.
If an Equity holder appoints two proxies and both are present at the meeting:
•	If the appointment does not specify the proportion or number of the Equity holder’s votes each proxy may exercise, then on a poll each proxy may exercise one half of the Equity holder’s votes;
•	Neither proxy shall be entitled to vote on a show of hands; and
•	On a poll each proxy may only exercise votes in respect of those shares or voting rights the proxy represents.
Commonwealth Bank of Australia Concise Annual Report 2007      69

Shareholding Information
Top 20 Holders of Perpetual Exchangeable Resettable Listed Securities II (“PERLS II”) as at 10 August 2007

Rank	Name of Holder	Number of Units	%

1	J P Morgan Nominees Australia Limited	232,786	6.21
2	Citicorp Nominees Pty Limited	205,405	5.48
3	National Nominees Limited	181,223	4.83
4	UBS Nominees Pty Ltd	135,626	3.62
5	Questor Financial Services Limited	86,591	2.31
6	UBS Warburg Private Clients Nominees Pty Ltd	83,521	2.23
7	RBC Dexia Investor Services Australia Nominees Pty Limited	71,653	1.91
8	HSBC Custody Nominees (Australia) Limited	50,726	1.35
9	Invia Custodian Pty Limited	43,830	1.17
10	Equitas Nominees Pty Limited	31,000	0.83
11	ANZ Nominees Limited	27,840	0.74
12	The Australian National University Investment Section	25,000	0.67
13	Gordon Merchant No 2 Pty Ltd	24,440	0.65
14	Cryton Investments No 9 Pty Ltd	17,600	0.47
15	Tynong Pastoral Co Pty Ltd	17,450	0.47
16	Bond Street Custodians Limited	17,030	0.45
17	Israelite House of David	15,000	0.40
18	Lutovi Investments Pty Limited	15,000	0.40
19	NSF Nominees Pty Ltd	12,400	0.33
20	ANZ Executors & Trustee Company Limited	10,940	0.29

The top 20 PERLS II unitholders hold 1,305,061 units which is equal to 34.81% of the total units on issue. More than 20 PERLS unitholders are disclosed in the above table due to a number of unitholders having the same number of PERLS II.
Stock Exchange Listing
PERLS II are units in a registered managed investment scheme of which Commonwealth Managed Investments Limited is the responsible entity and are listed on the Australian Stock Exchange under the trade symbol PCBPA, with Sydney being the home exchange. Details of trading activity are published in most daily newspapers.
Range of Units (PERLS II): 10 August 2007

	Number of	Percentage	Number of	Percentage
Range	Unitholders	Unitholders	Units	Issued Units

1 – 1,000	9,510	96.44	1,623,292	43. 29
1,001 – 5,000	292	2.96	622,716	16. 60
5,001 – 10,000	35	0.36	256,792	6. 85
10,001 – 100,000	21	0.21	697,565	18. 6
100,001 and over	3	0.03	549,635	14. 66

Total	9,861	100.00	3,750,000	100. 00

Less than marketable parcel of $500	3	0.03	4	—

Voting Rights
PERLS II do not confer any voting rights in the Bank but if they are exchanged for or convert into ordinary shares or preference shares of the Bank in accordance with their terms of issue, the voting rights of the Bank’s ordinary shares will be as set out on page 69 and the voting rights of the preference shares will be as set out below.
The holders will not be entitled to vote at a general meeting of the Bank except in the following circumstances:
•	If at the time of the meeting, a dividend has been declared but has not been paid in full by the relevant payment date;

•	On a proposal to reduce the Bank’s share capital;

•	On a resolution to approve the terms of a buy-back agreement;

•	On a proposal that affects rights attached to the preference shares;

•	On a proposal to wind up the Bank;

•	On a proposal for the disposal of the whole of the Bank’s property, business and undertaking;

•	During the winding up of the Bank; or

•	As otherwise required under the Listing Rules from time to time,

in which case the holders will have the same rights as to manner of attendance and as to voting in respect of each preference share as those conferred on ordinary Shareholders in respect of each ordinary share.
At a general meeting of the Bank, holders of preference shares are entitled:
•	On a show of hands, to exercise one vote when entitled to vote in respect of the matters listed above; and

•	On a poll, to one vote for each preference share.
The holders will be entitled to receive notice of any general meeting of the Bank and a copy of every circular or other like document sent out by the Bank to ordinary Shareholders and to attend any general meeting of the Bank.
70      Commonwealth Bank of Australia Concise Annual Report 2007

Shareholding Information
Top 20 Holders of Perpetual Exchangeable Repurchaseable Listed Shares III (“PERLS III”) as at 10 August 2007

Rank	Name of Holder	Number of Shares	%

1	AMP Life Limited	375,000	6.43
2	RBC Dexia Investor Services Australia Nominees Pty Limited	186,860	3.20
3	UBS Wealth Management Australia Nominees Pty Ltd	164,513	2.82
4	Cogent Nominees Pty Limited	147,074	2.52
5	Mr Walter Lawton + Mrs Jan Rynette Lawton	73,235	1.26
6	J P Morgan Nominees Australia Limited	72,427	1.24
7	Citicorp Nominees Pty Limited	71,210	1.22
8	ANZ Executors & Trustee Company Limited	71,084	1.22
9	Bond Street Custodians Limited	59,627	1.02
10	The Australian National University Investment Section	51,282	0.88
11	Mr Reginald Surtees Geary	50,000	0.86
12	Catholic Education Office Diocese of Parramatta	49,750	0.85
13	Invia Custodians Pty Limited	44,882	0.77
14	National Nominees Limited	40,700	0.70
15	Questor Financial Services Limited	40,568	0.70
16	Equity Trustees Limited	36,787	0.63
17	Truckmate (Australia) Pty Ltd	35,000	0.60
18	Kerlon Pty Ltd	30,000	0.51
19	Avanteos Investments Limited	25,677	0.44
20	Henry Kendall Group Holdings Pty Ltd	25,000	0.43

The top 20 PERLS III Shareholders hold 1,650,676 shares which is equal to 28.30% of the total shares on issue
Stock Exchange Listing
PERLS III are preference shares issued by Preferred Capital Limited (a wholly-owned subsidiary of the Bank) and are listed on the Australian Stock Exchange under the trade symbol PCAPA, with Sydney being the home exchange. Details of trading activity are published in most daily newspapers.
Range of Shares (PERLS III): 10 August 2007

	Number of	Percentage	Number of	Percentage
Range	Shareholders	Shareholders	Shares	Issued Capital

1 – 1,000	16,104	96.47	2,630,173	45. 10
1,001 – 5,000	503	3.02	1,050,637	18. 01
5,001 – 10,000	44	0.26	336,346	5. 77
10,001 – 100,000	39	0.23	1,150,327	19. 72
100,001 and over	3	0.02	664,798	11. 40

Total	16,693	100.00	5,832,281	100. 00

Less than marketable parcel of $500	14	0.08	27	—

Voting Rights
PERLS III do not confer any voting rights in the Bank but if they are exchanged for or convert into ordinary shares or preference shares of the Bank in accordance with their terms of issue, the voting rights of the ordinary or preference shares (as the case may be) will be as set out on pages 69 and 70 respectively for the Bank’s ordinary shares and preference shares.
Commonwealth Bank of Australia Concise Annual Report 2007       71

Shareholding Information
Top 20 Holders of Perpetual Exchangeable Resaleable Listed Securities IV (“PERLS IV”) as at 10 August 2007

Rank	Name of Holder	Number of Shares	%

1	AMP Life Limited	425,000	5.8
2	J P Morgan Nominees Australia Limited	315,135	4.3
3	Goldman Sachs JB Were Capital Markets Ltd <Hybrid Portfolio A/C>	250,000	3.41
4	Cogent Nominees Pty Limited	189,750	2.59
5	UBS Wealth Management Australia Nominees Pty Ltd	185,458	2.53
6	RBC Dexia Investor Services Australia Nominees Pty Limited	184,270	2.52
7	Citicorp Nominees Pty Limited	178,488	2.44
8	ANZ Nominees Limited	148,451	2.03
9	Invia Custodian Pty Limited	128,809	1.76
10	Suncorp General Insurance Ltd	118,000	1.61
11	Mr Peter Kelvin Rodwell	109,005	1.49
12	GIO General Ltd	94,500	1.29
13	National Nominees Limited	89,956	1.23
14	Secure Investments FIB Pty Ltd	72,500	0.99
15	DNU Nominees Pty Limited	59,705	0.82
16	UCA Cash Management Fund Ltd	55,000	0.75
17	Eastcode Pty Ltd <Van Lieshout F/T A/C>	50,000	0.68
18	Questor Financial Services Limited	48,547	0.66
19	Westpearl Pty Ltd	45,000	0.61
20	Suncorp Custodian Services Pty Limtied	43,500	0.59

The top 20 PERLS IV Shareholders hold 2,791,074 shares which is equal to 38.10% of the total shares on issue
Stock Exchange Listing
PERLS IV are stapled securities issued by The Commonwealth Bank of Australia and are listed on the Australian Securities Exchange under the trade symbol CBAPB, with Sydney being the home exchange. Details of trading activity are published in most daily newspapers.
Range of Shares (PERLS IV): 10 August 2007

	Number of	Percentage	Number of	Percentage
Range	Shareholders	Shareholders	Shares	Issued Capital

1 – 1,000	9,437	92.44	2,190,154	29. 90
1,001 – 5,000	673	6.59	1,514,618	20. 68
5,001 – 10,000	45	0.44	367,939	5. 02
10,001 – 100,000	45	0.44	1,436,240	19. 61
100,001 and over	9	0.09	1,816,049	24. 79

Total	10,209	100.00	7,325,000	100. 00

Less than marketable parcel of $500	—	—	—	—

Voting Rights
PERLS IV confer voting rights in the Bank in the following limited circumstances:
•	When dividend payments on the preference shares are in arrears;

•	On proposals to reduce the Bank’s Share Capital;

•	On a proposal that affects rights attached to preference shares;

•	On a resolution to approve the terms of a buy-back agreement;

•	On a proposal to wind up the Bank;

•	On a proposal for the disposal of the whole of the Bank’s property, business and undertaking; and

•	During the winding-up of the Bank.
Further more if PERLS IV convert into ordinary shares of the Bank in accordance with their terms of issue, the voting rights of the ordinary will be as set out on pages 69 and 70 for the Bank’s ordinary shares.
Trust Preferred Securities
550,000 Trust Preferred Securities were issued on 6 August 2003. Cede & Co is registered as the sole holder of these securities.
700,000 Trust Preferred Securities were issued on 15 March 2006. Cede & Co is registered as the sole holder of these securities.
The Trust Preferred Securities do not confer any voting rights in the Bank but if they are exchanged for or convert into ordinary shares or preference shares of the Bank in accordance with their terms of issue, the voting rights of the ordinary or preference shares (as the case may be) will be as set out on pages 69 and 70 for the Bank’s ordinary shares and preference shares.
72      Commonwealth Bank of Australia Concise Annual Report 2007

International Representation
Australia
Head Office
Commonwealth Bank of Australia
48 Martin Place,
Sydney NSW 1155
Telephone: (61 2) 9378 2000
New Zealand
ASB Bank Limited
Level 28 ASB Bank Centre
135 Albert Street, Auckland
Telephone: (64 9) 377 8930
Facsimile: (64 9) 358 3511
Managing Director
Hugh Burrett
Sovereign Group Limited
33-45 Hurstmere Road
Takapuna, Auckland
Telephone: (64 9) 487 9000
Facsimile: (64 9) 486 1913
Managing Director
Simon Blair
Asia Pacific
Fiji Islands
Colonial National Bank
Colonial Life Limited
3 Central Street, Suva
Telephone: (67 9) 3214 400
Facsimile: (67 9) 3303 448
Managing Director
Laurie Mellsop
China
CBA Representative Office
2909 China World Towers 1
1 Jian Guo Men Wai Avenue
Beijing 100004
Telephone: (86 10) 6505 5350
Facsimile: (86 10) 6505 5354
Chief Representative
Paul Au
CBA Management Consulting
Room 3805-3806 K.Wah Centre
1010 Huahai (M) Road
Shanghai 200031
Telephone: (86 21) 6103 6500
Facsimile: (86 21) 6103 6598
Head of Investment Banking
Vivienne Yu
CommFinance
Level 7
Zhong Ya Building
458 Wu Lu Mugi (N) Road
Shanghai
Telephone: (86 21) 6249 9659
Facsimile: (86 21) 6249 9682
Chief Executive Officer
Guo-Xiong Jiang
China Life – CMG Asia Life Assurance Co Ltd
21st Floor
China Insurance Building
166 Lujiazui Dong Road
Shanghai 200120
Telephone: (86 21) 5882 5245
Facsimile: (86 21) 6887 5720
General Manager
Chong Lee
CBA Representative Office
Room 4007 Bund Center
222 Yan An Road East
Shanghai 200002
Telephone: (86 21) 6335 1686
Facsimile: (86 21) 6335 1766
Chief Representative
Paul Au
First State Cinda Fund Management
No. 29 Dong Zhong Street
Dong Cheng District
Beijing
Telephone: (86 10) 6418 1266
Facsimile: (86 10) 6418 1243
Regional Head Asia
Lindsay Mann
Hong Kong
15th Floor, Chater House
8 Connaught Road,
Central
Hong Kong
Telephone: (852) 2844 7500
Facsimile: (852) 2801 6916
Regional General Manager Asia
Stephen Poon
Hong Kong Commonwealth Bank of Australia
Room 1307-1308, Chater House
8 Connaught Road
Central
Hong Kong
Telephone: (852) 3667 8900
Facsimile: (852) 3667 8939
Executive General Manager
Peter Fancke
First State Investments (Hong Kong) Limited
Level 6, Three Exchange Square
Central
Hong Kong
Telephone: (852) 2846 7555
Facsimile: (852) 2868 4742/4783
Regional Head Asia
Lindsay Mann
Commonwealth Bank of Australia Concise Annual Report 2007      73

International Representation
India
CBA Representative Office
Unit 201, Level 2 (front portion) of Embassy Classic
No. 11, Vittal Mallya Road
Bangalore 560001
Telephone: (91 80) 2210 7413
Fascimile: (91 80) 5112 1462
Chief Representative
Ravi Kushan
Indonesia
PT Bank Commonwealth
Level 3A, Wisma Metropolitan II
Jl. Jendral Sudirman Kav. 29-31
Jakarta 12920
Telephone: (62 21) 5296 1222
Facsimile: (62 21) 5296 2293
President Director
Symon Brewis-Weston
PT Commonwealth Life
11/F Sentra Mulia
Jl. H.R. Rason Said, Kav X-6 No 8
Jakarta 12940
Telephone: (62 21) 250 0385
Facsimile: (62 21) 250 0389
President Director
Malakai Naiyaga
PT First State Investments Indonesia
29th Floor, Gedung Artha Graha
Sudirman Central Business District
Jl. Jend. Sudirman Kav. 52-53
Jakarta 12190
Telephone: (62 21) 515 0088
Facsimile: (62 21) 515 0033
Regional Head Asia
Lindsay Mann
Japan
CBA Branch Office
8th Floor
Toranomon Waiko Building
5-12-1 Toranomon
Minato-ku, Tokyo 105-0001
Telephone: (81 3) 5400 7280
Facsimile: (81 3) 5400 7288
General Manager Japan
Lillian Xia
Singapore
CBA Branch Office
1 Temasek Avenue
#17-01 Millenia Tower
Singapore 039192
Telephone: (65) 6349 7001
Facsimile: (65) 6224 5812
General Manager
Brian McGovern
First State Investments (Singapore)
1 Temasek Avenue
#17-01 Millenia Tower
Singapore 039192
Telephone: (65) 6538 0008
Facsimile: (65) 6538 0800
Regional Head Asia
Lindsay Mann
Vietnam
CBA Representative Office
Suite 202-203A
The Central Building
31 Hai Ba Trung, Hanoi
Telephone: (84 4) 826 9899
Facsimile: (84 4) 824 3961
Chief Representative
Danny Armstrong
Americas
United States of America
CBA Branch Office
Level 17, 599 Lexington Avenue
New York NY 10022
Telephone: (1 212) 848 9200
Facsimile: (1 212) 336 7725
General Manager, Head of North America
Ian Phillips
Europe
United Kingdom
CBA Branch Office
Senator House
85 Queen Victoria Street
London EC4V 4HA
Telephone: (44 20) 7710 3999
Facsimile: (44 20) 7710 3939
Regional General Manager Europe & North America
Paul Orchart
First State Investments (UK) Limited
3rd Floor, 30 Cannon Street
London EC4M 6YQ
Telephone: (44 20) 7332 6500
Facsimile: (44 20) 7332 6501
CEO
Charlie Metcalf
Edinburgh
23 St Andrew Square
Edinburgh EH2 1BB
Telephone: (44 131) 473 2200
Facsimile: (44 131) 473 2222
Managing Partners
Stuart Paul & Angus Tulloch
74      Commonwealth Bank of Australia Concise Annual Report 2007

Contact Us
132 221 General Enquiries
For your everyday banking including paying bills using BPAY® our automated service is available 24 hours a day, 7 days a week.
From overseas call +61 132 221. Operator assistance is available 24 hours a day, 365 days a year.
132 224 Home Loans & Investment Home Loans
To apply for a new home loan/investment home loan or to maintain an existing loan. Available from 8am to 10pm, 365 days a year.
®Registered to BPAY Pty Ltd ABN 69 079 137 518
131 431 Personal Loan Sales
To apply for a new personal loan.
Available from 8am to 8pm, 365 days a year.
131 519 CommSec (Commonwealth Securities)
Available from 8am to 7pm (Sydney Time), Monday to Friday.
CommSec provides the information and tools to make smart investment easy, accessible and affordable for all Australians, by phone or Internet at www.commsec.com.au
131 709 CommSec Margin Loan
Enables you to expand your portfolio by borrowing against your existing shares and managed funds. To find out more simply call 13 17 09 8am to 5pm (Sydney Time) Monday to Friday or visit www.commsec.com.au.
1800 240 889 Telephone Typewriter Service
A special telephone banking service for our hearing and speech impaired customers. The service covers all the services available on 13 2221. Available from 8am to 8pm, Monday to Friday.
1800 011 217 Lost or Stolen Cards
To report a lost or stolen card 24 hours a day, 365 days a year.
131 998 Business Line
For a full range of business banking solutions.
Available 24 hours a day, 365 days a year.
1300 245 463 (1300 AGLINE) AgriLine
A dedicated team of Agribusiness Specialists will help you with your financial needs. With many of our Business Banking team living in regional and rural Australia, they understand the challenges you face. Available from 7am to 7pm, Monday to Friday (NSW time).
Commonwealth Bank of Australia Concise Annual Report 2007      75

Contact Us
CommBiz
Enables you to perform online business transactional banking from an Internet-connected computer, anywhere in the world, 24 hours a day, 365 days a year on www.commbiz.com.au
132 015 Commonwealth Financial Services
For enquires on retirement and superannuation products, or managed investments. Available from 8.30am to 6pm (Sydney Time), Monday to Friday.
Unit prices are available 24 hours a day, 365 days a year.
CommInsure
For all your general insurance needs call 132 423 8am to 8pm (Sydney Time), 7 days a week – or visit www.comminsure.com.au
For general claims assistance call 132 420, 24 hours a day, 365 days a year.
For all your life insurance needs call 131 056 8am to 8pm (Sydney Time), Monday to Friday – or visit www.comminsure.com.au
Colonial First State
Existing investors can call 131 336 from 8am to 7pm (Sydney time) Monday to Friday. New investors without a financial adviser can call 1300 360 645. Financial advisers can call
131 836. Alternatively, visit www.colonialfirststate.com.au
Internet Banking
You can apply for a home loan, credit card, personal loan, term deposit or a savings account on the internet by visiting our website at www.commbank.com.au available 24 hours a day, 365 days a year.
Do your everyday banking on our internet banking service NetBank at www.commbank.com.au/netbank available 24 hours a day, 365 days a year.
To apply for access to NetBank, call 132 828 between 8am and 8pm (Sydney Time), seven days a week.
76       Commonwealth Bank of Australia Concise Annual Report 2007

Corporate Directory
Registered Office
Level 7, 48 Martin Place
Sydney NSW 1155
Telephone (02) 9378 2000
Facsimile (02) 9378 3317
Company Secretary
JD Hatton
Shareholder Information
www.commbank.com.au/Shareholder
Share Registrar
Link Market Services Limited
Locked Bag A14
SYDNEY SOUTH NSW 1235
Telephone: (02) 8280 7199
Facsimile: (02) 9287 0303
Freecall: 1800 022 440
Internet
www.linkmarketservices.com.au
Email
registrars@linkmarketservices.com.au
Telephone numbers for overseas Shareholders
New Zealand
0800 442 845
United Kingdom
0845 769 7502
Fiji
008 002 054
Other International
612 8280 7199
Australian Stock Exchange Listing
CBA
Annual Report
To request a copy of the Annual Report
please call 1800 022 440
Commonwealth Bank of Australia Concise Annual Report 2007      77

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